As filed with the Securities and Exchange Commission on July 28, 2005.

                       Securities Act File No. 333-117886

                    Investment Company Act File No. 811-21190

================================================================================

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                              ---------------------

                                    FORM N-2

                        (CHECK APPROPRIATE BOX OR BOXES)

           [X] REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                       [ ] PRE-EFFECTIVE AMENDMENT NO.
                                                       ---
                      [X ] POST-EFFECTIVE AMENDMENT NO.  4
                                                        ---


       [X] REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                              [X] AMENDMENT NO. 12

                              ---------------------

    CITIGROUP ALTERNATIVE INVESTMENTS MULTI-ADVISER HEDGE FUND PORTFOLIOS LLC

               --------------------------------------------------

               (Exact name of Registrant as specified in Charter)

                           399 Park Avenue, 7th Floor
                               New York, NY 10043
                    ----------------------------------------

                    (Address of principal executive offices)

       Registrant's Telephone Number, including Area Code: (212) 816-4999

                                Millie Kim, Esq.
                      Citigroup Alternative Investments LLC
                           399 Park Avenue, 7th Floor
                               New York, NY 10043
                     ---------------------------------------

                     (Name and address of agent for service)

                                    COPY TO:

                             Paul S. Schreiber, Esq.
                             Shearman & Sterling LLP
                              599 Lexington Avenue
                            New York, New York 10022
--------------------------------------------------------------------------------


================================================================================

                  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box [X]

It is proposed that this filing will become effective:
[X ]  when declared effective pursuant to Section 8(c)

If appropriate, check the following box:
[ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment registration statement.

[ ] This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is 333-107876.

        CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

================================================================================


TITLE OF SECURITIES                           PROPOSED MAXIMUM AGGREGATE OFFERING                    AMOUNT OF
BEING REGISTERED                                            AMOUNT                                REGISTRATION FEE
Shares of Beneficial Interest                            $350,000,000                               $38,010 (i)


     (i) Transmitted in connection with previous filings dated August 12, 2003 and October 18, 2004 (File Nos. 333-107876 and 811-21190). (No
          additional Shares are being registered by this filing; all Shares previously registered are carried forward under this post-effective amendment.)

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CROSS REFERENCE SHEET
PARTS A AND B OF PROSPECTUS

          Item No.                               Caption                                    Location
          --------                               -------                                    --------

             1.              Outside Front Cover Page..............................Outside Front Cover Page

             2.              Cover Pages and Other Offering Information............Inside Front Cover and Outside Back
                                                                                   Cover Pages

             3.              Fee Table and Synopsis................................Summary of Fees and Expenses

             4.              Financial Highlights..................................Financial Highlights

             5.              Plan of Distribution..................................Subscriptions for Shares

             6.              Selling Shareholders..................................Not Applicable

             7.              Use of Proceeds.......................................Use of Proceeds

             8.              General Description of the Registrant.................The Company

             9.              Management............................................Management of the Company
                                                                                   The Adviser
                                                                                   Administrator
                                                                                   Custodian and Escrow Agent
                                                                                   Management Fee

            10.              Capital Stock, Long-Term Debt, and Other              Capital Accounts and Allocations Prior
                             Securities............................................to the Tax Conversion Date
                                                                                   Distribution Policy
                                                                                   Net Asset Valuation

            11.              Defaults and Arrears on Senior Securities.............Not Applicable

            12.              Legal Proceedings.....................................Not Applicable

            13.              Table of Contents of the Statement of
                             Additional Information................................Not Applicable

            14.              Cover Page of SAI.....................................Not Applicable

            15.              Table of Contents.....................................Table of Contents

            16.              General Information and History.......................The Company

            17.              Investment Objective and Policies.....................Investment Program

            18.              Management............................................See Item 9 Above

            19.              Control Persons and Principal Holders of
                             Securities............................................Management of the Company

            20.              Investment Advisory and Other Services................The Adviser
                                                                                   Management Fee


            21.              Portfolio Managers....................................Portfolio Manager

            22.              Brokerage Allocation and Other Practices..............Brokerage

            23.              Tax Status............................................Tax Aspects Generally
                                                                                   Tax Aspects Applicable Prior to the
                                                                                   Tax Conversion Date
                                                                                   Tax Aspects Relating to the Tax
                                                                                   Conversion
                                                                                   Tax Aspects Applicable as of and
                                                                                   After the Tax Conversion Date

            24.              Financial Statements..................................Financial Statements




PART A -- INFORMATION REQUIRED IN A PROSPECTUS
PART B -- INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

The information required to be included in this Registration Statement by Part A and Part B of Form N-2 is contained in the offering memorandum that follows.

                        --------------------------------

                        CITIGROUP ALTERNATIVE INVESTMENTS
                     MULTI-ADVISER HEDGE FUND PORTFOLIOS LLC

                        --------------------------------

                               OFFERING MEMORANDUM

                                  July 29, 2005

                              ---------------------

                      Citigroup Alternative Investments LLC

                               Investment Adviser

                        --------------------------------

                           399 Park Avenue, 7th Floor
                               New York, NY 10043
                                 (212) 816-4999



Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC (the "Company") is a recently formed limited liability company registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified management investment company. The investment objective of each Series of the Company is to seek capital appreciation.

Neither the Securities and Exchange Commission nor any other U.S. federal or state governmental agency or regulatory authority has approved or disapproved the merits of an investment in these securities or passed upon the accuracy or adequacy of this offering memorandum. Any representation to the contrary is a criminal offense.

================================================================================

The shares of each Series of beneficial interest in the Company ("Shares") are not deposits in, obligations of, or guaranteed by Citibank, N.A. or any of its affiliates, are not government guaranteed or insured, and are subject to investment risks, including the possible loss of the principal amount invested.

This offering memorandum sets forth concisely information about the Company that a prospective investor should know before investing, and should be retained for future reference. It includes the information required to be included in a prospectus and statement of additional information. Additional information about the Company has been filed with the Securities and Exchange Commission and is available either on the Commission's website at www.sec.gov or upon request and without charge.

                                                                  TOTAL OFFERING

         Amount...  ................................................$350,000,000

         Placement Fees (Sales Commissions) (1)......................$10,500,000

         Proceeds to the Company (2)................................$350,000,000

(1) Assumes placement fees of 3.0%. (Investments generally are subject to a placement fee of up to 3.0%, subject to waiver. Certain types of investors will not be charged these fees. See "Subscriptions for Shares.")

(2) Proceeds will be allocated to each Series according to the number of Shares sold for that Series. These estimated proceeds assume the sale of all Shares registered under this offering and reflect the deduction of expenses expected to be incurred by the Company in connection with this and prior offerings of approximately $165,000.

Shares will be sold only to investors qualifying as "Eligible Investors" as described in this Offering Memorandum. One or more Placement Agents, who may be affiliated with the Adviser, may be appointed by the Company from time to time and will serve in that capacity on a reasonable best efforts basis, subject to various conditions. Placement fees payable to the Placement Agents are deducted from a prospective investor's subscription amount, will not be applied to the purchase of Shares made by the investor and will not be part of the assets of the particular Series. The Adviser or its affiliates also may pay from their own resources additional compensation to the Placement Agents in connection with placement of Shares or servicing of investors. As to each investor referred by a Placement Agent to date, such additional compensation approximates .70% to .85% of the value of the Shares held by the investor per annum (but in the aggregate across all investors will not exceed 1% of the Company's net assets per annum). In some instances, these arrangements may result in receipt by the Placement Agents and their personnel (who themselves may receive all or a substantial part of the relevant payments) of compensation in excess of that which otherwise would have been paid in connection with their placement of shares of a different investment fund. A prospective investor with questions regarding these arrangements may obtain additional detail by contacting his or her Placement Agent directly. Prospective investors also should be aware that these payments could create incentives on the part of the Placement Agents to more positively consider the Company relative to investment funds not making payments of this nature or making smaller such payments.

Citigroup Alternative Investments LLC ("CAI") is an affiliate of Citigroup Global Markets Inc. (and its division Smith Barney), as well as certain Citibank, N.A. branches and affiliates through which The Citigroup Private bank engages in business. These branches and affiliates may act as Placement Agents or Distributors of investment vehicles advised by CAI (such as the Company) and will be compensated for their services in a variety of manners (which include placement fees and payments calculated by reference to incentive fees and management fees earned by CAI and/or CAI's net operating profits). In most instances, these branches and affiliates will receive higher compensation from CAI for placing investments in its advised investment vehicles than they would receive in respect of a vehicle advised by a non-affiliated entity. This additional compensation provides an incentive for these branches and affiliates to place investments with investment vehicles advised by CAI over vehicles advised by other non-affiliated entities and represents a conflict of interest that potential investors should consider carefully.

                                TO ALL INVESTORS

This Offering Memorandum will not constitute an offer to sell or the solicitation of an offer to buy nor will any sale of Shares be made in any jurisdiction in which the offer, solicitation or sale is not authorized or to any person to whom it is unlawful to make the offer, solicitation or sale. No person has been authorized to make any representations concerning the Company that are inconsistent with those contained in this Offering Memorandum. Prospective investors should not rely on any information not contained in this Offering Memorandum. Prospective investors should not construe the contents of this Offering Memorandum as legal, tax or financial advice. Each prospective investor should consult his, her or its own professional advisers as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Company for the investor. This Offering Memorandum is qualified in its entirety by reference to the Limited Liability Company Agreement of Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC (the "LLC Agreement") itself. The Shares are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under the LLC Agreement.

                            PRIVACY POLICY STATEMENT

The Company and the Adviser (each as defined below) collect non-public personal information about investors from information received on subscription documents and other forms and information required in connection with a subscription for Shares and information concerning Members' transactions with the Company. The Company and the Adviser will not disclose any non-public personal information relating to current or former investors except in connection with the administration, processing and servicing of repurchases and subscriptions or to the Company's administrator, accountants and attorneys, in each such case subject to customary undertakings of confidentiality. The Company and the Adviser restrict access to non-public personal information relating to investors to personnel of the Company and the Adviser and other personnel who need to know that information in connection with the operation of the Company. The Company maintains physical, electronic and procedural controls in keeping with U.S. federal standards to safeguard the Company's non-public personal information relating to investors.

                                TABLE OF CONTENTS

OFFERING SYNOPSIS..............................................................1
SUMMARY OF FEES AND EXPENSES -- MULTI-STRATEGY SERIES M.......................23
SUMMARY OF FEES AND EXPENSES -- MULTI-STRATEGY SERIES G.......................25
FINANCIAL HIGHLIGHTS..........................................................27
THE COMPANY...................................................................28
USE OF PROCEEDS...............................................................29
STRUCTURE.....................................................................29
INVESTMENT PROGRAM............................................................30
TYPES OF INVESTMENTS AND RELATED RISKS........................................37
OTHER RISKS...................................................................51
LIMITS OF RISK DISCLOSURES....................................................54
INVESTMENT POLICIES AND RESTRICTIONS..........................................54
MANAGEMENT OF THE COMPANY.....................................................56
THE ADVISER...................................................................60
INVESTMENT ADVISORY AGREEMENT.................................................63
VOTING........................................................................64
INVESTMENT MANAGERS TO THE INVESTMENT FUNDS...................................64
OTHER MATTERS.................................................................65
BROKERAGE.....................................................................66
ADMINISTRATOR.................................................................67
CUSTODIAN AND ESCROW AGENT....................................................68
COMPANY EXPENSES..............................................................68
MANAGEMENT FEE................................................................70
TAX CONVERSION................................................................70
CAPITAL ACCOUNTS AND ALLOCATIONS PRIOR TO THE TAX CONVERSION DATE.............71
DISTRIBUTION POLICY...........................................................73
NET ASSET VALUATION...........................................................74
CONFLICTS OF INTEREST.........................................................77
DISCLOSURE OF PORTFOLIO HOLDINGS..............................................79
SUBSCRIPTIONS FOR SHARES......................................................80
REDEMPTIONS, REPURCHASES AND TRANSFERS OF SHARES..............................82
TAX ASPECTS GENERALLY.........................................................87
TAX ASPECTS APPLICABLE PRIOR TO THE TAX CONVERSION DATE.......................87
TAX ASPECTS RELATING TO THE TAX CONVERSION....................................99
TAX ASPECTS APPLICABLE AS OF AND AFTER THE TAX CONVERSION DATE................99

ERISA CONSIDERATIONS.........................................................105
ADDITIONAL INFORMATION REGARDING THE LIMITED LIABILITY COMPANY AGREEMENT.....106
REPORTS TO MEMBERS...........................................................107
ADVERTISING AND SALES MATERIAL...............................................107
TERM, DISSOLUTION AND LIQUIDATION............................................107
FISCAL YEAR..................................................................108
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL..............108
INQUIRIES AND FINANCIAL INFORMATION..........................................108
APPENDIX A  INVESTOR QUALIFICATIONS AND REPRESENTATIONS........................1

                                OFFERING SYNOPSIS

In making an investment decision, an investor must rely upon his, her or its own examination of the Company and the terms of the offering, including the merits and risks involved, of acquiring the Shares of either Series of the Company. This is only a synopsis of information to consider before investing. More detailed information follows in the body of this Offering Memorandum.

THE COMPANY                   Citigroup Alternative Investments Multi-Adviser
                              Hedge Fund Portfolios LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware and is registered under the Investment Company Act of 1940, as amended
                              (the "1940 Act"), as a closed-end, non-diversified management investment company. Like an unregistered private investment fund, the Company will offer and sell shares of limited liability company interests in the Company (the "Shares") in large minimum denominations to high net worth individual and institutional investors and will restrict transferability of the Shares.

                              Under the Limited Liability Company Agreement of the Company (the "LLC Agreement"), the Company may issue one or more series of Shares (each, a "Series") having such relative rights and preferences as established by the LLC Agreement and by the Board of Directors (as defined below) and bearing separate liabilities. As of the date of this Offering Memorandum, the Board of Directors has established two separate Series designated as "Multi-Strategy Series M" and "Multi-Strategy Series G" (together, the "Series"). This Offering Memorandum relates to the offer and sale of Shares of both Multi-Strategy Series M and Multi-Strategy Series G (and references in this Offering Memorandum to "Shares" should be understood as referring either separately to Shares of Multi-Strategy Series M or Multi-Strategy Series G or collectively to Shares of both Series, as the context may require). The Company previously issued "Units." Those Units have been redenominated, solely as a matter of nomenclature, as the "Shares" referred to throughout this Offering Memorandum. For periods prior to the Tax Conversion Date (as defined below), interests in the Company technically remain Units but, to avoid inconsistent usage, are referred to in this Offering Memorandum as Shares.

                              The assets of each Series will be actively managed and an investment in each Series will be subject to an asset-based fee payable to Citigroup Alternative Investments LLC, the investment adviser to each Series (in such capacity, the "Adviser"). Unlike many private investment funds, the Company has registered as an investment company under the 1940 Act and has registered its Shares under the Securities Act of 1933, as amended (the "1933 Act"), so as to be able to offer the Shares without limiting the number of Eligible Investors

                              (as defined below) who may participate in its investment program. Investors who purchase Shares in the offering, and other persons who acquire Shares and are admitted to the Company by its Board of Directors, will become members of the Company ("Members").

INVESTMENT OBJECTIVE AND      The investment objective of each Series is to seek
INVESTMENT PROGRAM            capital appreciation. In particular,
                              Multi-Strategy Series M seeks to realize a targeted annualized net return to Members over any three-to-five-year investment horizon equal to the return for that period of three-month U.S.
                              Treasury Bills plus 6.0%, with targeted annualized volatility as measured by standard deviation of less than 5.5%; and Multi-Strategy Series G seeks to realize a targeted annualized net return to Members over any three-to-five-year investment horizon equal to the return for that period of three-month U.S. Treasury Bills plus 8.5%, with targeted annualized volatility as measured by standard deviation of less than 7.5%. In accord with these differing return/volatility targets, the Adviser allocates a greater portion of the investments it identifies as having increased return potential (with generally more variable expected returns as to both gains and losses) to Multi-Strategy Series G than it does to Multi-Strategy Series M. No assurance can be given, however, that a Series' investment objective or its particular return/volatility targets will be achieved. In addition, although
                              Multi-Strategy Series G targets a higher return, and therefore a higher risk/volatility profile than Multi-Strategy Series M, no assurance can be given that either Series will not lose money, and under certain circumstances Multi-Strategy Series
                              M actually may experience greater losses than Multi-Strategy Series G.

                              Each Series seeks to achieve its objective principally through investing in investment funds ("Investment Funds") managed by third-party investment managers ("Investment Managers") that employ a variety of alternative investment strategies. These investment strategies allow Investment Managers the flexibility to use leveraged or short-sale positions to take advantage of perceived inefficiencies across the global capital markets and are referred to as "alternative" strategies in contrast to the long-only, limited-leverage investment programs of conventional registered investment companies such as mutual funds. Because Investment Funds following alternative investment strategies (whether hedged or not) are often described as "hedge funds," the investment program of each Series can be referred to as a fund of hedge funds.

                              Through the selection and monitoring of Investment Funds, each Series seeks to achieve capital appreciation that is not disproportionately influenced by the performance of any single Investment Fund. In addition, through constructing a portfolio that is comprised of a number of Investment Funds, each Series seeks to achieve the desired returns with lower volatility than likely would be achieved by investing with a single Investment Fund. In this regard, although the Company is a "non-diversified" investment company within the meaning of the 1940 Act, the Adviser typically will limit a Series' exposure to any investment "strategy" to less than 40% of the Series' net assets (measured over time and subject to underlying Investment Fund liquidity constraints) and investments in any one Investment Fund to less than 20% of the Series' net assets (measured at the time of purchase).

                              Each Series may seek to gain investment exposure to certain Investment Funds or Investment Managers or to adjust market or risk exposure by entering into derivative transactions, such as total return swaps, options and futures. See "Types of Investments and Related Risks--Investment Related Risks--Risks of Securities Activities--Swap Agreements."

                              The Adviser, an indirect, wholly owned subsidiary of Citigroup Inc. ("Citigroup"), is responsible for the allocation of assets of each Series to various Investment Funds, subject to policies adopted by the Board of Directors. These Investment Funds (primarily unregistered investment funds, and to a limited extent, registered investment companies) are expected, in most cases, to have investors other than the Series. Subject to the approval of the Board of Directors (and, to the extent required by the 1940 Act, the investors in the particular Series), a Series may create separate Investment Funds that would be managed by one or more of the Investment Managers and for which such Series could be the sole investor (the Investment Managers of such Investment Funds, with Investment Managers selected to otherwise directly manage assets of a Series, are referred to as "Subadvisers"). The Adviser is also responsible for the selection of Subadvisers.

                              The Adviser allocates the assets of each Series among the Investment Funds that, in its view, represent attractive investment opportunities. In seeking to achieve its stated objectives, on a monthly basis the Adviser will consider rebalancing the portfolio of each Series to maintain what it considers to be the appropriate mix of trading styles and investment strategies given its prevailing market views.

                              The Adviser and its personnel use a wide range of resources, including its well-established alternative investments network, to identify attractive Investment Funds and promising investment strategies for consideration in connection with investments by each Series.

                              The Adviser's investment selection process involves a fundamental, top-down analysis that takes into account the broad risk/return features of the universe of alternative strategy types and attempts to group potential Investment Managers in logical categories or broad strategy groups. The asset allocation process then starts with an initial allocation across the broad strategy groupings, followed by a sub-allocation to individual strategies, and concludes with an allocation to individual Investment Funds within each selected strategy. The Adviser believes that the advantage of such a process over one based simply on evaluation of specific strategies and/or potential Investment Managers is that the risk and performance statistics of the broad strategy groups generally display greater stability than the statistics of the underlying strategies taken separately, which tend to vary substantially over time and in different market environments. The Adviser structures allocations to individual strategies and to individual Investment Funds with the objective of achieving a Series' absolute return target, while limiting the Series' potential losses.

                              The Adviser's personnel have extensive experience and expertise with alternative investment strategies and investment managers and have evaluated numerous investment funds representing many categories of alternative investments utilizing various investment strategies. They also have extensive experience in directly managing alternative investment strategies. The Adviser believes that this combination of evaluation expertise and direct investment experience enables it to understand the opportunities and risks associated with investing in Investment Funds.

                              For purposes of a Series' investment restrictions and its investment limitations under the 1940 Act, a Series will "look through" to the underlying investments of any Investment Fund managed by a Subadviser. Other Investment Funds in which a Series invests, however, are not subject to the Series' investment restrictions and, unless registered under the 1940 Act, are generally not subject to any investment limitations under the 1940 Act. Each Series may invest temporarily in high quality fixed income securities and money market instruments or may hold cash or cash equivalents pending the investment of assets in Investment Funds or to maintain the liquidity necessary to effect repurchases of Shares or for other purposes.

RISK FACTORS                  The Investment Program of Each Series Is
                              Speculative and Entails Substantial Risks. All securities investing and trading activities risk the loss of capital. No assurance can be given that a Series' investment objective or its particular return/volatility targets will be achieved. Each Series' performance depends upon the performance of the Investment Funds and the Adviser's ability to effectively select Investment Funds and allocate and reallocate the Series' assets among them. Each
                              Investment Fund's use of leverage, short sales and derivative transactions, in certain circumstances, can result in significant losses. As a non-diversified investment company, none of the Series is subject to the percentage limitations imposed by the 1940 Act on the portion of its assets that may be invested in the securities of any one issuer. As a result, the investment portfolio of each Series may be subject to greater risk and volatility than if the portfolio were invested in the securities of a broader range of issuers.

                              Investment in a Series Is Not Suitable for All Investors. Prospective investors in the Company should review carefully the discussion under the captions "Types of Investments and Related Risks" and "Other Risks" for specific risks associated with each Series' and the Investment Managers' styles of investing. An investment in a Series should only be made by investors who understand the nature of the investment, do not require more than limited liquidity in the investment and have sufficient capital to sustain the loss of their entire investment in the Series.

                              Investment Funds Pursue Various Investment
                              Strategies. The Investment Funds selected by a Series may invest and trade in a wide range of instruments and markets and may pursue various investment strategies. The Investment Funds may invest and trade in equity and debt securities (including initial public offerings), and may also invest and trade in equity-related instruments, currencies, financial futures and debt-related instruments. Some of these securities or other instruments may be restricted or illiquid so that it may not be possible to sell them at the most opportune times or at prices approximating the value at which they were purchased. In addition, the Investment Funds may sell securities short and use a wide range of other investment techniques. The Investment Funds generally are not limited in the markets, either by location or type, such as large capitalization, small capitalization or non-U.S. markets, in which they invest, or the investment discipline that their Investment Managers may employ, such as value or growth or bottom-up or top-down analysis. Special risks apply to investing in both non-U.S. and smaller capitalization issuers. The Investment Funds may use various investment techniques for hedging and non-hedging purposes. An Investment Fund may, for example, sell securities short and purchase and sell options and futures contracts and engage in other derivative transactions, subject to certain limitations described elsewhere in this Offering Memorandum. The use of these techniques may be an integral part of an Investment Fund's investment strategy and may involve certain risks. The Investment Funds may use leverage, which also entails risk. See "Types of Investments and Related Risks."

                              The Investment Funds or a Series May Use Leverage. Some or all of the Investment Funds may make margin purchases of securities and, in connection with these purchases, borrow money from brokers and banks (i.e., through credit facilities, lines of credit, or other margin or borrowing arrangements) for investment purposes. Use of leverage in this manner is speculative and involves certain risks. A Series may borrow money in connection with its investment activities, for cash management purposes, to fund the repurchase of Shares or for temporary or emergency purposes. In general, the use of leverage by Investment Funds or a Series will increase the volatility of the Investment Funds or the Series.

                              There Are Special Tax Risks. Special tax risks are associated with an investment in a Series. These include, for Members that held Shares during the period in which a Series was or is treated as a partnership for federal income tax purposes, the risk that investors in a Series will be required to obtain extensions of time to file their tax returns due to delayed reporting of relevant information to the Series by one or more of the Investment Managers to which it has allocated capital. See "Other Risks--Delayed Tax Reporting."

                              As of the date on which a Series begins to be taxed as a corporation for federal income tax purposes and qualifies as a "regulated investment company" or "RIC" under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), that Series must satisfy, among other requirements, certain ongoing asset diversification, source-of-income and distribution requirements. Each of these ongoing requirements for qualification for the favorable tax treatment for RICs require that a Series obtain information from the Investment Funds in which the Series is invested. To facilitate the information-gathering process and compliance with certain asset diversification requirements, each Series intends to retain an independent third-party service provider to mediate, in certain respects, the interaction with the Investment Funds. The primary role of the third-party service provider will be to collect and aggregate information with respect to the Investment Funds' holdings. The Adviser also has established internal policies and procedures for monitoring the compliance process, but nonetheless will rely in substantial part on the service provider referenced in the prior sentence.

                              If before the end of any quarter of its taxable year, a Series believes that it may fail the asset diversification requirement, the Series may seek to take certain actions to avert such a failure. A Series may try to acquire additional interests in Investment Funds to bring itself into compliance with the asset diversification test. However, the action frequently taken by regulated investment companies to avert such a failure, the disposition of non-diversified assets, may be difficult for the Series to pursue because a Series may effect withdrawals from an Investment Fund only at certain times specified by the governing documents of the particular fund. While relevant provisions also afford a Series a 30-day period after the end of the relevant quarter in which to cure a diversification failure by disposing of non-diversified assets (other than in the period after the first quarter that the Series qualifies as a regulated investment company), the constraints on a Series' ability to effect a withdrawal from an Investment Fund referred to above may limit utilization of this cure period.

                              If the Series fails to satisfy the asset diversification or other RIC requirements, it may lose its status as a regulated investment company under the Code. In that case, all of its taxable income would be subject to U.S. federal income tax at regular corporate rates without any deduction for distributions to the Members. In addition, all distributions (including distributions of net capital gain) would be taxed to their recipients as dividend income to the extent of the Series' current and accumulated earnings and profits. Accordingly, disqualification as a regulated investment company would have a material adverse effect on the value of a Series' Shares and the amount of a Series' distributions. See "Tax Aspects Applicable As Of and After the Tax Conversion Date."

                              The Company and its Series Have Only a Limited Operating History. The Company is a recently formed entity and its Series have only a limited operating history upon which investors can evaluate their performance. The Adviser's personnel, however, have substantial experience in managing investments and private investment funds, including certain clients and private investment funds that pursue investment programs that are substantially similar, in whole or in part, to that of the Series.

                              The Shares Have Limited Liquidity. It is not anticipated that Shares will be listed on any securities exchange or traded in other markets, and Shares will be subject to substantial restrictions on transfer. Although the Company expects to offer to repurchase Shares of a Series from the Members from time to time, no assurance can be given that these repurchases will occur. See "Types of Investments and Related Risks" and "Redemptions, Repurchases and Transfers of Shares."

                              The Investment Funds Operate Independently of the Series and Are Largely Unregulated. The Investment Funds generally will not be registered as investment companies under the 1940 Act and each Series, as an investor in these Investment Funds, will not have the benefit of the protections afforded by the 1940 Act to investors in registered investment companies. While the Adviser in many instances seeks to negotiate arrangements that provide for regular reporting of performance and portfolio data by the Investment Funds, at times the only means of obtaining independent verification of performance data will be reviewing an Investment Fund's annual audited financial statements. Absent such negotiated arrangements (or as may otherwise be provided in the Investment Fund's governing documents), Investment Funds are not contractually or otherwise obligated to inform their investors, including the Series, of details surrounding their investment strategies. (This means, for example, that if two or more of a Series' Investment Funds were to invest significantly in the same company or industry, the Series' investments could be "concentrated" in that company or industry without the Adviser having had the opportunity to assess the risks of such concentration.) In addition, the Company, the Series and the Adviser have no control over the Investment Funds' investment management, brokerage, custodial arrangements or operations and must rely on the experience and competency of each Investment Manager in these areas. The performance of each Series is entirely dependent on the success of the Adviser in selecting Investment Funds for investment by the Series and the allocation and reallocation of each Series' assets among Investment Funds.

                              Investors May Be Able to Invest in the Investment Funds Directly at a Lower Cost than Investing Indirectly through a Series. An investor who meets the eligibility conditions imposed by the Investment Funds, including minimum initial investment requirements that generally will be substantially higher than those imposed by the Company, could invest directly in the Investment Funds. By investing in the Investment Funds indirectly through a Series, an investor bears a proportionate part of the asset-based fees and other expenses paid by the particular Series to the Adviser and other expenses of the Series, and also indirectly bears a portion of the asset-based fees, performance compensation and other expenses borne by each Series as an investor in the Investment Funds.

                              Each Series Bears the Fees of its Underlying
                              Investment Managers and the Fee Arrangements of Those Managers May Involve Special Risks. Each Investment Manager to which the Adviser allocates the assets of a Series generally will charge the Series, as an investor in an underlying Investment Fund, an asset-based fee, and some or all of the Investment Managers will receive performance-based compensation (either fees or in the form of profit "allocations"). The asset-based fees of the Investment Managers are generally expected to range from 1% to 3% annually of the net assets under their management and the performance compensation to the Investment Managers is generally expected to range from 15% to 25% of net profits annually. The receipt of performance compensation by an Investment Manager may create an incentive for an Investment Manager to make investments that are riskier or more speculative than those that might have been made in the absence of such incentive. In addition, because performance compensation will generally be calculated on a basis that includes unrealized appreciation of an Investment Fund's assets, such compensation may be greater than if it were based solely on realized gains.

                              An Investment Manager to an Investment Fund will receive any performance compensation to which it is entitled, irrespective of the performance of the other Investment Funds and each Series generally. Thus, an Investment Manager with positive performance may receive performance compensation from a Series, as an investor in an underlying Investment Fund, and indirectly from the Series' investors, even if the Series' overall returns are negative. Investment decisions for the Investment Funds are made by the Investment Managers independently of each other. Consequently, at any particular time, one Investment Fund may be purchasing interests in an issuer that at the same time are being sold by another Investment Fund. Investing by Investment Funds in this manner could cause a Series to indirectly incur certain transaction costs without accomplishing any net investment result.

                              There Are Special Risks Related to a Series'
                              Investments in the Investment Funds. Each Series may make additional investments in, or withdrawals from, the Investment Funds only at certain times specified in the governing documents of the Investment Funds (or in such negotiated "side letter" or similar arrangements as the Adviser may be able to enter into with the Investment Fund on behalf of a Series). In addition, each Series may be subject to fees imposed on its withdrawals from the Investment Funds, especially with respect to "early withdrawals" made within one year of its initial investment in a particular Investment Fund.

                              To the extent a Series' holdings in an Investment Fund afford it no ability to vote on matters relating to the Investment Fund, the Series will have no say in matters that could adversely affect the Series' investment in the Investment Fund.

                              Investment Funds may be permitted to distribute securities in kind to investors, including a Series. Securities that a Series may receive upon a distribution may be illiquid or difficult to value. In such circumstances, the Adviser would seek to dispose of these securities in a manner that is in the best interests of the Series.

BOARD OF DIRECTORS            The Company has a Board of Directors (each member
                              a "Director" and collectively, the "Board of Directors") that has overall responsibility for monitoring and overseeing the investment program of each Series and the Company's management and operations. Each investor, by investing in a Series, will become a "Member" of the Company and will be deemed to have voted for the election of each initial Director. Any vacancy on the Board of Directors may be filled by the remaining
                              Directors, except to the extent the 1940 Act requires the election of Directors by the Members.
                              A majority of the Directors are "Independent
                              Directors" who are not "interested persons" (as defined by the 1940 Act) of the Company or the Adviser. See "Management of the Company--Board of
                              Directors" and "Voting."

                              The Company has entered into an investment advisory agreement (the "Investment Advisory Agreement") with the Adviser on behalf of each Series, originally effective as of November 1, 2002. The Investment Advisory Agreement continues in effect from year to year as to each Series if the continuance is approved annually by the Board of Directors (including a majority of the Independent Directors). The Board of Directors may terminate the Investment Advisory Agreement for a Series on 60 days' prior written notice to the Adviser. See "Investment Advisory Agreement."

THE ADVISER                   Citigroup Alternative Investments LLC, a limited
                              liability company formed under the laws of the State of Delaware, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and as a commodity trading adviser and a commodity pool operator with the Commodity Futures Trading
                              Commission ("CFTC"), and is a member of the National Futures Association ("NFA").

                              Subject to the oversight of the Board of Directors, the day-to-day portfolio management, short-term cash management and operations of the Company and each Series are the primary responsibility of David Vogel, an officer of the Adviser and an officer and director of the Company. Mr. Vogel has served with the Adviser since May 2005 as a portfolio manager responsible for Investment Fund selection and asset allocation covering discretionary strategies. See "The Adviser" and

                              "The Portfolio Manager."

                              The Adviser is an indirect, wholly owned subsidiary of Citigroup, and considered to be the alternative investment management unit of Citigroup. Citigroup is the largest financial services firm in the United States, with leading market positions in investment banking, research and capital markets, asset management, commercial banking, credit and insurance services. The Adviser and its affiliates had assets under management of over $89 billion in alternative investments as of February 28, 2005. Alternative investments managed by the Adviser include hedge funds, credit structures, real estate, private equity, fixed income and managed futures. An affiliate of the Adviser has invested $20 million in each Series, but is not required to maintain such investment in either Series and may elect to withdraw all or any portion of such investment at any time.

                              A discussion regarding the basis for the Board of Directors' approval of the Company's investment advisory agreement with the Adviser is available under the heading "Investment Advisory Agreement" and in each Series' regular annual report.

ADMINISTRATOR                 Citigroup Alternative Investments LLC has been
                              appointed by the Company to provide certain administrative services to the Company (in such capacity, the "Administrator"). The Administrator has been authorized by the Board of Directors, in the administration agreement entered into between the Company and the Administrator, to make various decisions regarding subscriptions for, and the transfer and repurchase of, Shares, as well as with respect to the allocation of Series' expenses. Fees payable to the Administrator for these services, and reimbursement for the Administrator's out-of-pocket expenses, are paid by the Company out of the assets of each Series.
                              The Administrator has retained PFPC Inc., an independent third party and a corporation formed under the laws of the Commonwealth of Massachusetts, to assist it in performing its administrative duties. See "Company Expenses" and "Administrator."

CUSTODIAN AND ESCROW AGENT    The Company has retained PFPC Trust Company, a
                              limited purpose trust company incorporated under the laws of the State of Delaware, to provide certain custodial services to the Company (in such capacity, the "Custodian"), and PFPC Inc. to serve as escrow agent (in such capacity, the "Escrow
                              Agent"), with respect to subscription monies received from prospective investors. Fees payable to the Custodian and the Escrow Agent for these services, and reimbursement for the Custodian's and the Escrow Agent's out-of-pocket expenses, are paid by the Company out of the assets of each Series. See

                              "Company Expenses" and "Custodian and Escrow
                              Agent."

COMPANY EXPENSES              The Adviser bears all of its own costs incurred in
                              providing investment advisory services to the Series, including travel and other expenses related to its selection and monitoring of Investment Managers. As described below, however, each Series bears all other expenses related to its investment program (collectively,
                              "investment-related expenses"). The Adviser also provides, or will arrange at its expense, for certain management and administrative services to be provided to the Company. Among those services are: providing office space and other support services; maintaining and preserving certain records; preparing and filing various materials with state and U.S. federal regulators; providing legal and regulatory advice in connection with administrative functions; and reviewing and arranging for payment of the expenses of the Company and each Series. See "Company Expenses."

                              Expenses to be assumed by the Company or a particular Series include, without limitation: all investment-related expenses, including, but not limited to, fees paid and expenses reimbursed directly or indirectly to Investment Managers (including, however characterized or structured, management fees, performance or incentive fees or allocations and redemption or withdrawal fees, and any indemnification expenses), all costs and expenses directly related to portfolio transactions and positions for a Series' account, such as direct and indirect expenses associated with the Series' investments, including its investments in Investment Funds or with Subadvisers (whether or not consummated), and enforcing the Series' rights in respect of such investments, transfer taxes and premiums, taxes withheld on non-U.S. dividends, fees for data and software providers, research expenses, professional fees (including, without limitation, the fees and expenses of consultants, accountants, attorneys and experts, which may be retained to provide due diligence or similar services with respect to potential Investment Managers or for other purposes, fees and disbursements of any third party vendor performing tax compliance services and, if applicable in the event a Series utilizes a Subadviser (or in connection with its temporary or cash management investments or certain swap or other derivative transactions), brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased and margin fees; all costs and expenses associated with the establishment of Investment Funds managed by Subadvisers; any non-investment-related interest expense; attorneys' fees and disbursements associated with preparing, and updating the Company's Offering Memorandum and preparing and reviewing subscription documents (with the Offering Memorandum, the "Offering Materials"); fees and disbursements of any accountants engaged by the Company or a Series, and expenses related to the annual audit of the Company; fees and expense reimbursements paid to the Administrator; recordkeeping, custody and escrow fees and expenses; the costs of errors and omissions, directors' and officers' liability insurance and a fidelity bond; the Management Fee; the costs of preparing and distributing updated Offering Materials, reports and other communications, including proxy, tender offer correspondence or similar materials, to Members; the costs of tax return and reporting preparation, review and distribution to Members; fees of Independent Directors and travel expenses of Directors relating to meetings of the Board of Directors and committees thereof; all costs and charges for equipment or services used in communicating information regarding a Series' transactions between the Adviser and any custodian or other agent engaged by or on behalf of a Series; and any extraordinary expenses, including indemnification expenses as provided for in the LLC Agreement. The Adviser will pay or assume all other ordinary operating expenses of the Company and each Series.

                              The Company's and each Series' expenses associated with this offering have been paid in full.

                              In consideration of the administrative services provided by the Administrator to the Company, each Series pays the Administrator a monthly fee of approximately 0.025% (0.30% on an annualized basis) of the Series' net assets (the "Administrative Fee"). The Administrative Fee is paid out of and reduces each Series' net assets. See "Administrator."

MANAGEMENT FEE                In consideration of the advisory and other
                              services provided by the Adviser to the Company and each Series, each of Multi-Strategy Series M and Multi-Strategy Series G pays the Adviser a monthly fee of approximately 0.125% (1.5% on an annualized basis) of its net assets (as to each Series, the "Management Fee"). The Management Fee is paid out of and reduces each Series' net assets. See "Management Fee."

TAX CONVERSION                The Company's Board of Directors has authorized
                              each Series to elect to be taxed as a corporation and to seek to qualify as a "regulated investment company" under Subchapter M of the Code (the "Tax
                              Conversion"). Each Series will do so as soon as practicable and the intention is that the conversion will occur no later than on or about
                              December 31, 2005 (the date that such election is effective as to each Series will be that Series'
                              "Tax Conversion Date"). Each Series will then no longer be treated as a partnership for Federal tax purposes. Certain requirements under Subchapter M and additional information regarding the Series' new tax treatment, which will be substantially similar to that of many other publicly offered mutual funds and which will allow a Series' tax reporting to Members to be streamlined (reports will be made on IRS Form 1099 instead of the current Schedule K-1), are described under the heading "Tax Aspects
                              Applicable As Of And After the Tax Conversion
                              Date." Depending on when the Tax Conversion Date occurs, however, a Member may receive reports from the Company on both Schedule K-1 and Form 1099 for such Member's tax year ending December 31, 2005
                              (covering the period before and after the Tax
                              Conversion Date, respectively). Thereafter, only
                              Form 1099 reporting will be made. The election of a Series to be taxed as a corporation and its qualification as a "regulated investment company" should not be a taxable event to Members for federal income tax purposes. Members nonetheless should consult their tax advisors regarding the specific tax consequences to them, including state and local tax consequences, associated with this change.

                              The planned change in tax treatment will not affect the value of a Series' Shares. Absent normal investment fluctuation, a Member's Shares as of the Tax Conversion Date will be equal in value to the Member's Shares immediately preceding the conversion. The new tax treatment will, however, require that a Series' current "capital account" structure (in which net increases and net decreases in the value of the Series' assets are allocated to a particular Member's individual capital account on a generally pro rata basis) be replaced by a structure in which Members will participate in that Series' "general account" solely on the basis of the number of Shares of the Series they hold relative to the total number of such Shares outstanding. The Board of Directors expects that Members will find this arrangement simpler and easier to understand than that currently in place. No material changes in the investment program or day-to-day management of the Company or either Series are contemplated in connection with the new tax treatment.

                              Because the new tax treatment will require a Series to make certain annual distributions to Members, the Company also expects to establish a program for the automatic reinvestment of these distributions in each Series. Under the program, when a Member's distribution is reinvested, additional Shares of the relevant Series will be issued to that Member in an amount equal in value to the distribution. Members will be enrolled automatically in the reinvestment program unless they elect otherwise by contacting the Administrator. See "Distribution Policy."



ALLOCATION OF PROFIT AND      Until the Tax Conversion Date, the net profits or
LOSS PRIOR TO THE TAX         net losses of each Series (including, without
                              limitation, net realized gain or

CONVERSION DATE               loss and the net change in unrealized appreciation
                              or depreciation of securities positions) are credited to or debited against the capital account of a Member of a Series at the end of each fiscal period of the Series in accordance with the Member's "investment percentage" for the Series for the period as of the beginning of the fiscal period. These credits or debits to a Member's capital account for a Series are in turn reflected in changes in the value of the Member's Shares of that Series. A Member's investment percentage for a Series will be determined by dividing the value of the Member's Shares of that Series by the total value of the Shares of that Series held by all Members. See "Capital Accounts and Allocations
                              Prior to the Tax Conversion Date--Allocation of
                              Net Profits and Net Losses."

                              As already noted, use of individual capital accounts, an accounting feature of partnership but not of corporate investments, will be discontinued as of a Series' Tax Conversion Date, such that a Member's interest in that Series' net profits or net losses then will be represented solely by the Members' Shares, the value of which will fluctuate according to the investment results of the Series. No change in the value of a Member's Shares will result from the elimination of the underlying capital account.

CONFLICTS OF INTEREST         The investment activities of the Adviser, the
                              Investment Managers and their affiliates for their own accounts and other accounts they manage may give rise to conflicts of interest that may disadvantage the Company or a Series. Citigroup, as a diversified global financial services firm involved with a broad spectrum of financial services and asset management activities, may, for example, engage in the ordinary course of business in activities in which its interests or the interests of its clients may conflict with those of the Company, a Series or the Members. See
                              "Conflicts of Interest."

DISCLOSURE OF PORTFOLIO       The Company publicly discloses its portfolio
HOLDINGS                      holdings periodically as required by the 1940 Act.
                              The Company also may make disclosures to persons or entities having a legitimate business purpose related to receipt of such information, subject to the requirement that if such information is made available more frequently than to the public it be subject at all times to appropriate protections against misuse. A more complete description of the Company's policies and procedures with respect to the disclosure of information relating to the Company's portfolio securities is available below under "Disclosure of Portfolio Holdings."

SUBSCRIPTION FOR SHARES       Shares are offered at their Series net asset value
                              per Share, and each Share subscribed for represents a capital investment in the particular Series in that amount. Each Member must subscribe for a minimum initial investment in a Series of $25,000 (gross of any placement fees described below). Additional investments must be made in a minimum amount of $10,000 and at all times in increments of $5,000. The minimum initial and additional investments may be reduced by the Administrator (as authorized by the Board of Directors) with respect to individual investors or classes of investors (as, for example, with respect to key employees, officers or directors of the Company, the Adviser or their affiliates). The
                              Administrator (as authorized by the Board of Directors) may, in its discretion, cause the Company to repurchase a Member's entire interest in a Series (i.e., all Shares of that Series held by the Member) if the Member's investment balance in the Series, as a result of repurchase or transfer requests by the Member, is less than $25,000 (or any lower amount equal to the Member's initial subscription amount net of placement fees).

                              Based on authority delegated to it by the Board of Directors, the Administrator, on behalf of the Company, may accept initial and additional subscriptions for Shares as of the first business day of each calendar month (a "business day" being any day on which banks in New York City are not required or permitted to close), except that the Company may offer Shares more frequently as determined by the Administrator. Subscription documentation, however, must be received by the Company at least seven calendar days prior to the proposed subscription date (or, if any such date is not a business day, the immediately preceding business day). To assist the Company in meeting its "know your customer" obligations, subscriptions generally will be accepted only from investors having brokerage accounts with an approved Placement Agent, and are subject to the receipt of cleared funds from such account prior to the applicable subscription date and in the full amount of the subscription (which funds will be debited directly from such account by the relevant Placement Agent, on behalf of the Company, to fund the subscription). Cleared funds must be available in such account no later than five calendar days prior to the particular subscription date. Although the Administrator, on behalf of the Company, may accept, in its sole discretion, a subscription prior to receipt of cleared funds, an investor may not become a Member until cleared funds have been received. The Administrator (as authorized by the Board of Directors) reserves the right to reject any subscription for Shares and may, in its sole discretion, suspend subscriptions for Shares at any time and from time to time.

                              Placement Agents (who may be affiliated with the Adviser) will be retained by the Company to assist in the placement of

                              Shares and generally will be entitled to receive a placement fee from each investor purchasing Shares through them. The specific amount of a placement fee generally will depend on the size of the investment in a Series, resulting in what are often referred to as sales "breakpoints," but will not exceed 3% of the subscription amount. (Subject to that limit, however, the applicable schedule of placement fees may vary among Placement Agents.) The placement fee will be deducted from a prospective investor's subscription amount, will not be applied to the purchase of Shares by the investor and will not be part of the assets of the particular Series. The placement fee may be adjusted or waived at the sole discretion of the Placement Agent in consultation with the Administrator and is expected to be waived for (1) Citigroup and its affiliates, including the Adviser, and the directors, partners, principals, officers and employees of each of these and of the Placement Agents and certain of their affiliates;
                              (2) investment vehicles whose investment objectives and restrictions require that they invest exclusively or primarily in one or more of the Series; and (3) investors investing through certain programs relating to mutual fund "wrap," asset allocation or other managed asset programs sponsored by affiliates of the Adviser or with whom such affiliates have agreements related to investment in the Company. Investments made through certain related accounts (including family trusts or other similar investment vehicles) may be aggregated, in the sole discretion of the Placement Agent, in determining the applicable rate for the calculation of placement fees. It is the responsibility of an investor seeking to benefit from a particular placement fee level to identify any such related account to the Placement Agent personnel handling the investor's subscription. See "Subscriptions for Shares--Placement Fees."


ELIGIBILITY                   Each prospective investor will be required to
                              certify that the Shares subscribed for are being acquired directly or indirectly for the account of an "accredited investor" as defined in Regulation
                              D under the 1933 Act. Investors who are
                              "accredited investors" as defined in Regulation D
                              (generally, individuals having a net worth of at least $1 million, entities having total assets of at least $5 million or entities all of whose beneficial owners are themselves accredited investors) are referred to in this Offering
                              Memorandum as "Eligible Investors." In addition, to assist the Company in meeting its "know your customer" obligations, an Eligible Investor generally must have a brokerage account with an approved Placement Agent. Existing Members subscribing for additional Shares must be Eligible
                              Investors at the time of the additional
                              subscription. The qualifications required to invest in the Company are summarized in a subscription agreement that must be completed by each prospective investor and are described in detail in Appendix A to this Offering
                              Memorandum.


INITIAL CLOSING DATE          The initial closing date for subscriptions for
                              Shares solicited in a now-closed private offering was December 31, 2002. The Company commenced investment operations immediately thereafter. The
                              Shares subsequently were offered publicly to Eligible Investors commencing December 31, 2003.
                              That public offering continues under this Offering
                              Memorandum, but may be suspended by the Company
                              (temporarily or otherwise) at any time.


TRANSFER RESTRICTIONS         Shares held by a Member may be transferred only
                              (1) by operation of law due to the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Member or (2) under certain other limited circumstances, with the written consent of the Administrator (as authorized by the Board of Directors), which consent may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances. For the period prior to the Tax
                              Conversion Date, unless the Company consults with its counsel and counsel confirms that the transfer will not cause the particular Series to be treated as a "publicly traded partnership" taxable as a corporation, the Administrator generally may not consent to a transfer of Shares unless the following conditions are met: (1) the transferring
                              Member has been a Member with respect to such Series for at least six months; (2) the proposed transfer is to be made on the effective date of an offer by the Company to repurchase the Shares; and
                              (3) the transfer is (a) one in which the tax basis of the Shares in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferring
                              Member (e.g., certain transfers to affiliates, gifts and contributions to family entities), (b) to members of the transferring Member's immediate family (siblings, spouse, parents or children), or
                              (c) a distribution from a qualified retirement plan or an individual retirement account. In connection with any request to transfer Shares, the Company may require the Member requesting the transfer to obtain, at the Member's expense, an opinion of counsel selected by the Administrator as to such matters as the Administrator may reasonably request.

                              Transferees will not be allowed to become substituted Members without the consent of the Administrator (as authorized by the Board of Directors), which consent may be withheld in its sole discretion. A Member who transfers Shares may be charged reasonable expenses, including attorneys' and accountants' fees, incurred by the Company or the Administrator in connection with the transfer. See

                              "Redemptions, Repurchases and Transfers of
                              Shares--Transfers of Shares."

REDEMPTIONS AND               No Member will have the right to require the
REPURCHASES OF SHARES BY      Company to redeem his, her or its Shares. The
THE COMPANY                   Company may from time to time, as determined by
                              the Board of Directors in its sole discretion, upon recommendation of the Adviser, offer to repurchase Shares, generally on a pro rata basis, pursuant to written tenders by Members. Each such repurchase offer may be limited to the Shares of one or more Series and generally will apply to 5-15% of the net assets of the particular Series.
                              The initial such repurchase of Shares was completed as of June 30, 2003, and the Adviser expects that it typically will recommend to the Board of Directors that the Company offer to repurchase Shares from Members quarterly, on the last business day of March, June, September and December. Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Board of Directors, in its sole discretion. In determining whether the Company should offer to repurchase Shares, the Board of Directors will consider the recommendations of the Adviser as to the timing of such an offer, as well as a variety of operational, business and economic factors.

                              The LLC Agreement provides that a Series will be dissolved if any Member that has submitted a written request, in accordance with the terms of that Agreement, to tender all Shares in such Series held by the Member for repurchase by the Company has not been given the opportunity to so tender within a period of two years after the request (whether in a single repurchase offer or multiple consecutive offers within the two-year period). A Member who intends to cause the Series to be dissolved must so indicate in a separate written request submitted within the applicable two-year period.

                              The Company has the right to repurchase Shares of Members if the Administrator (as authorized by the Board of Directors) determines that the repurchase is in the best interests of the Company or upon the occurrence of certain events specified in the LLC Agreement, including, but not limited to, attempted transfers in violation of the transfer restrictions described above. See "Redemptions, Repurchases and Transfers of Shares--No Right of Redemption" and "--Repurchases of Shares."

SUMMARY OF TAX ASPECTS        Until the Tax Conversion Date, each Series intends
PRIOR TO THE TAX CONVERSION   to operate as a partnership and not as an
DATE                          association or a publicly traded partnership
                              taxable as a corporation for U.S. federal income tax purposes, and each Series will make separate tax filings. Each Series should not be subject to U.S. federal income tax, and each Member will be required to report on his, her or its own annual tax return the Member's distributive share of the particular Series' taxable income or loss.
                              Although unlikely, if a Series were determined to be an association or a publicly traded partnership taxable as a corporation (absent qualification under Subchapter M of the Code as described below), the taxable income of the Series would be subject to corporate income tax, and any distributions of profits from the Series generally would be treated as dividends and taxed to Members.

                              The preceding paragraph applies only to persons holding Shares prior to the Tax Conversion Date, while the discussion under the heading immediately below ("Summary of Tax Aspects As Of And After The Tax Conversion Date") applies to persons holding Shares as of the Tax Conversion Date. If Shares are held both prior to and after the Tax Conversion Date, the Shares will be subject to both the tax treatment in this section (i.e., that applying for the period in which the particular Series operated for federal income tax purposes as a partnership) and in the following section relating to the Series' operation for federal income tax purposes as a corporation qualifying for treatment under Subchapter M of the Code. Each of these tax discussions is qualified by the more complete information under the same headings in the body of this Offering Memorandum.

SUMMARY OF TAX ASPECTS AS     As a regulated investment company under the Code
OF AND AFTER THE TAX          (the tax status expected for each Series as of the
CONVERSION DATE               Tax Conversion Date), each year that a Series
                              qualifies as a regulated investment company and distributes to its Members generally at least 90% of its "investment company taxable income" (as defined in the Code, but without regard to the dividends paid deduction), it will pay no U.S.
                              federal income tax on the earnings or net capital gain it distributes. This avoids a "double tax" on that income and net capital gain since holders of Shares normally will be taxed on the dividends and net capital gain they receive from the Series
                              (unless their Series Shares are held in a retirement account that permits tax deferral or the holder is otherwise exempt from tax).
                              Tax-exempt U.S. investors will not derive unrelated business taxable income from an investment in Shares if they do not borrow to make the investment.

TIMING OF RECEIPT OF TAX      Either Series may not receive tax information from
INFORMATION                   its Investment Managers that is sufficiently
                              timely to enable the Series to prepare its tax information in time for Members that held Shares prior to the Tax Conversion Date to file their own tax returns without requesting an extension of the time to file from the Internal Revenue Service
                              ("IRS") or state or local taxing authorities.
                              Accordingly, investors in a Series will likely be required to obtain extensions of time for filing their income tax returns. Members are encouraged to consult their tax advisors concerning how such delayed reporting may affect their individual tax situations. See "Tax Aspects Applicable Prior to the Tax Conversion Date."

EMPLOYEE BENEFIT PLANS AND    Investors subject to the Employee Retirement
OTHER TAX-EXEMPT ENTITIES     Income Security Act of 1974, as amended ("ERISA"),
                              and other tax-exempt entities, including employee benefit plans, individual retirement accounts
                              ("IRAs") and Keogh plans (each, a tax-exempt entity), may purchase Shares of any Series. The
                              Company's assets will not be deemed to be "plan assets" for purposes of ERISA.

                              It is anticipated that at least some of the Investment Managers will utilize leverage in connection with their investment or trading activities with the result that a tax-exempt entity that is a Member, for any period prior to the Tax Conversion Date, would incur income tax liability with respect to its share of the net profits derived from these leveraged transactions to the extent they are treated as giving rise to "unrelated business taxable income" (or UBTI) within the meaning of the Code. For any period after the Tax Conversion Date, however, tax-exempt U.S. investors will not incur UBTI with respect to an investment in Shares if they do not borrow to make the investment. For periods prior to the Tax Conversion Date, the Company will provide to tax-exempt entities that are Members accounting information as is available to the Company to assist the Members in reporting UBTI for income tax purposes. Investment in the Company by tax-exempt entities or accounts requires special consideration; such investors should consult their legal, tax and accounting advisers with respect to these matters. See "ERISA Considerations" and "Tax Aspects Applicable Prior to the Tax Conversion Date."

REPORTS TO MEMBERS            Each Series will furnish to Members as soon as
                              practicable after the end of each taxable year and calendar year such information as is required by law to assist the Members in preparing their tax returns. As described above, an Investment
                              Manager's delay in providing this information will delay a Series' preparation of tax information for Members that held Shares prior to the Tax
                              Conversion Date, which will likely require Members to obtain extensions of the deadline for filing their tax returns, or could delay the preparation of the Series' annual report. A Series will send Members an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act. The Company's most recent audited report preceding this Offering
                              Memorandum for each Series (for the period ended
                              March 31, 2005) was distributed to Members on or about May 30, 2005. Members are also sent quarterly (or more frequent) reports regarding the operations of the Series in which they invest. See
                              "Types of Investments and Related Risks--Risks of
                              Fund of Hedge Funds Structure."


TERM The Company's term is perpetual unless the Company is otherwise terminated under the terms of the LLC Agreement.

FISCAL YEAR                   For accounting purposes, the Company's fiscal year
                              (and that of each Series) is the 12-month period ending each March 31. Prior to the Tax Conversion
                              Date, each Series as a partnership for federal income tax purposes, has the calendar year as its taxable year. From and after the Tax Conversion
                              Date, as a corporation for federal income tax purposes, each Series currently intends to adopt the 12-month period ending March 31 as its taxable year, although it may adopt or change to a different taxable year if the Board of Directors determines that such action is in the overall best interests of the Company and its Members.

             SUMMARY OF FEES AND EXPENSES -- MULTI-STRATEGY SERIES M

         The following table illustrates the fees and expenses that Multi-Strategy Series M expects to incur and that Members investing in Multi-Strategy Series M can expect to bear directly or indirectly.

         MEMBER TRANSACTION FEES
            Maximum placement fee (percentage of purchase               3.00%(1)
            amount)

            Maximum repurchase fee                                        None

         ANNUAL EXPENSES (as a percentage of Multi-
         Strategy Series M's net assets)

            Management Fee                                                1.50%

            Administrative Fee                                            0.30%

            Other Expenses                                                1.37%


         Total Annual Expenses (other than interest expense)              3.17%
         ------------------

          (1) In connection with initial and additional investments, investors may be charged placement fees (sales commissions) of up to 3.0% of the amounts transmitted in connection with their subscriptions (depending on the amounts subscribed for; investments of $5,000,000 or more will not be subject to placement fees) in the discretion of their Placement Agent in consultation with the Administrator. The placement fee will be deducted from a prospective investor's subscription amount, will not be applied to the purchase of Shares by the investor and will not be part of the assets of the Series. Such placement fees are not included in the presentation of per annum fees and expenses in the table above. See "Subscriptions for Shares--Placement Fees."

         The purpose of the table above is to assist prospective investors in understanding the various fees and expenses Members will bear directly or indirectly. "Other Expenses," as shown above, are based on actual expenses for the fiscal year ended March 31, 2005 (reflecting average net assets over that period), and include professional fees and other expenses that the Series will bear directly, including custody fees and expenses, as well as expenses related to the offering. The Series also will bear costs and expenses as an investor in the Investment Funds (including fees that may be imposed on its withdrawals of assets invested in the Investment Funds), which costs and expenses are not reflected in the table and will reduce the Series' investment returns. Specifically, the Series will be subject to asset-based fees of 1-3% of the Series' investment in any Investment Fund and generally will also be subject to performance-based fees of 15-25% of net profits earned on that investment. Finally, please note that "Other Expenses," as shown above, although based on the prior fiscal year's actual expenses, has been adjusted to reflect fees anticipated to be paid to a third party service provider that will assist the Company with certain tax compliance matters (as described under "Tax Aspects As Of And After The Tax Conversion Date"). For a more complete description of the various fees and expenses of the Company, see "CompanyExpenses," "Management Fee," "Administrator" and "Subscriptions for Shares."

EXAMPLE:

         You would pay the following fees and expenses on a $25,000 investment in Multi-Strategy Series M, assuming a 5% annual return:*

           1 year                         3 years
           ------                         -------
         $1,542.50                       $3,248.36

         The Example is based on the estimated fees and expenses set out above (and also reflects the maximum 3.0% placement fee that may be assessed on a $25,000 investment in the Series). It should not be considered a representation of future expenses, as actual expenses may be greater or less than those shown. Moreover, the rate of return of the Series may be greater or less than the hypothetical 5% return used in the Example. A greater rate of return than that used in the Example would increase certain fees and expenses paid by the Series.

-------------------------
* On an investment of $1,000, the Example would be as follows:

EXAMPLE:

         You would pay the following fees and expenses on a $1,000 investment in Multi-Strategy Series M, assuming a 5% annual return:

                      1 year                         3 years
                      ------                         -------
                      $61.70                         $129.93

             SUMMARY OF FEES AND EXPENSES -- MULTI-STRATEGY SERIES G

         The following table illustrates the fees and expenses that Multi-Strategy Series G expects to incur and that Members investing in Multi-Strategy Series G can expect to bear directly or indirectly.

         MEMBER TRANSACTION FEES
            Maximum placement fee (percentage of purchase            3.00% (1)
            amount)

            Maximum repurchase fee                                     None

         ANNUAL EXPENSES (as a percentage of Multi-
         Strategy Series G's net assets)

            Management Fee                                             1.50%

            Administrative Fee                                         0.30%

            Other Expenses                                             1.41%

         Total Annual Expenses (other than interest expense)           3.21%
         ---------------

          (1) In connection with initial and additional investments, investors may be charged placement fees (sales commissions) of up to 3.0% of the amounts transmitted in connection with their subscriptions (depending on the amounts subscribed for; investments of $5,000,000 or more will not be subject to placement fees) in the discretion of their Placement Agent in consultation with the Administrator. The placement fee will be deducted from a prospective investor's subscription amount, will not be applied to the purchase of Shares by the investor and will not be part of the assets of the Series. Such placement fees are not included in the presentation of per annum fees and expenses in the table above. See "Subscriptions for Shares--Placement Fees."

         The purpose of the table above is to assist prospective investors in understanding the various fees and expenses Members will bear directly or indirectly. "Other Expenses," as shown above, are based on actual expenses for the fiscal year ended March 31, 2005 (reflecting average net assets over that period), and include professional fees and other expenses that the Series will bear directly, including custody fees and expenses, as well as expenses related to the offering. The Series also will bear costs and expenses as an investor in the Investment Funds (including fees that may be imposed on its withdrawals of assets invested in the Investment Funds), which costs and expenses are not reflected in the table and will reduce the Series' investment returns. Specifically, the Series will be subject to asset-based fees of 1-3% of the Series' investment in any Investment Fund and generally will also be subject to performance-based fees of 15-25% of net profits earned on that investment. Finally, please note that "Other Expenses," as shown above, although based on the prior fiscal year's actual expenses, has been adjusted to reflect fees anticipated to be paid to a third party service provider that will assist the Company with certain tax compliance matters (as described under "Tax Aspects As Of And After The Tax Conversion Date"). For a more complete description of the various fees and expenses of the Company, see "Company Expenses," "Management Fee," "Administrator" and "Subscriptions for Shares."

         EXAMPLE:

         You would pay the following fees and expenses on a $25,000 investment in Multi-Strategy Series G, assuming a 5% annual return:*

           1 year                         3 years
           ------                         -------
          $1,552.50                      $3,279.88

         The Example is based on the estimated fees and expenses set out above (and also reflects the maximum 3.0% placement fee that may be assessed on a $25,000 investment in the Series). It should not be considered a representation of future expenses, as actual expenses may be greater or less than those shown. Moreover, the rate of return of the Series may be greater or less than the hypothetical 5% return used in the Example. A greater rate of return than that used in the Example would increase certain fees and expenses paid by the Series.

-------------------------
* On an investment of $1,000, the Example would be as follows:

EXAMPLE:

         You would pay the following fees and expenses on a $1,000 investment in Multi-Strategy Series G, assuming a 5% annual return:

                      1 year                         3 years
                      ------                         -------
                      $62.10                         $131.20

                              FINANCIAL HIGHLIGHTS

         The tables below set forth selected financial information that has been derived from the financial statements in the Company's annual reports, for the year ended March 31, 2005, the year ended March 31, 2004 and for the period January 1, 2003 (commencement of operations) through March 31, 2003. The information in the tables below has been audited by KPMG LLP, the Company's independent registered public accounting firm. KPMG's most recent report is contained in the Company's annual report dated as of March 31, 2005. A copy of the annual report may be obtained without charge by contacting the Company at 399 Park Avenue, 7th Floor, New York, NY 10043, or by calling (212) 816-4999.

                             Multi-Strategy Series M

---------------------------------------------------------- ---------------- -- ----------------- -- -------------------
      For a Share outstanding throughout the period
                                                             Year Ended           Year Ended        Three Months Ended
                                                           March 31, 2005       March 31, 2004        March 31, 2003

Net Asset Value, beginning of period:                           $ 1,073.22             $ 993.27             $ 1,000.00
                                                           ================    =================    ===================
   Income from investment operations:
   Net investment loss                                             (31.02)              (34.35)                (13.23)
   Net realized and unrealized gain on investments                   44.70               114.30                   6.50
                                                           ----------------    -----------------    -------------------
   Total from investment operations                                  13.68                79.95                 (6.73)
                                                           ----------------    -----------------    -------------------

Net Asset Value, end of period:                                  $1,086.90           $ 1,073.22               $ 993.27
                                                           ================    =================    ===================

Total Return                                                         1.27%                8.05%              **(0.67%)

Ratios/Supplemental Data:
Net assets, end of period                                     $ 78,001,548         $ 58,616,167           $ 27,852,030
                                                           ================    =================    ===================
Portfolio turnover                                                  31.84%               22.76%                *25.96%
Ratio of expenses to average net assets***                           3.02%                3.31%                 *5.44%
Ratio of net investment loss to average net assets                 (2.91%)              (3.28%)               *(5.39%)


*        Annualized.
**       Total return for a period of less than a full year is not annualized.
*** For all periods shown, the Series' ratio of expenses to average net assets reflects the Adviser's Management Fee then in effect, which was 2.0% of net assets per annum.

The above ratios may vary for individual investors based on the timing of share transactions during the period.

                             Multi-Strategy Series G

-------------------------------------------------------- ---------------- --- ----------------- --- -------------------
     For a Share outstanding throughout the period
                                                           Year Ended            Year Ended         Three Months Ended
                                                         March 31, 2005        March 31, 2004         March 31, 2003

Net Asset Value, beginning of period:                          $1,099.37              $ 995.86              $ 1,000.00
                                                         ================     =================     ===================
   Income from investment operations:
   Net investment loss                                           (32.25)               (36.19)                 (12.87)
   Net realized and unrealized gain on investments                 47.97                139.70                    8.73
                                                         ----------------     -----------------     -------------------
   Total from investment operations                                15.72                103.51                  (4.14)
                                                         ----------------     -----------------     -------------------

Net Asset Value, end of period:                                $1,115.09            $ 1,099.37                $ 995.86
                                                         ================     =================     ===================

Total Return                                                       1.43%                10.39%               **(0.41%)

Ratios/Supplemental Data:
Net assets, end of period                                   $205,082,664         $ 103,278,282            $ 38,426,667
                                                         ================     =================     ===================
Portfolio turnover                                                25.24%                21.29%                 *29.92%
Ratio of expenses to average net assets***                         3.06%                 3.43%                  *5.28%
Ratio of net investment loss to average net assets               (2.95%)               (3.40%)                *(5.22%)


*        Annualized.
**       Total return for a period of less than a full year is not annualized.
*** For all periods shown, the Series' ratio of expenses to average net assets reflects the Adviser's Management Fee then in effect, which was 2.25% of net assets per annum.



The above ratios may vary for individual investors based on the timing of share transactions during the period.

                                   THE COMPANY

         The Company, which is registered under the 1940 Act as a closed-end, non-diversified, management investment company, was organized as a limited liability company under the laws of Delaware on August 16, 2002 and has only a limited operating history. The Company's principal office is located at 399 Park Avenue, 7th Floor, New York, NY 10043, and its telephone number is (212) 816-4999. Under the LLC Agreement, the Company may issue one or more Series of Shares. The LLC Agreement provides that each Series shall possess such relative rights and preferences as may be established by the LLC Agreement and the Board of Directors, and, in accordance with Delaware law, that liabilities incurred with respect to a Series shall be enforceable only against the assets of such Series and not against the assets of any other Series or of the Company generally. As of the date of this Offering Memorandum, the Board of Directors has established two separate Series of Shares, designated as Multi-Strategy Series M and Multi-Strategy Series G. This Offering Memorandum refers to the offer and sale of Shares of both Multi-Strategy Series M and Multi-Strategy Series G (and references in this Offering

Memorandum to "Shares" should be understood as referring either separately to Shares of Multi-Strategy Series M or Multi-Strategy Series G or collectively to Shares of both Series, as the context may require). The Company previously issued "Units." Those Units have been redenominated, solely as a matter of nomenclature, as the "Shares" referred to throughout this Offering Memorandum.

         Investment advisory services will be provided to each Series by the Adviser, Citigroup Alternative Investments LLC, a limited liability company organized under Delaware law and an indirect, wholly owned subsidiary of Citigroup, pursuant to the Investment Advisory Agreement. Responsibility for monitoring and overseeing the Company's investment program and its management and operation is vested in the individuals who serve on the Board of Directors. See "Management of the Company--Board of Directors."

                                 USE OF PROCEEDS

         The proceeds from the sale of Shares, excluding the amount of any placement fees paid by investors and net of each Series' and the Company's fees and expenses, will be invested by each Series to pursue its investment program and objectives as soon as practicable, consistent with market conditions and the availability of suitable investments, after receipt of such proceeds by the Series.

                                    STRUCTURE

         The Company, and each Series, is a specialized investment vehicle that combines many of the features of an investment fund not registered under the 1940 Act, often referred to as a "private investment fund," with those of a registered closed-end investment company. Private investment funds, such as hedge funds, are commingled asset pools that are often aggressively managed and that offer their securities privately without registration under the 1933 Act in large minimum denominations to a limited number of high net worth individual and institutional investors. The general partners or investment advisers of these funds, which are typically structured as limited partnerships, are usually compensated through asset-based fees and performance-based compensation. Registered closed-end investment companies are typically organized as corporations, business trusts, limited partnerships or limited liability companies. These registered companies impose relatively modest minimum investment requirements and publicly offer their shares to a broad range of investors. The advisers to registered closed-end investment companies are typically compensated through asset-based (but often not performance-based) fees.

         The Company, and each Series, is similar to a private investment fund in that each Series will be actively managed and Shares will be sold in relatively large minimum denominations solely to high net worth individual and institutional investors. In addition, the managers of the Investment Funds typically will be entitled to receive performance-based compensation. Unlike many private investment funds, however, the Company, as a registered closed-end investment company, can offer Shares without limiting the number of Eligible Investors that can participate in the investment program of each Series. The structure of the Company, and each Series, is designed to permit sophisticated investors that have a higher tolerance for investment risk to participate in an aggressive investment program without making the more substantial minimum capital commitment that is required by many private investment funds and without subjecting the Company or either of the Series to the limitations on the number of Eligible Investors faced by many of those funds.

                               INVESTMENT PROGRAM

Investment Objective

         The investment objective of each Series is to seek capital appreciation. In particular, Multi-Strategy Series M seeks to realize a targeted annualized net return to Members over any three-to-five-year investment horizon equal to the return for that period of the three-month U.S. Treasury Bills plus 6.0%, with targeted annualized volatility as measured by standard deviation of less than 5.5%; and Multi-Strategy Series G seeks to realize a targeted annualized net return to Members over any three-to-five-year investment horizon equal to the return for that period of the three-month U.S. Treasury Bills plus 8.5%, with targeted annualized volatility as measured by standard deviation of less than 7.5%. In accord with these differing return/volatility targets, the Adviser allocates a greater portion of the investments it identifies as having increased return potential (with generally more variable expected returns as to both gains and losses) to Multi-Strategy Series G than it does to Multi-Strategy Series M. No assurance can be given that a Series' investment objective or its particular return/volatility targets will be achieved. In addition, although Multi-Strategy Series G targets a higher return, and therefore a higher risk/volatility profile than Multi-Strategy Series M, no assurance can be given that either Series will not lose money, and under certain circumstances Multi-Strategy Series M actually may experience greater losses than Multi-Strategy Series G. As described below, each Series is a "fund of funds" that seeks absolute return over the long term, while providing diversification for the Members, either through investing in Investment Funds managed by third-party Investment Managers who employ a variety of alternative investment strategies or through investing in separate Investment Funds established by the Series and managed by Subadvisers (or with Subadvisers otherwise retained to directly manage assets of the Series).

         It is expected that Investment Funds in which each Series will invest have the flexibility to use leveraged or short-sale positions to take advantage of perceived inefficiencies across the global capital markets. Because Investment Funds following alternative investment strategies (whether hedged or not) are often described as "hedge funds," the Series' investment program can be referred to as a fund of hedge funds.

         Through the selection and monitoring of Investment Funds, each Series seeks to achieve capital appreciation that is not disproportionately influenced by the performance of any single Investment Fund. In addition, as already noted, through constructing a portfolio that is comprised of a number of Investment Funds, each Series seeks to achieve the desired returns with lower volatility than likely would be achieved by investing with a single Investment Fund. In this regard, although the Company is a "non-diversified" investment company within the meaning of the 1940 Act, the Adviser typically will limit a Series' exposure to any one investment "strategy" to less than 40% of the Series' net assets (measured over time and subject to underlying Investment Fund liquidity constraints) and investments in any one Investment Fund to less than 20% of the Series' net assets (measured at the time of purchase).

Investment Philosophy

         Conventional registered investment companies, such as mutual funds, generally are subject to significant regulatory restrictions in designing their own investment strategies relating to the use of leverage and the ability to sell securities short. Private, unregistered investment funds, however, are not subject to many of these limitations. The Adviser believes that the Series' strategy of investing primarily in these types of investment funds creates opportunities to participate in alternative methods of investing that may earn attractive risk-adjusted returns.

         The Adviser believes a portfolio of Investment Funds can be assembled that capitalizes on both the potential lack of correlation among many Investment Funds and the lack of correlation of some alternative investment strategies with conventional long-only equity and fixed income strategies. A portfolio of alternative investment strategies may therefore produce capital appreciation more consistently and with less volatility than would most individual conventional or alternative investment strategies.

         Because alternative investment strategies may be risky, the Adviser believes it is prudent for each Series generally to invest in these strategies through Investment Funds organized as limited partnerships or other limited liability investment vehicles. This structure limits the effect that losses incurred by any one Investment Fund will have on the assets of a Series by limiting such Series' amount at risk to the amount invested in that Investment Fund. In certain circumstances, however, the Adviser believes that it may be appropriate to gain investment exposure to certain Investment Funds or Investment Managers by entering into derivative transactions, such as total return swaps, options and forwards. See "Types of Investments and Related Risks--Investment Related Risks--Risks of Securities Activities--Swap Agreements."

Investment Strategies

         The Adviser intends to invest the assets of each Series in Investment Funds that employ a variety of alternative investment strategies. As noted above, the Investment Managers to these Funds generally conduct their investment programs through Investment Funds (primarily unregistered investment funds, and to a limited extent, registered investment companies) that have investors other than the Series. Subject to the approval of the Board of Directors (and, to the extent required by the 1940 Act, Members of the particular Series), a Series may also create separate Investment Funds that would be managed by one or more Subadvisers and for which such Series generally would be the sole investor.

         Some examples of the primary investment strategies that the Adviser intends to consider with respect to each Series are described below:

         Discretionary. Discretionary strategies make "directional" investments based on anticipated economic or technical trends, valuation inefficiencies or hedging around core holdings. Discretionary strategies include "Global Macro" and "Long/Short Equity."

                  Global Macro. Investment Managers using this "market timing" strategy seek to dynamically allocate capital to relatively short-term trading opportunities around the world. These Investment Managers implement both directional strategies (seeking to participate in rising and declining markets) and relative value approaches (establishing long positions in undervalued securities and short positions in related instruments believed to be overvalued). Successfully implementing a global macro strategy requires well-developed risk management procedures, as global macro Investment Managers often employ significant leverage.

                  Long/Short Equity. Investment Managers using a global long/short equity strategy seek to use their stock selection skills to identify companies that have the potential to perform well (the long portfolio) and those that are expected to do poorly (the short portfolio). These Investment Managers seek to actively manage market exposure by shifting the allocation between long and short investments over time depending on stock selection opportunities and the Investment Manager's evaluation of equity markets generally. Because the combined long/short portfolio generally will have an emphasis on long equity market exposure, this strategy is intended to generate strong returns during rising equity markets, while the portion of the portfolio that is sold short is intended to reduce losses during falling equity markets.

         Equity Arbitrage. Equity arbitrage strategies seek to take advantage of specific relative pricing anomalies, while maintaining low exposure to market risk generally. This may, for example, be achieved by purchasing one security perceived by the Investment Manager to be undervalued, while selling short another security perceived by the Investment Manager to be overvalued. Relative value/arbitrage strategies include "Statistical Arbitrage" and "Equity Market Neutral."

                  Statistical Arbitrage. Statistical arbitrage is a relative value, "systematic" (meaning largely automated) trading strategy that seeks to exploit short-term and long-term relationships among stock prices and volatility. Trading is typically based on proprietary models that focus on, for example, short-term corporate events and structural relationships between stocks or longer-term factors such as the predicted shape of a given stock's price distribution over time. An important element of this strategy is the efficient implementation of large volume trades designed to extract profits from the relatively narrow price anomalies identified by these models.

                  Equity Market Neutral. An equity market neutral strategy seeks to generate profits through the successful selection of equity securities while reducing the effects of market-wide or, in some cases, industry sector-wide price movements by simultaneously taking long and short positions in "matched" equities in approximately equal volumes. An Investment Manager utilizing an equity market neutral strategy attempts to take long positions in equities that it believes to be undervalued and short positions in equities it believes to be overvalued. The effectiveness of the strategy depends on the Investment Manager's ability to predict correctly that the long position will increase in value relative to the market as a whole and/or that the stock sold short will decrease in value relative to the market as a whole.

         Fixed Income Arbitrage. Investment Managers using fixed income arbitrage strategies analyze a variety of fixed income securities across several markets. These Investment Managers may seek to exploit changes in the shape of a country's yield curve (the spread or difference in yield between different maturities of an issuer; for example, two-year U.S. Treasury Notes versus ten-year U.S. Treasury Notes) or the relationship spread between the fixed income securities of two different countries (for example, yield curves on five-year German government bonds versus five-year U.S. Treasury Notes). Trading strategies also may be structured to exploit expected changes in credit spreads, such as the difference between the yield on a specific company's debt and the yield on U.S. Treasury Notes (for example, selling a company's bond and buying a U.S. Treasury Note), or credit spreads within a specific company's capital structure (for example, buying a company's senior debt and selling short its subordinated debt or equity). Fixed income arbitrage Investment Managers also may focus on mortgage and mortgage-related securities. Fixed income arbitrage Investment Managers tend to utilize significant amounts of leverage, take both long and short positions, and employ options, futures and other derivative strategies.

         Event Driven. Event driven strategies involve investing in opportunities created by significant transactional events such as spin-offs, mergers and acquisitions, bankruptcies, recapitalizations and share buybacks. Event driven strategies include "Merger Arbitrage" and "Distressed Securities." Convertible Arbitrage is included with this group as a result of its correlation to the Distressed Securities strategies.

                  Merger Arbitrage. Merger arbitrage strategies involve the purchase and sale of securities of companies involved in corporate reorganizations and business combinations, such as mergers, exchange offers, cash tender offers, spin-offs, leveraged buy-outs, restructurings and liquidations. Generally, when such an event is announced or otherwise publicly disclosed, merger arbitrage Investment Managers analyze the proposed or potential transaction to assess the likelihood of consummation and evaluate the potential profits involved in seeking to participate in the transaction. If the perceived profits justify the perceived risks, an Investment Manager will seek to participate in the transaction by buying or selling the securities involved. An Investment Manager also may consider other investment techniques designed to maximize profits and/or hedge against losses presented by the transaction. These techniques include short selling, options trading, trading in securities convertible into or exchangeable for the securities involved in the reorganization and investing in financial futures or other futures markets that the Investment Manager deems to be a potentially profitable investment strategy or hedge.

                  Distressed Securities. Distressed securities strategies involve investing in obligations of companies experiencing financial difficulties, including companies that may be subject to or threatened with bankruptcy, reorganization or liquidation proceedings, companies in default on outstanding obligations to creditors and companies experiencing decreasing revenues or earnings. Typical instruments include, but are not limited to, public and private debt securities, bank loans, trade creditor obligations and preferred and common stock. Investment Managers pursuing a distressed securities strategy seek to identify specific securities or other obligations that are trading at discounts to their long-term realizable or "intrinsic" value (as determined by the Investment Manager). Such securities may be undervalued because, for example, of institutional portfolio and regulatory requirements imposed upon many creditors. Before an Investment Manager makes a distressed securities investment, extensive fundamental analysis generally is conducted to determine the value of the assets of a distressed company. The Investment Manager normally will then calculate the expected recovery for each class of claims and securities and the timing of an event, such as a bankruptcy filing or company reorganization, to realize this value. An Investment Manager may participate actively in restructuring negotiations as a representative of a creditors' committee or bank group when it is determined that such efforts will help the timing of the process. An Investment Manager also may decide to purchase a "blocking position," or with other investors collectively build a "blocking position," in an effort to influence the outcome of a restructuring. This may involve an effort to shorten the timing of the restructuring or influence the capital structure of the newly reorganized company. In order to continuously monitor an investment position, an Investment Manager generally will have frequent discussions with the management, competitors and suppliers of the subject company and with industry experts.

                  Convertible Arbitrage. Convertible arbitrage strategies generally involve the simultaneous purchase and short sale of issues of the same issuer. The Investment Manager purchases the perceived undervalued issue and sells short the perceived overvalued issue. Often, the arbitrage involves the purchase of a convertible bond issued by the issuer and the short sale of that issuer's common stock. The convertible bond generally has a higher rate of return, carries the issuer's legal obligation to redeem at a pre-determined future date, and places its owner in a higher legal standing, as creditor, than the shareholders, should problems arise with the issuer. Therefore, the convertible bond should retain a larger percentage of its value than the common stock when share prices are falling, while retaining the ability to increase in value as the common stock price rises toward, and above, the conversion price. Convertible arbitrage activities may involve convertible bonds, convertible preferred stock, warrants and rights. In many instances, options on stocks, including puts and calls, may be utilized.

Investment Selection

         The Adviser is responsible for the allocation of assets of each Series to various Investment Funds, subject to policies adopted by the Board of Directors. The Adviser is also responsible for the selection of Subadvisers.

         The Adviser selects opportunistically from a wide range of Investment Funds in order to create a broad-based portfolio of such Funds while seeking to invest in compelling investment strategies and with promising Investment Managers at optimal times. The Adviser does not intend to invest the assets of each Series according to pre-determined allocations.

         The Adviser and its personnel use a wide range of resources to identify attractive Investment Funds and promising investment strategies. These resources include, but are not limited to, the experience of the Adviser's personnel and their contacts with Investment Managers, academics and prime-broker groups, Citigroup's global network, conferences and seminars, contacts with selected family offices and investors in other funds managed by the Adviser or its affiliates, academic journals and database research and ideas generated from within the Adviser.

         The Adviser's investment selection process involves a fundamental, top-down analysis that takes into account the broad risk/return features of the universe of strategy types in hedge funds and attempts to group potential Investment Mangers in logical categories or broad strategy groups. The asset allocation process then starts with an initial allocation across the broad strategy groupings, followed by a sub-allocation to individual strategies, and concludes with an allocation to Investment Funds within each selected strategy. The Adviser believes that the advantage of such a process over one based simply on evaluation of specific strategies and/or potential Investment Managers is that the risk and performance statistics of the broad strategy groups generally display greater stability than the statistics of the underlying strategies taken separately, which tend to vary substantially over time and in different market environments. The Adviser structures allocations to individual strategies and to individual Investment Funds with the objective of achieving a Series' absolute return target while limiting its potential losses.

         The Adviser provides active ongoing portfolio management to each Series and conducts regular reviews of profit and loss at the Series level, Investment Fund level and, where appropriate, trading strategy level. The Adviser also regularly monitors compliance with each Series' predetermined risk limits. On a monthly basis, or more frequently if conditions warrant, the Adviser will consider rebalancing the portfolio of each Series to maintain what it considers to be the appropriate mix of trading styles and investment strategies given its prevailing market views.

         In addition to having extensive contacts with some of the most established Investment Managers, the Adviser closely follows the development of the new talent that is entering the hedge fund universe. The Adviser, in its discretion, may allocate a portion of the assets of a Series to Investment Funds managed by some of these "emerging traders," who the Investment Adviser believes have the potential to contribute positively to the Series' performance.

         Subject to the "Asset Coverage Requirements" of the 1940 Act, the Adviser may cause a Series to employ leverage in order to fund repurchases of Shares or for other purposes. This is in addition to the leverage used by individual Investment Funds. Leverage, whether employed by a Series or its underlying Investment Funds, has the effect of increasing returns or losses, as well as volatility. The Adviser may increase or decrease the degree of leverage employed by a Series at any time, but will have no control over leverage employed by an Investment Fund other than with respect to any predetermined leverage limits that may have been agreed to by the Investment Fund. See "Types of Investments and Related Risks."

         The Adviser intends to allocate the assets of each Series to Investment Funds following a wide variety of investment strategies, resulting in an asset mix held by the Investment Funds that may from time to time include, without limitation, currencies, commodity futures and options (subject to limitations described elsewhere in this Offering Memorandum), non-U.S. dollar denominated instruments, short-term instruments (including U.S. Treasury securities and certificates of deposit), sovereign debt, public and privately placed (unlisted) equity, equity-related and debt securities of U.S. and non-U.S. corporations, and investments in other investment funds.

         The Adviser's personnel have extensive experience and expertise with alternative investment strategies and Investment Managers and have evaluated numerous Investment Funds representing many categories of alternative investments, utilizing various investment strategies. They also have extensive experience in directly managing alternative investment strategies. The Adviser believes that this combination of evaluation expertise and direct investment experience enables it to understand the opportunities and risks associated with investing in the Investment Funds. For a more complete description of the experience of the personnel of the Adviser who are principally responsible for the management of each Series and the Company, see "The Adviser."

Portfolio Construction

         The Adviser allocates assets of each Series among Investment Funds that, in its view, represent attractive investment opportunities in relation to the specific investment objective of such Series. On a monthly basis the Adviser, however, will consider rebalancing the portfolio of each Series to maintain what it considers to be the appropriate mix of trading styles and investment strategies given its prevailing market views. There is no guarantee that any given Investment Fund will accept additional allocations of capital by a Series at the time the Series wishes to make such an additional allocation or at any time thereafter. Furthermore, any Investment Fund may return a Series' capital in whole or in part without the Series' consent (as a result of the Fund's liquidation or other compulsory redemption).

         The Adviser believes it is important to maintain a broad-based portfolio in order to reduce the effect on a Series of losses or poor returns by one or more Investment Funds. There is no guarantee, however, that a Series will be able to avoid substantial losses due to poor returns by one or more Investment Funds. The Adviser will typically endeavor to limit the exposure to any one type of investment strategy to less than 40% of each Series' net assets (measured over time and subject to underlying Investment Funds' liquidity constraints) and to limit investments in any one Investment Fund to less than 20% of the Series' net assets (measured at the time of purchase).

         The Adviser also will limit a Series' investments in any one Investment Fund to less than 5% of the Investment Fund's outstanding voting securities. In this regard, a Series may, at the time of investment, elect to invest in a class of the Investment Fund's non-voting securities or by contract may waive either all voting rights associated with the investment or those that would exceed this 5% limit. Such a limitation on voting rights is intended to ensure that an underlying Investment Fund not be deemed an "affiliated person" of the Series for purposes of the 1940 Act, which may impose limits on the Series' dealings with the Investment Fund. There are, however, other statutory tests of affiliation, and an Investment Fund may be deemed an "affiliated person" of a Series notwithstanding these limitations. Waivers of voting rights typically will be effected via a contract agreed to by the relevant Investment Fund whereby a Series automatically (and in most cases irrevocably) waives any voting rights it may hold subject to certain requirements. Other investment funds or accounts managed by the Adviser also may forego or waive voting rights in a particular Investment Fund.

         As a general matter, the private Investment Funds in which the Series will invest, unlike public corporations or SEC-registered mutual funds, do not provide their shareholders with an ability to vote (except under quite limited circumstances). A Series' practices regarding investment in non-voting securities or waivers of voting rights are, therefore, not expected to adversely affect the Series' operations. Nonetheless, it is possible these practices will prevent a Series from participating in voting on a particular issue to the maximum extent available to other shareholders. The Adviser, which makes any day-to-day decisions regarding these matters, considers this risk small relative to the flexibility realized by a Series and its shareholders in limiting 1940 Act "affiliated person" concerns. When deciding to forego or waive voting rights, the Adviser considers only the interests of a Series and not the interests of the Adviser or those of the Adviser's other clients. The Company has not established specific written procedures relating to this process.

         For purposes of a Series' investment restrictions and its investment limitations under the 1940 Act, a Series will "look through" to the underlying investments of any Investment Funds it creates to facilitate the management of its assets by a Subadviser. The trading and investment activity of other Investment Funds in which the Series invests, however, are not subject to the Series' investment restrictions and, unless registered under the 1940 Act, generally are not subject to any investment limitations under the 1940 Act or the Code. Each Series may invest temporarily in high quality fixed income securities, money market instruments and money market funds or may hold cash or other cash equivalents pending the investment of assets in Investment Funds or to maintain the liquidity necessary to effect repurchases of Shares or for other purposes.

Risk Management and Monitoring of Investments

         As noted above, unregistered investment funds typically have greater flexibility than conventional registered investment companies as to the types of securities unregistered funds may hold, the types of trading strategies they may use, and, in some cases, the extent to which they utilize leverage. The Investment Managers selected by a Series will have full discretion, without the Series' input, to purchase and sell securities and other investments for their respective Investment Funds consistent with the relevant investment advisory agreements, partnership agreements or other governing documents of the Investment Funds. The Investment Funds generally are not limited in the markets in which they invest, either by location or type, such as U.S. or non-U.S. (including emerging markets), large capitalization or small capitalization, or the investment discipline that they may employ, such as value or growth or bottom-up or top-down analysis. These Investment Funds may invest and trade in a wide range of securities and other financial instruments and may pursue various investment strategies and techniques for both hedging and non-hedging purposes. The Investment Funds may also sell securities short, purchase and sell option and futures contracts and engage in other derivative transactions, subject to certain limitations described elsewhere in this Offering Memorandum. The use of one or more of these techniques may be an integral part of the investment program of an Investment Fund and involves certain risks. See "Types of Investments and Related Risks."

         The Adviser employs an ongoing risk management process. Risk management with respect to portfolio construction will seek to achieve diversification across trading styles and investment strategies, asset classes and markets. The Adviser's regular risk management review includes: (i) at a minimum, a monthly review of profit and loss reports and risk profiles for each Investment Manager;
(ii) ongoing quantitative and qualitative monitoring of Investment Managers; and
(iii) monitoring of drawdown (loss) levels, especially with respect to predetermined "trigger" points.

         No risk-management process is fail-safe, and no assurance can be given that the Adviser's risk management process will achieve its objective. From time to time, the Adviser may modify or change its risk management system.

         The Adviser seeks to monitor the operations and performance of an Investment Fund as frequently as the Adviser believes is appropriate in light of the investment strategy followed by the Investment Manager and prevailing market conditions. Although independently verifiable information about an Investment Funds' operations and performance may not be available on more than an annual basis, the Adviser regularly intends to solicit such information from the Investment Managers and other sources as the Adviser deems necessary to properly assess the relative success or failure of each Investment Fund; there can be no assurance that the Adviser will be successful in obtaining any such information. In this regard, the Adviser in many cases seeks to negotiate arrangements that provide for regular reporting of performance and portfolio data by the Investment Funds. (The inability to negotiate any such arrangement with a specific Investment Fund will not, however, prevent the Adviser from considering that Investment Fund for investment by a Series.) Changes in leverage, personnel, market behavior, expenses, litigation, capital resources, economic conditions and other factors may be monitored, as appropriate and to the extent the information is available to the Adviser.

         Based on the Adviser's assessment of factors such as (i) the degree to which the Investment Manager is pursuing an investment strategy consistent with its stated policy; (ii) whether and to what degree the focus, incentives and investment strategy of the Investment Manager have changed; and (iii) whether the investment strategy employed remains consistent with the objective of each Series in light of changing market conditions or otherwise, the Adviser periodically will adjust allocations of each Series' assets among Investment Funds. Rebalancing of a Series' portfolio generally will be considered on a monthly basis. A Series may, however, reduce its investment in an Investment Fund only as permitted by the governing documents of the Investment Fund (or in such negotiated "side letter" or similar arrangements as the Adviser may be able to enter into with the Investment Fund on behalf of a Series), which may limit significantly the timing or size of permitted withdrawals or redemptions.

         The investment program of each Series is speculative and entails substantial risks. No assurance can be given that the investment objective of a Series will be achieved or that substantial losses will not be incurred. In fact, certain investment practices to be employed by a Series and/or the Investment Managers can, in some circumstances, substantially increase any adverse impact on such Series' investment portfolio. See "Types of Investments and Related Risks."

                     TYPES OF INVESTMENTS AND RELATED RISKS

General

         The value of each Series' total net assets fluctuates in response to fluctuations in the value of the Investment Funds in which a Series invests, and each Series could sustain losses. An investment in a Series should only be made by investors who have sufficient capital to sustain the loss of their entire investment in the Series. Discussed below are certain of the investments expected to be made by Investment Funds and the principal risks that the Adviser believes are associated with those investments. These risks will, in turn, have an effect on a Series. For purposes of this discussion, references to the activities of the Investment Funds should generally be interpreted to include the activities of a Subadviser when acting on behalf of any Series.

Strategy Related Risks

         Global Macro. Global macro strategies include both directional trading and relative value approaches to what are generally short-term allocations of capital. Investment Managers utilizing a directional trading approach will take unhedged long or short positions in various markets. Such unhedged investments may expose a Series to full market risk and are subject to substantial losses. The use of a relative value approach is also subject to the risk of substantial losses because of imperfect correlation of an Investment Manager's portfolio of long and short positions.

         Long/Short Equity. Since a long/short equity strategy involves identifying securities that are generally undervalued (or, in the case of short positions, overvalued) by the marketplace, the success of the strategy necessarily depends upon the market eventually recognizing such value in the price of the security, which may not necessarily occur, or may occur over extended time frames that limit profitability. Positions may undergo significant short-term declines and experience considerable price volatility during these periods. In addition, long and short positions may or may not be correlated to each

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other. If the long and short positions are not correlated, it is possible to have investment losses in both the long and short sides of the portfolio.

         Statistical Arbitrage. The success of the investment activities of an Investment Manager employing statistical arbitrage is heavily dependent on the mathematical models used by the Investment Manager in seeking to exploit short-term and long-term relationships among stock prices and volatility. Models that have been formulated on the basis of past market data may not be predictive of future price movements. The Investment Manager may select models that are not well-suited to prevailing market conditions. Furthermore, the effectiveness of such models tends to deteriorate over time as more traders seek to exploit the same market inefficiencies through the use of similar models. In addition, in the event of static market conditions, statistical arbitrage strategies are less likely to be able to generate significant profit opportunities from price divergences between long and short positions than in more volatile environments.

         Equity Market Neutral. A market neutral strategy requires both a long and short position. To the extent an Investment Manager is unable to maintain a balanced position because of trade execution delays, forced liquidations of short or leveraged positions due to losses or failure to "match" long and short positions, the strategy will not be market neutral. In addition, to the extent that long and short positions are not matched by industry sectors, a sector-wide but not market-wide price move may result in market, as opposed to stock selection, losses. Unusual events specific to a particular company that cause sudden changes in the company's share valuation may also adversely affect historical price relationships between stocks, leading to losses when relying on the strategy.

         Fixed Income Arbitrage. Fixed income arbitrage strategies generally involve spreads between two or more positions. To the extent the price relationships between such positions remain constant, no gain or loss on the position will occur. Such positions do, however, entail a substantial risk that the price differential could change unfavorably, causing a loss to the spread position. Substantial risks are involved in trading in U.S. and non-U.S. government securities, corporate securities, investment company securities, mortgage-backed and asset-backed securities, futures and options, rate caps, rate swaps and the various other financial instruments and investments that fixed income arbitrage strategies may trade. Substantial risks are also involved in borrowing and lending against such investments. The prices of these investments can be volatile, market movements are difficult to predict, and financing sources and related interest and exchange rates are subject to rapid change. Certain corporate, asset-backed and mortgage-backed securities may be subordinated (and thus exposed to the first level of default risk) or otherwise subject to substantial credit risks. Government policies, especially those of the Federal Reserve Board and foreign central banks, have profound effects on interest and exchange rates that, in turn, affect prices in areas of the investment and trading activities of fixed income arbitrage strategies. Many other unforeseeable events, including actions by various government agencies and domestic and international political events, may cause sharp market fluctuations.

         Merger Arbitrage. Merger arbitrage investments often incur significant losses when anticipated merger or acquisition transactions are not consummated. There is typically "asymmetry" in the risk-reward profile of mergers - the losses that can occur in the event of deal break-ups often far exceed the gains to be had if deals close successfully. The consummation of mergers, tender offers and exchange offers can be prevented or delayed by a variety of factors, including: (i) regulatory and antitrust restrictions; (ii) political motivations; (iii) industry weakness; (iv) stock specific events; and (v) failed financings. Merger arbitrage positions are also subject to the risk of overall market movements. To the extent that a general increase or decline in equity values affects the stocks involved in a merger arbitrage position differently, the position may be exposed to loss. Finally, merger arbitrage strategies depend for success on the overall volume of merger activity, which has historically been cyclical in nature. During periods when merger activity is low, it may be difficult or impossible to identify opportunities for profit

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or to identify a sufficient number of such opportunities to provide diversification among potential merger transactions.

         Distressed Securities. The Investment Funds may invest in equity and debt securities of U.S. and non-U.S. issuers in weak financial condition, experiencing poor operating results, having substantial capital needs or negative net worth, facing special competitive or product obsolescence problems, or that are involved in bankruptcy or reorganization proceedings. Investments of this type should be considered speculative, as they involve substantial financial and business risks that can result in substantial or at times even total losses. Among the risks inherent in investments in troubled entities is the fact that it frequently may be difficult to obtain information as to the true condition of such issuers. Such investments also may be adversely affected by U.S. state and federal laws relating to, among other things, fraudulent transfers and other voidable transfers or payments, lender liability, and the U.S. Bankruptcy Court's power to disallow, reduce, subordinate, or disenfranchise particular claims. The market prices of such securities are also subject to abrupt and erratic market movements and above-average price volatility, and the spread between the bid and asked prices of such securities may be greater than those prevailing in other securities markets. It may take a number of years for the market price of such securities to reflect their intrinsic value. In liquidation (both in and out of bankruptcy) and other forms of corporate reorganization, there exists the risk that the reorganization either will be unsuccessful (for example, due to failure to obtain requisite approvals), will be delayed (for example, until various liabilities, actual or contingent, have been satisfied), or will result in a distribution of cash or a new security the value of which will be less than the purchase price to the Investment Fund of the security in respect to which such distribution was made.

         Convertible Arbitrage. The success of the investment activities of an Investment Manager involved in convertible arbitrage will depend on the Investment Manager's ability to identify and exploit price discrepancies in the market. Identification and exploitation of the market opportunities involve uncertainty. No assurance can be given that an Investment Manager will be able to locate investment opportunities or to correctly exploit price discrepancies. A reduction in the pricing inefficiency of the markets in which such Investment Manager will seek to invest will reduce the scope for the Investment Manager's investment strategies. In the event that the perceived mispricings underlying an Investment Manager's positions fail to materialize as expected by the Investment Manager, the positions could incur a loss.

         The price of a convertible bond, like other bonds, changes inversely to changes in interest rates. Hence, increases in interest rates could result in a loss on a position to the extent that the equity attributable to the short position often entered into by these Investment Managers does not correspondingly depreciate in value. While Investment Managers may seek to hedge interest rate risk via interest rate swaps and investments in U.S. Treasury securities, residual interest rate risk would adversely affect the portfolio. The price of convertible bonds is also sensitive to the perceived credit quality of the issuer. Convertible securities purchased by Investment Managers will decline in value if there is a deterioration in the perceived credit quality of the issuer or a widening of credit spreads, and this decline in value may not be offset by gains on the corresponding short equity position.

Investment Related Risks

         General Economic and Market Conditions. The success of a Series' activities may be affected by general economic and market conditions, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws, and national and international political circumstances. These factors may affect the level and volatility of security prices and liquidity of the Series' investments. Unexpected volatility or illiquidity could impair the Series' profitability or result in its suffering losses.

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         Highly Volatile Markets. The prices of commodities contracts and all derivative instruments, including futures and options, can be highly volatile. Price movements of forward, futures and other derivative contracts in which an Investment Fund's assets may be invested are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments, and national and international political and economic events and policies. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those in currencies, financial instruments, futures and options. Intervention often is intended directly to influence prices and may, together with other factors, cause all such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. An Investment Fund also is subject to the risk of the failure of any exchanges on which its positions trade or of their clearinghouses.

         Investments by the Investment Funds in corporate equity and debt securities, whether publicly traded or privately placed, are subject to inherent market risks and fluctuations as a result of company earnings, economic conditions and other factors beyond the control of the Adviser. The public equity markets have in the recent past experienced significant price volatility, especially in the technology sector.

         Risks of Securities Activities. All securities investing and trading activities risk the loss of capital. Although the Adviser will attempt to moderate these risks, no assurance can be given that a Series' investment activities will be successful or that Members will not suffer losses. To the extent that the portfolio of an Investment Fund is concentrated in securities of a single issuer or issuers in a single industry, the risk associated with any investment decision made by the Investment Manager of such Investment Fund is increased. Following are some of the more significant risks that the Adviser believes are associated with the Investment Funds' styles of investing:

         Equity Securities. Investment Funds may hold long and short positions in common stocks, preferred stocks and convertible securities of U.S. and non-U.S. issuers. Investment Funds also may invest in depositary receipts or shares relating to non-U.S. securities. See "Non-U.S. Securities." Equity securities fluctuate in value, often based on factors unrelated to the fundamental economic condition of the issuer of the securities, including general economic and market conditions, and these fluctuations can be pronounced. Investment Funds may purchase securities in all available securities trading markets and may invest in equity securities without restriction as to market capitalization, such as those issued by smaller capitalization companies, including micro-cap companies. See "Smaller Capitalization Issuers."

         Bonds and Other Fixed Income Securities. Investment Funds may invest in bonds and other fixed income securities, both U.S. and non-U.S., and may take short positions in these securities. Investment Funds will invest in these securities when they offer opportunities for capital appreciation (or capital depreciation in the case of short positions) and may also invest in these securities for temporary defensive purposes and to maintain liquidity. Fixed income securities include, among other securities: bonds, notes and debentures issued by U.S. and non-U.S. corporations; debt securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities ("U.S. Government securities") or by a non-U.S. government (often referred to as "sovereign debt"); municipal securities; and mortgage-backed and asset-backed securities. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed income securities are subject to the risk of the issuer's inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility resulting from, among other things, interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (i.e., market risk).

         Investment Funds may invest in both investment grade and non-investment grade (commonly referred to as junk bonds) debt securities. Non-investment grade debt securities in the lowest rating

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categories may involve a substantial risk of default or may be in default.
Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade debt securities to make principal and interest payments than issuers of higher grade debt securities. An economic downturn affecting an issuer of non-investment grade debt securities may result in an increased incidence of default. In addition, the market for lower grade debt securities may be thinner and less active than for higher grade debt securities.

         Non-U.S. Securities. Investment Funds may invest in securities of non-U.S. issuers and in depositary receipts or shares (of both a sponsored and non-sponsored nature), such as American Depositary Receipts, American Depositary Shares, Global Depositary Receipts or Global Depositary Shares (collectively known as "ADRs"), which represent indirect interests in securities of non-U.S. issuers. Sponsored depositary receipts are typically created jointly by a foreign private issuer and a depositary. Non-sponsored depositary receipts are created without the active participation of the foreign private issuer of the deposited securities. As a result, non-sponsored depositary receipts may be viewed as riskier than depositary receipts of a sponsored nature. Non-U.S. securities in which Investment Funds may invest may be listed on non-U.S. securities exchanges or traded in non-U.S. over-the-counter markets. Investments in non-U.S. securities are subject to risks generally viewed as not present in the United States. These risks include: varying custody, brokerage and settlement practices; difficulty in pricing of securities; less public information about issuers of non-U.S. securities; less governmental regulation and supervision over the issuance and trading of securities than in the United States; the lack of availability of financial information regarding a non-U.S. issuer or the difficulty of interpreting financial information prepared under non-U.S. accounting standards; less liquidity and more volatility in non-U.S. securities markets; the possibility of expropriation or nationalization; the imposition of withholding and other taxes; adverse political, social or diplomatic developments; limitations on the movement of funds or other assets between different countries; difficulties in invoking legal process abroad and enforcing contractual obligations; and the difficulty of assessing economic trends in non-U.S. countries. Moreover, governmental issuers of non-U.S. securities may be unwilling to repay principal and interest due, and may require that the conditions for payment be renegotiated. Investment in non-U.S. countries typically also involves higher brokerage and custodial expenses than does investment in U.S. securities.

         Other risks of investing in non-U.S. securities include changes in currency exchange rates (in the case of securities that are not denominated in U.S. dollars) and currency exchange control regulations or other non-U.S. or U.S. laws or restrictions, or devaluations of non-U.S. currencies. A decline in the exchange rate would reduce the value of certain of an Investment Fund's foreign currency denominated portfolio securities irrespective of the performance of the underlying investment. An Investment Fund may also incur costs in connection with conversion between various currencies.

         The risks associated with investing in non-U.S. securities may be greater with respect to those issued by companies located in emerging industrialized or less developed countries. Risks particularly relevant to emerging markets may include higher dependence on exports and the corresponding importance of international trade, greater risk of inflation, greater controls on foreign investment and limitations on repatriation of invested capital, increased likelihood of governmental involvement in and control over the economies, governmental decisions to cease support of economic reform programs or to impose centrally planned economies, and less developed corporate laws regarding fiduciary duties of officers and directors and protection of investors.

         An Investment Fund may enter into forward currency exchange contracts ("forward contracts") for hedging and non-hedging purposes in pursuing its investment objective. Forward contracts are transactions involving an Investment Fund's obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used by an Investment Fund for hedging purposes to protect against uncertainty in the level of future foreign currency exchange rates, such as when an

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Investment Fund anticipates purchasing or selling a non-U.S. security. This technique would allow the Investment Fund to "lock in" the U.S. dollar price of the security. Forward contracts may also be used to attempt to protect the value of an Investment Fund's existing holdings of non-U.S. securities. Imperfect correlation may exist, however, between an Investment Fund's non-U.S. securities holdings and the forward contracts entered into with respect to those holdings. Forward contracts may be used for non-hedging purposes in seeking to meet an Investment Fund's investment objective, such as when the Investment Manager of a Fund anticipates that particular non-U.S. currencies will appreciate or depreciate in value, even though securities denominated in those currencies are not then held in the Investment Fund's investment portfolio. Generally, Investment Funds are subject to no requirement that they hedge all or any portion of their exposure to foreign currency risks, and there can be no assurance that hedging techniques will be successful if used.

         Smaller Capitalization Issuers. Investment Funds may invest in smaller capitalization companies, including micro-cap companies. Investments in smaller capitalization companies often involve significantly greater risks than the securities of larger, better-known companies because they may lack the management expertise, financial resources, product diversification and competitive strengths of larger companies. The prices of the securities of smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies, as these securities typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects. In addition, when selling large positions in small capitalization securities, the seller may have to sell holdings at discounts from quoted prices or may have to make a series of small sales over a period of time.

         Non-Diversified Status. The Company, and each Series, is a "non-diversified" investment company for purposes of the 1940 Act, which means that a Series is not subject to percentage limitations under the 1940 Act on the percentage of its assets that may be invested in the securities of any one issuer. Each Series' net asset value may therefore be subject to greater volatility than that of an investment company that is subject to such diversification standards. Each Series will, however, endeavor to limit investments in any single Investment Fund to 20% of such Series' net assets (measured at the time of purchase). The Adviser believes that this approach will help to reduce each Series' overall investment risk.

         Leverage. Some or all of the Investment Funds may make margin purchases of securities and, in connection with these purchases, borrow money from brokers and banks (i.e., through credit facilities, lines of credit, or other margin or borrowing arrangements) for investment purposes. Use of leverage in this manner is speculative and involves certain risks. A Series may borrow money in connection with its investment activities, for cash management purposes, to fund the repurchase of Shares or for temporary or emergency purposes. In general, the use of leverage by Investment Funds or a Series will increase the volatility of the Investment Funds or the Series.

         Trading equity securities on margin involves an initial cash requirement representing at least a percentage of the underlying security's value. Borrowings to purchase equity securities typically will be secured by the pledge of those securities. The financing of securities purchases may also be effected through reverse repurchase agreements with banks, brokers and other financial institutions. Although leverage will increase investment return if an Investment Fund earns a greater return on the investments purchased with borrowed funds than it pays for the use of those funds, the use of leverage will decrease the return of an Investment Fund if the Investment Fund fails to earn as much on investments purchased with borrowed funds as it pays for the use of those funds. The use of leverage will in this way magnify the volatility of changes in the value of investments held by the Investment Funds. In the event that an Investment Fund's equity or debt instruments decline in value, the Investment Fund could be subject to a "margin call" or "collateral call," under which the Investment Fund must either deposit additional

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collateral with the lender or suffer mandatory liquidation of the pledged securities to compensate for the decline in value. In the event of a sudden, precipitous drop in value of an Investment Fund's assets, the Investment Fund might not be able to liquidate assets quickly enough to pay off its borrowing. Money borrowed for leveraging will be subject to interest costs that may or may not be recovered by return on the securities purchased. The Investment Fund may be required to maintain minimum average balances in connection with its borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate.

         The 1940 Act requires a registered investment company to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the "Asset Coverage Requirement"). This requirement means that the value of the investment company's total indebtedness may not exceed one-third the value of its total assets (including the indebtedness). This limit does not apply to Investment Funds that are not managed by a Subadviser so that a Series' portfolio may be exposed to the risk of highly leveraged investment programs of certain Investment Funds and the volatility of the value of Shares may be great.

         In seeking leveraged market exposure in certain investments and in attempting to increase overall returns, an Investment Fund may purchase options and other synthetic instruments that do not constitute "indebtedness" for purposes of the Asset Coverage Requirement. These instruments may nevertheless involve significant economic leverage and may, in some cases, involve significant risks of loss.

         Short Sales. An Investment Fund may attempt to limit its exposure to a possible market decline in the value of its portfolio securities through short sales of securities that its Investment Manager believes possess volatility characteristics similar to those being hedged. An Investment Fund may also use short sales for non-hedging purposes to pursue its investment objectives if, in the Investment Manager's view, the security is over-valued. Short selling is speculative in nature and, in certain circumstances, can substantially increase the effect of adverse price movements on an Investment Fund's portfolio. A short sale of a security involves the risk of an unlimited increase in the market price of the security that can in turn result in an inability to cover the short position and a theoretically unlimited loss. No assurance can be given that securities necessary to cover an Investment Fund's short position will be available for purchase.

         Reverse Repurchase Agreements. Reverse repurchase agreements involve a sale of a security by an Investment Fund to a bank or securities dealer and the Investment Fund's simultaneous agreement to repurchase the security for a fixed price (reflecting a market rate of interest) on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Investment Fund. Reverse repurchase transactions are a form of leverage that may increase the volatility of an Investment Fund's investment portfolio.

         Purchasing Initial Public Offerings. The Investment Funds may purchase securities of companies in initial public offerings or shortly after those offerings are complete. Special risks associated with these securities may include a limited number of shares available for trading, lack of a trading history, lack of investor knowledge of the issuer, and limited operating history of the issuer. These factors may contribute to substantial price volatility for the shares of these companies. The limited number of shares available for trading in some initial public offerings may make it more difficult for an Investment Fund to buy or sell significant amounts of shares without an unfavorable effect on prevailing market prices. In addition, some companies in initial public offerings are involved in relatively new industries or lines of business, which may not be widely understood by investors. Some of these companies may be undercapitalized or regarded as developmental stage companies, without revenues or operating income, or the near-term prospects of achieving revenues or operating income.

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         Special Investment Instruments and Techniques. Investment Funds may
utilize a variety of special investment instruments and techniques described below to hedge the portfolios of the Investment Funds against various risks, such as changes in interest rates or other factors that affect security values, or for non-hedging purposes in seeking to achieve an Investment Fund's investment objective. The Adviser, on behalf of a Series, may also use these special investment instruments and techniques for either hedging or non-hedging purposes. These strategies may be executed through derivative transactions. Instruments used and the particular manner in which they may be used may change over time as new instruments and techniques are developed or regulatory changes occur. Certain of these special investment instruments and techniques are speculative and involve a high degree of risk, particularly in the context of non-hedging transactions.

         Derivatives. Each Series and some or all of the Investment Funds, may invest in, or enter into, derivatives or derivatives transactions ("Derivatives"). Derivatives are financial instruments that derive their performance, at least in part, from the performance of an underlying asset, index or interest rate. Derivatives entered into by an Investment Fund or a Series can be volatile and involve various types and degrees of risk, depending upon the characteristics of a particular Derivative and the portfolio of the Investment Fund or a Series as a whole. Derivatives permit an Investment Manager or the Adviser to increase or decrease the level of risk of an investment portfolio, or change the character of the risk to which an investment portfolio is exposed in much the same way as the manager can increase or decrease the level of risk, or change the character of the risk, of an investment portfolio by making investments in specific securities. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in Derivatives could have a large potential effect on performance of an Investment Fund or a Series. The Adviser's use of derivatives may include total return swaps, options and futures designed to replicate the performance of a particular Investment Fund or to adjust market or risk exposure.

         If an Investment Fund or a Series invests in Derivatives at inopportune times or incorrectly judges market conditions, the investments may reduce the return of the Investment Fund or such Series or result in a loss. An Investment Fund or a Series also could experience losses if Derivatives are poorly correlated with its other investments, or if the Investment Fund or such Series is unable to liquidate the position because of an illiquid secondary market. The market for many Derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for Derivatives.

         Options and Futures. Each Series and the Investment Funds may utilize options and futures contracts and so-called "synthetic" options or other Derivatives written by broker-dealers or other permissible financial intermediaries. Options transactions may be effected on securities exchanges or in the over-the-counter market. When options are purchased over-the-counter, such Series' or the Investment Fund's portfolio bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. Options may also be illiquid and, in such cases, a Series or a Fund may have difficulty closing out its position. Over-the-counter options also may include options on baskets of specific securities.

         Each Series and the Investment Funds may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes in pursuing the investment objectives of the Series or the Investment Funds. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price, typically at any time prior to the expiration of the option. A covered call option is a call option with respect to which the seller of the option owns the underlying security. The sale of such an option exposes the seller

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during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on the books of or with a custodian to fulfill the obligation undertaken. The sale of such an option exposes the seller during the term of the option to a decline in price of the underlying security while depriving the seller of the opportunity to invest the segregated assets.

         A Series and the Investment Funds may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. In such a case, the Series or the Investment Fund will realize a profit or loss if the amount paid to purchase an option is less or more than the amount received from the sale of the option.

         Investment Funds may enter into futures contracts in U.S. markets or on exchanges located outside the United States. Non-U.S. markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Non-U.S. markets, however, may have greater risk potential than U.S. markets. For example, some non-U.S. exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits realized could be eliminated by adverse changes in the exchange rate, and a Series or an Investment Fund could incur losses as a result of those changes. Transactions on non-U.S. exchanges may include both commodities that are traded on U.S. exchanges and those that are not. Unlike trading on U.S. commodity exchanges, trading on non-U.S. commodity exchanges is not regulated by the CFTC.

         Engaging in transactions in futures contracts involves risk of loss to a Series or the Investment Fund that could adversely affect the value of such Series' net assets. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, preventing prompt liquidation of futures positions and potentially subjecting the Series or the Investment Funds to substantial losses. Successful use of futures also is subject to the Adviser's or an Investment Manager's ability to predict correctly movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to determine the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

         Positions of the SEC and its staff may require the Adviser or a Subadviser to segregate permissible liquid assets in connection with their options and commodities transactions in an amount generally equal to the value of the underlying option or commodity. The segregation of these assets will have the effect of limiting the Adviser's or the Subadviser's ability otherwise to invest those assets.

         Futures and related options transactions by a Series must constitute permissible transactions pursuant to regulations promulgated by the CFTC. The Adviser is relying on CFTC Rule 4.5 with respect to its operation of the investment program of each Series and, accordingly, is not subject to registration or regulation as a commodity pool operator with respect to its operation of such investment programs. Pursuant to regulations and/or published positions of the SEC, a Series may be required to segregate cash or liquid securities in connection with its futures transactions in an amount generally equal to the entire value of the underlying security.

         Call and Put Options on Securities Indices. A Series or an Investment Fund may purchase and sell call and put options on stock indices listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes in seeking to achieve the investment objectives of the Series or the Investment Funds. A stock index fluctuates with changes in the market values of the stocks included in the index. Successful use of options on stock indices will be subject to the Adviser's or an Investment Manager's ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment, which requires different skills and techniques from those involved in predicting changes in the price of individual stocks.

         Warrants and Rights. Warrants are Derivatives that permit, but do not obligate, their holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any interest in the assets of the issuer. Warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

         Swap Agreements. A Series or an Investment Fund may enter into equity, interest rate, index and currency rate swap agreements. These transactions will be undertaken in attempting to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if a Series or an Investment Fund had invested directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or "swapped" between the parties are generally calculated with respect to a "notional amount," that is, the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a "basket" of securities representing a particular index.

         Most swap agreements entered into by a Series or an Investment Fund would require the calculation of the obligations of the parties to the agreements on a "net basis." Consequently, current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). The risk of loss with respect to swaps is limited to the net amount of interest payments that the Series or the Investment Fund is contractually obligated to make. If the other party to a swap defaults, the Series' or the Investment Fund's risk of loss consists of the net amount of payments that the Series or the Investment Fund contractually is entitled to receive.

         To achieve investment returns equivalent to those achieved by an Investment Manager in whose Investment Fund (or other account managed by the Investment Manager) a Series otherwise could not invest directly, perhaps because of its investment minimum, or its unavailability for direct investment, a Series may enter into swap agreements under which the Series may agree, on a net basis, to pay a return based on a floating interest rate, and to receive the total return of the reference Investment Fund (or other account managed by the Investment Manager) over a stated time period. A Series may seek to achieve the same investment result through the use of other Derivatives in similar circumstances. The U.S. federal income tax treatment of swap agreements and other Derivatives as described above is unclear. Swap agreements and other Derivatives used in this manner may be treated as a "constructive ownership transaction" with respect to the reference property, which may result in a portion of any long-term capital gain being treated as ordinary income. See "Tax Aspects Applicable Prior to the Tax Conversion Date--

Tax Treatment of Investments" and "Tax Aspects Applicable as of and After the Tax Conversion Date--Tax Treatment of Investments."

         Lending Portfolio Securities. Investment Funds may lend their securities to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The lending Investment Fund continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable in respect of the loaned securities, which affords the Investment Fund an opportunity to earn interest on the amount of the loan and on the loaned securities' collateral. A substitute dividend payment received in a stock lending transaction will not qualify for the preferential tax rates for non-corporate taxpayers on certain dividends pursuant to recently enacted tax legislation. Loans of portfolio securities by a Subadviser may not exceed 33-1/3% of the value of an Investment Fund's total assets. In connection with any such transaction, the Investment Fund will receive collateral consisting of cash, U.S. Government securities or irrevocable letters of credit that will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. An Investment Fund might experience loss if the institution with which the Investment Fund has engaged in a portfolio loan transaction breaches its agreement with the Investment Fund.

         When-Issued and Forward Commitment Securities. Investments Funds or the Adviser on behalf of a Series may purchase securities on a "when-issued" basis and may purchase or sell securities on a "forward commitment" basis in order to hedge against anticipated changes in interest rates and prices. These transactions involve a commitment to purchase or sell securities at a future date (ordinarily one or two months later). The price of the underlying securities, which is generally expressed in terms of yield, is fixed at the time the commitment is made, but delivery and payment for the securities takes place at a later date. No income accrues on securities that have been purchased pursuant to a forward commitment or on a when-issued basis prior to their delivery. When-issued securities and forward commitments may be sold prior to the settlement date. Disposal of the right to acquire a when-issued security prior to its acquisition or disposal of the right to deliver or receive against a forward commitment may incur a gain or loss. These transactions, if effected by a Series or by an Investment Fund managed by a Subadviser, will be subject to the Series' limitation on indebtedness unless, at the time the transaction is entered into, the Company or the Series has established and maintains a segregated account consisting of cash, U.S. Government securities or liquid securities equal to the value of the when-issued or forward commitment securities. The risk exists that securities purchased on a when-issued basis may not be delivered and that the purchaser of securities sold by an Investment Fund or a Series on a forward basis will not honor its purchase obligation. In such cases, an Investment Fund or the Series may incur a loss.

         Mortgage-Backed Securities. Investment Funds may invest in mortgage-backed securities. The investment characteristics of mortgage-backed securities differ from traditional debt securities. Among the major differences are that interest and principal payments on mortgage-backed securities are made more frequently, usually monthly, and that principal may be prepaid at any time because the underlying loans or other assets generally may be prepaid at any time. The adverse effects of prepayments may indirectly affect a Series in two ways. First, particular investments may experience outright losses, as in the case of an interest-only security in an environment of faster than expected actual or anticipated prepayments. Second, particular investments may underperform relative to hedges that the Investment Funds may have entered into for these investments, resulting in a loss to the Investment Fund. In particular, prepayments (at par) may limit the potential upside of many mortgage-backed securities to their principal or par amounts, whereas their corresponding hedges often have the potential for large losses.

         The Investment Funds may also invest in structured notes, variable rate mortgage-backed securities, including adjustable-rate mortgage securities ("ARMs"), which are backed by mortgages with variable rates, and certain classes of collateralized mortgage obligation ("CMO") derivatives, the rate of interest payable under which varies with a designated rate or index. The value of these investments is closely tied to the absolute levels of such rates or indices, or the market's perception of anticipated changes in those rates or indices. This introduces additional risk factors related to the movements in specific indices or interest rates that may be difficult or impossible to hedge, and which also interact in a complex fashion with prepayment risks.

         Restricted and Illiquid Investments. Although the Adviser anticipates that most Investment Funds will invest primarily in publicly traded securities, they may invest a portion of the value of their total assets in restricted securities and other investments that are illiquid. Restricted securities are securities that may not be sold to the public without an effective registration statement under the 1933 Act or that may be sold only in a privately negotiated transaction or pursuant to an exemption from registration.

         When registration is required to sell a security, an Investment Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Investment Fund may be permitted to sell a security under an effective registration statement. If adverse market conditions developed during this period, an Investment Fund might obtain a less favorable price than the price that prevailed when the Investment Fund decided to sell. For Investment Funds that are managed by a Subadviser, restricted securities for which no market exists and other illiquid investments are valued at fair value, as determined in accordance with procedures approved and periodically reviewed by the Board of Directors. Investment Funds may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which they purchased the securities.

         A Series' interests in Investment Funds are themselves illiquid and generally are subject to substantial restrictions with respect to redemptions or withdrawals and on transfer. These restrictions may adversely affect the Series were it to have to sell or redeem those interests at an inopportune time.

         Counterparty Credit Risk. Many of the markets in which each of the Series and the Investment Funds effect their transactions are "over-the-counter" or "interdealer" markets. The participants in these markets are typically not subject to credit evaluation and regulatory oversight as are members of "exchange-based" markets. To the extent a Series or an Investment Fund invests in swaps, Derivatives or synthetic instruments, or other over-the-counter transactions in these markets, such Series or Investment Fund will take credit risk with regard to parties with which it trades and also may bear the risk of settlement default. These risks may differ materially from those involved in exchange-traded transactions, which generally are characterized by clearing organization guarantees, daily marking-to-market and settlement, and segregation and minimum capital requirements applicable to intermediaries. Transactions entered into directly between two counterparties generally do not benefit from these protections, which in turn may subject an Investment Fund or a Series to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract or because of a credit or liquidity problem. Such "counterparty risk" is increased for contracts with longer maturities when events may intervene to prevent settlement. The ability of the Series and the Investment Funds to transact business with any one or any number of counterparties, the lack of any independent evaluation of the counterparties or their financial capabilities, and the absence of a regulated market to facilitate settlement, may increase the potential for losses by the Series.

Risks of Fund of Hedge Funds Structure

         The Investment Funds generally will not be registered as investment companies under the 1940 Act. Each Series, as an investor in these Investment Funds, will not have the benefit of the protections afforded by the 1940 Act to investors in registered investment companies. While the Adviser in many cases seeks to negotiate arrangements that provide for regular reporting of performance and portfolio data by the Investment Funds, at times the only means of obtaining independent verification of performance data will be reviewing the Investment Fund's annual audited financial statements. Absent such negotiated arrangements (or as may otherwise be provided in the Investment Fund's governing documents), Investment Funds are not contractually or otherwise obligated to inform their investors, including the Series, of details surrounding their investment strategies. This means, for example, that if two or more of a Series' Investment Funds were to invest significantly in the same company or industry, the Series' investments could be "concentrated" in that company or industry without the Adviser having had the opportunity to assess the risks of such concentration. An Investment Fund may use investment strategies that are not fully disclosed to the Adviser, which may involve risks under some market conditions that are not anticipated by the Adviser. The performance of any Series depends on the success of the Adviser in selecting Investment Funds for investment by such Series and the allocation and reallocation of the Series' assets among those Funds.

         Each Investment Manager will receive any performance-based compensation to which it is entitled irrespective of the performance of the other Investment Managers and each Series generally. As a result, an Investment Manager with positive performance may receive performance compensation from a Series, as an investor in an underlying Investment Fund, and indirectly from its Members, even if the Series' overall returns are negative. Investment decisions of the Investment Funds are made by the Investment Managers independently of each other so that, at any particular time, one Investment Fund may be purchasing shares of an issuer whose shares are being sold at the same time by another Investment Fund. Transactions of this sort could result in any Series directly or indirectly incurring certain transaction costs without accomplishing any net investment result. Because a Series may make additional investments in or withdrawals from Investment Funds only at certain times according to limitations set out in the governing documents of the Investment Funds (or in such negotiated "side letter" or similar arrangements as the Adviser may be able to enter into with the Investment Fund on behalf of a Series), a Series from time to time may have to invest some of its assets temporarily in money market securities or money market funds, among other similar types of investments.

         For each Series to complete its tax reporting requirements and to provide an audited annual report to Members, it must receive timely information from the Investment Managers to which it has allocated capital. An Investment Manager's delay in providing this information would delay a Series' preparation of certain tax information for Members, which would likely require Members that held Shares prior to the Tax Conversion Date to file extensions of the time for filing their tax returns, or would delay the preparation of the Series' annual report.

         An investor in the Company meeting the eligibility conditions imposed by the Investment Funds, including minimum initial investment requirements that may be substantially higher than those imposed by the Company, could invest directly in the Investment Funds. By investing in the Investment Funds indirectly through a Series, an investor bears a portion of the Adviser's Management Fee and other expenses of the Series, and also indirectly bears a portion of the asset-based fees, performance compensation and other expenses borne by the Series as an investor in the Investment Funds.

         Investment Funds may permit or require that redemptions of interests be made in kind. Upon its withdrawal of all or a portion of its interest in an Investment Fund, a Series may receive securities that are illiquid or difficult to value. In such a case, the Adviser would seek to cause the Series to dispose of these securities in a manner that is in the best interests of the Series. A Series may not be able to withdraw from an Investment Fund except at certain designated times, limiting the ability of the Adviser to withdraw assets from an Investment Fund that may have poor performance or for other reasons. A Series also may be subject to fees imposed on withdrawals from the Investment Funds, especially with respect to "early withdrawals" made within one year of its initial investment in a particular Investment Fund.

         A Series may agree to indemnify certain of the Investment Funds and their Investment Managers from any liability, damage, cost or expense arising out of, among other things, certain acts or omissions relating to the offer or sale of the Shares.

         Other risks that the Adviser believes are associated with each of the Series' fund of hedge funds investment approach include:

         Valuation. A Series values its investments in Investment Funds not managed by the Subadvisers at fair value in accordance with procedures established by the Board of Directors. Under these procedures, fair value as of each month-end ordinarily will be the value determined as of such month-end for each Investment Fund in accordance with the Investment Fund's valuation policies and reported at the time of the Series' valuation. An Investment Manager may face a conflict of interest with respect to these reported valuations as they will affect the Investment Manager's compensation. In addition, the net asset values or other valuation information received by the Adviser from the Investment Funds will typically be "estimated" only, subject to revision through the end of each Investment Fund's annual audit. Revisions to the gain and loss calculations of each Investment Fund will be an ongoing process, and no net capital appreciation or depreciation figure can be considered final as to an Investment Fund until its annual audit is completed. Such revisions at the Investment Fund level, however, will not affect a Series' previously determined net asset value and will not, for example, affect the value of Shares repurchased by the Company or purchased by investors prior to any such revision. Rather, adjustment to a Series net asset value will be made only after the relevant revision at the Investment Fund level, and any such subsequently adjusted valuation will be entirely for the benefit of the holders of the outstanding Shares of that Series and to the detriment of Members who previously had their Shares repurchased at a net asset value per Share lower than the adjusted amount. New Members will be affected in a similar way, because the same principles apply to the purchase of Shares. See "Net Asset Valuation."

         Legal, Tax and Regulatory Changes Relating to the Investment Funds. Legal, tax and regulatory changes adversely affecting the Investment Funds could occur. In particular, the SEC has been engaging in a general inquiry into hedge funds and recently promulgated regulations that will require many Investment Managers currently not subject to SEC oversight to register with the SEC by February 2006. In addition, the regulatory and tax environment for derivative instruments in which an Investment Fund may invest is evolving, as is the regulatory environment for leveraged investors generally. These changes could limit or otherwise adversely affect the ability of Investment Funds to pursue their trading strategies, which, consequently, could adversely affect a Series' performance.

         Dilution. If an Investment Manager limits the amount of capital that may be contributed to an Investment Fund from a Series, or if a Series declines to purchase additional interests in an Investment Fund, continued sales of interests in the Investment Fund to others may dilute the returns for the Series from the Investment Fund.

         Investments in Non-Voting Stock. Investment Funds may, consistent with applicable law, not disclose the contents of their portfolios. This lack of transparency will make it difficult for the Adviser to monitor whether holdings of the Investment Funds cause a Series to be above specified levels of ownership in certain asset classes. To avoid potential adverse regulatory consequences in such a case, a Series may need to hold its interest in an Investment Fund in non-voting form (which may entail the Series subscribing for a class of securities that is not entitled to vote or contractually waiving the ability to vote with respect to a portion of its interests in the Investment Fund). Consequently, a Series may hold substantial amounts of non-voting securities in a particular Investment Fund. To the extent a Series holds an Investment Fund's non-voting securities (or voting securities as to which voting rights have been waived), it will not be able to vote on matters that require the approval of the investors in the Investment Fund.

         Control Positions. Investment Funds may take control positions in companies. The exercise of control over a company imposes additional risks of liability for environmental damage, product defects, failure to supervise and other types of liability related to business operations. In addition, the act of taking a control position, or seeking to take such a position, may itself subject an Investment Fund to litigation by parties interested in blocking it from taking that position. If those liabilities were to arise, or such litigation were to be resolved adverse to the Investment Funds, the investing Investment Funds likely would suffer losses on their investments.

                                   OTHER RISKS

         Investing in each of the Series will involve risks other than those associated with investments made directly by Investment Funds including those described below:

         Limited Operating History. The Company is a recently formed entity and its Series have only a limited operating history upon which investors can evaluate its performance. As discussed below, the personnel of the Adviser responsible for managing the Company's and each Series' investment portfolio have substantial experience in managing investments and private investment funds and have provided and continue to provide advisory and management services to clients and private investment funds that have substantially similar investment programs to that of the Company. See "The Adviser" and "Conflicts of Interest."

         Dependence on Key Personnel. The Adviser is dependent on the services of its professional staff, and there can be no assurance that it will be able to retain the current portfolio management personnel described under the heading "The Adviser." The departure or incapacity of such a person could have a material adverse effect on the Adviser's management of the investment operations of the Company and the Series.

         Availability of Investment Opportunities. The business of identifying and structuring investments of the types contemplated by each Series is specialized, and involves a high degree of uncertainty. The availability of investment opportunities generally will be subject to market conditions as well as, in some cases, the prevailing regulatory or political climate. No assurance can be given that a Series will be able to identify and complete attractive investments in the future or that it will be able to invest fully its subscriptions. Similarly, identification of attractive investment opportunities by Investment Funds is difficult and involves a high degree of uncertainty. Even if an attractive investment opportunity is identified by an Investment Manager, an Investment Fund may not be permitted to take advantage of the opportunity to the fullest extent desired. Investment Funds sponsored, managed or advised by the Adviser and its affiliates may seek investment opportunities similar to those a Series may be seeking, and none of these parties has an obligation to offer any opportunities it may identify to such Series.

         Increased Competition in Alternative Asset Investments. In recent years, there has been a marked increase in the number of, and flow of capital into, investment vehicles established in order to implement alternative asset investment strategies, including the strategies to be implemented by a Series. While the precise effect cannot be determined, such increase may result in greater competition for investment opportunities, or may result under certain circumstances in increased price volatility or decreased liquidity with respect to certain positions. Prospective investors should understand that a Series may compete with other investment vehicles (including Citigroup proprietary funds and accounts), as well as investment and commercial banking firms, which have substantially greater resources, in terms of financial resources and research staffs, than may be available to the Series.

         Reliance on Historical Data. Allocations to individual strategies within each Series may be selected, among other reasons, because they historically exhibit certain statistical volatility, return and correlation characteristics and, together, are relatively unrelated to the strategies within each Series. This strategy allocation is heavily dependent on the Adviser's analysis of historical data, and, in particular, statistical volatility, return and correlation characteristics. No assurance can be given that the historical parameters will accurately predict future characteristics. To the extent that future events may vary significantly from these historical parameters upon which the strategy allocation is based, the allocation to Investment Funds may not provide the expected levels of risk, return and volatility and may result in a Series experiencing significant losses or in the Series failing to achieve its targeted returns during otherwise favorable market cycles.

         Inadequate Return. No assurance can be given that the returns on a Series' investments will be commensurate with the risk of investment in such Series. Investors should not commit money to a Series unless they have the resources to sustain the loss of their entire investment in the Series.

         Inside Information. From time to time, a Series or its affiliates or an Investment Manager may come into possession of material, non-public information concerning an entity in which the Series or Investment Fund has invested, or proposes to invest. Possession of that information may limit the ability of such Series or Investment Fund to buy or sell securities of the entity.

         Recourse to the Series' Assets. The assets of each Series, including any investments made by the Series and any interest in the Investment Funds held by the Series, are available to satisfy all liabilities and other obligations of the Series. If a Series becomes subject to a liability, parties seeking to have the liability satisfied may have recourse to such Series' assets generally and not be limited to any particular asset, such as the asset representing the investment giving rise to the liability. Under the Company's LLC Agreement and applicable provisions of Delaware law, a Series will not be subject to the liabilities of any other Series or the Company as a whole.

         Possible Exclusion of a Member Based on Certain Detrimental Effects. A Series may, as determined by the Administrator on the basis of the powers delegated to it by the Board of Directors, repurchase the Shares held by a Member or other person acquiring Shares from or through a Member, if:

          o the Shares have been transferred in violation of the Company's LLC Agreement or have vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy, insolvency or adjudicated incompetence of the Member;

          o ownership of the Shares by the Member or other person likely will cause the Company or a Series to be in violation of, or subject the Company or a Series to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

          o continued ownership of the Shares by the Member or other person may be harmful or injurious to the business or reputation of the Company, a Series, the Board of Directors, the Adviser or any of their affiliates, or may subject the Company, the Series or any Member to an undue risk of adverse tax or other fiscal or regulatory consequences;

          o any of the representations and warranties made by the Member or other person in connection with the acquisition of the Shares was not true when made or has ceased to be true;

          o the Member is subject to special regulatory or compliance requirements, such as those imposed by the Bank Holding Company Act, certain Federal Communications Commission regulations, or ERISA (collectively, "Special Laws or Regulations"), and the Administrator determines that the Member is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold Shares; or

          o the Directors or the Administrator determine that the repurchase of the Shares would be in the best interests of the Company or the particular Series.

The effect of these provisions may be to deprive an investor in a Series of an opportunity for a return even though other investors in the Series might enjoy such a return.

         Limitations on Transfer; No Market for Shares. No Member will be permitted to transfer his, her or its Shares without the consent of the Administrator (as authorized by the Board of Directors). The transferability of Shares will be subject to certain restrictions contained in the LLC Agreement and will be affected by restrictions imposed under applicable securities laws. No market currently exists for Shares, and it is not contemplated that one will develop.

         Liquidity (Repurchase) Risks. It is not expected that Shares will be traded on any securities exchange or other market, and Shares will be subject to substantial restrictions on transfer. Although the Company may offer to repurchase Shares of a Series from time to time, a Member investing as of a given date should not expect to be able to liquidate Shares for up to six months, and possibly longer. The initial such repurchase of Shares was completed as of June 30, 2003, and the Adviser expects to recommend to the Board of Directors that the Company offer to repurchase Shares in each Series from Members quarterly, effective on the last business day of March, June, September and December (generally up to a maximum of 15% of a Series' net assets). No assurances can be given that these repurchases will occur. In addition, because each offer to repurchase Shares generally will be limited as to the number of Shares eligible to participate, not all Shares tendered for repurchase in a particular offer may be accepted. This may occur, for example, when one or more large investors (including Citigroup or its affiliates) seeks to tender a significant number of Shares or when a large number of investors tender simultaneously. In such an event, Shares typically will be accepted for repurchase on only a pro rata basis. Consequently, Shares should only be acquired by investors able to commit their funds for an indefinite period of time.

         With respect to any future repurchase offer, Members tendering Shares, for repurchase must do so by a date specified in the notice describing the terms of the repurchase offer (the "Notice Date"). The Notice Date generally will be the 25th calendar day of the second month prior to that containing the date as of which the Shares to be repurchased are valued by the Company (the "Valuation Date"). For example, the Notice Date for a repurchase offer having a December 31 Valuation Date would be October 25. Tenders are not revocable following the Notice Date. Accordingly, Members that elect to tender Shares for repurchase will not know the price at which such Shares will be repurchased until after the election to tender becomes irrevocable. It is possible that during the time period between the day on which a Member elects to tender and the Valuation Date, general economic and market conditions, or specific events affecting one or more underlying Investment Funds, could cause a decline in the value of the tendered Shares in the Company. See "Redemptions, Repurchases and Transfers of Shares."

         Potential Significant Effect of the Performance of a Limited Number of Investments. The Adviser expects that each Series will participate in multiple investments. A Series may, however, make investments in a limited number of the Investment Funds and Investment Funds may make investments in a limited number of portfolio companies. In either instance, these limited number of investments may have a significant effect on the performance of a Series.

         Distributions to Members and Payment of Tax Liability. Until the Tax Conversion Date (as defined under "Tax Conversion" below), the Series do not intend to make periodic distributions of their net income or gains, if any, to Members. During that period, a Member will be required each year nonetheless to pay applicable U.S. federal and state income taxes on his, her or its share of the Series' taxable income, and will have to pay applicable taxes from other sources.

         Delayed Tax Reporting. For each Series to complete its tax reporting requirements and to provide an audited annual report to Members, it must receive timely information from the Investment Managers to which it has allocated capital. An Investment Manager's delay in providing this information will delay a Series' preparation of tax information for Members that held their Shares prior to the Tax Conversion Date, which will likely require Members to obtain extensions of the time for filing their tax returns, or could delay the preparation of the Series' annual report. See "Tax Aspects Applicable Prior to the Tax Conversion Date" and "Tax Aspects Applicable as of and After the Tax Conversion Date" for a summary of certain significant U.S. federal income and other tax consequences that are relevant to an investment in a Series.

         Banking Regulation. The Adviser, Citigroup and their affiliates are subject to certain U.S. banking laws, including the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), and to regulation by the Federal Reserve. Citigroup has elected to become a financial holding company under the Bank Holding Company Act and expects to treat its investment, and that of its affiliates, in the Company or any Series as part of its merchant banking activities under the Bank Holding Company Act. These banking laws, rules and regulations and their interpretation by the staff of the regulatory agencies that administer them may restrict the transactions and relationships between the Adviser, Citigroup and their affiliates, on the one hand, and the Company or any Series, on the other hand, and may restrict the investments and transactions by a Series. It is not anticipated that these restrictions will have a material effect on the Company or any Series. However, in the future, if Citigroup elects not to treat its investment, or that of its affiliates, in the Company or any Series as part of its merchant banking activities, or if these banking laws, rules and regulations or their interpretation change, or if Citigroup ceases to qualify as a financial holding company under the Bank Holding Company Act, the activities of a Series may be limited and restricted in certain ways to ensure compliance with the Bank Holding Company Act, including by limiting the amount of investment in certain Investment Funds, or, alternatively, the investment of Citigroup or any affiliate in the Company or any Series (and/or their relationships to the Company or any Series) may be modified or the Company or any Series may be restructured so that Citigroup will not be deemed to "control" the Company or any Series for Bank Holding Company Act purposes.

                           LIMITS OF RISK DISCLOSURES

         The above discussions of the various risks associated with each Series and the Shares are not, and are not intended to be, a complete explanation of the risks involved in an investment in a Series. Those discussions do, however, summarize the principal risks that should be considered before investing. Prospective investors should read this entire Offering Memorandum and the LLC Agreement and consult with their own advisors before deciding whether to invest in any Series. In addition, as the investment program of each Series changes or develops over time, an investment in a Series may be subject to risk factors not described in this Offering Memorandum.

                      INVESTMENT POLICIES AND RESTRICTIONS

         The investment objective of each Series is fundamental and may not be changed without a vote of a majority of each Series' outstanding voting securities. Each Series has also adopted certain fundamental investment restrictions, which cannot be changed without the vote of a majority of the particular Series' outstanding voting securities, as defined in the 1940 Act. Under the 1940 Act, the vote of a majority of the outstanding voting securities means the vote, at an annual or a special meeting of security holders, of 67% or more of the voting securities present at the meeting, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy, or of more than 50% of the outstanding voting securities, whichever is less.

         In applying the investment restrictions and other policies described in this Offering Memorandum, each Series will aggregate its investments and transactions with those of each Investment Fund, if any, that is advised by a Subadviser, but will not aggregate its investments and transactions with those of the underlying Investment Funds that are not managed by Subadvisers. With respect to Investment Funds not managed by a Subadviser, therefore, each Series will not "look through" to the investments and trading activity of such Funds. In addition, if a percentage restriction or policy is met at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of a Series' total assets, unless otherwise stated in this Offering Memorandum, will not constitute a deviation from the restriction or policy. Each Series' fundamental investment restrictions are as follows:

          (1) A Series will not invest 25% or more of the value of its total assets in the securities, other than U.S. Government securities, of issuers engaged in any single industry (for purposes of this restriction, neither a Series' investments in Investment Funds generally nor its investments in Investment Funds following the same general strategy (e.g., global macro, statistical arbitrage, distressed securities, etc.) are deemed to be an investment in a single industry).

          (2) A Series will not issue senior securities representing stock, except that, to the extent permitted by the 1940 Act, (a) a Series may borrow money from banks, brokers and other lenders to finance portfolio transactions and engage in other transactions involving the issuance by a Series of "senior securities" representing indebtedness,
          (b) a Series may borrow money from banks for cash management purposes, temporary or emergency purposes or in connection with repurchases of, or tenders for, Shares and (c) a Series may enter into derivative transactions, such as total return swaps, options and futures, in accordance with the 1940 Act and the interpretations of that Act.

          (3) A Series will not underwrite securities of other issuers, except insofar as such Series may be deemed an underwriter under the 1933 Act in connection with the disposition of its portfolio securities.

          (4) A Series will not make loans of money or securities to other persons, except through purchasing fixed income securities, lending portfolio securities or entering into repurchase agreements in a manner consistent with such Series' investment policies.

          (5) A Series will not purchase or sell commodities or commodity contracts, except that it may purchase and sell foreign currency, options, futures and forward contracts, including those related to indices, and options on indices, and may invest in commodity pools and other entities that purchase and sell commodities and commodity contracts.

          (6) A Series will not purchase, hold or deal in real estate, except that it may invest in securities that are secured by real estate or that are issued by companies or Investment Funds that invest or deal in real estate.

         The Adviser will not cause any Series to make loans to or receive loans from the Adviser or its affiliates, except to the extent permitted by the 1940 Act, an exemption from the 1940 Act, or as otherwise permitted by applicable law. A Series and the Investment Funds in which a Series invests may effect brokerage transactions through affiliates of the Adviser, subject to compliance with the 1940 Act and other applicable laws.

                            MANAGEMENT OF THE COMPANY

Board of Directors

         The Company's Board of Directors has overall responsibility for monitoring and overseeing the investment program of each Series and the Company's management and operation and has approved the investment program of each Series. As used herein, the term "Director" is synonymous with the term "manager" within the meaning of the Delaware Limited Liability Company Act. The Board of Directors will monitor and oversee the business affairs of the Company, including the complete and exclusive authority to oversee and establish policies regarding the management, conduct and operation of the Company's business. The Board exercises the same powers, authority and responsibilities on behalf of the Company and each Series as are customarily exercised by the directors of an investment company registered under the 1940 Act organized as a corporation and has complete and exclusive authority to oversee and establish policies regarding the management, conduct and operation of the Company's business.

         Although the Directors review policies regarding the management of the Company and review information regarding the investment program of each Series in connection with quarterly meetings of the Board, they do not have an active role in supervising each Series' ongoing operations. This means, for example, that the Directors do not select or approve the Investment Managers or the Investment Funds.

         The Directors, in their capacity as such, are not Members of the Company or of any Series and, accordingly, each Director in his capacity as such has no liability as a Member. Directors will not contribute to the investment capital of any Series in their capacity as Directors, but may subscribe for Shares, subject to the eligibility requirements described in this Offering Memorandum.

         Directors may be removed in accordance with the LLC Agreement with or without cause by, if at a meeting of the Members, a vote of a majority of the outstanding voting securities or, if by written consent, a vote of Members holding at least two-thirds (2/3) of the total number of votes eligible to be cast by all Members. Under the 1940 Act, the vote of a majority of the outstanding voting securities means the vote, at an annual or a special meeting of security holders, of 67% or more of the voting securities present at the meeting, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy, or of more than 50% of the outstanding voting securities, whichever is less.

          Previously, under the LLC Agreement, certain matters related to the Company were subject to the supervision of AMACAR Partners, Inc., as Managing Member. AMACAR Partners Inc. has agreed to resign from that position as of the Tax Conversion Date.

Directors and Officers

         The Company's officers are appointed by the Directors and oversee the management of the day-to-day operations of the Company and each Series under the supervision of the Board of Directors. One of the Directors and all of the officers of the Company are directors, officers or employees of the Adviser, its subsidiaries or Citigroup. The other Directors are not affiliated with the Adviser, its subsidiaries or Citigroup and are not "interested persons" as defined under Section 2(a)(19) of the 1940 Act (the "Independent Directors"). The Directors and officers of the Company also may be directors and officers of other investment companies managed, advised, administered or distributed by Citigroup or its subsidiaries. A list of the Directors and officers of the Company and a brief statement of their present positions and principal occupations during the past five years are set out below. To the fullest extent allowed by applicable law, including the 1940 Act, the LLC Agreement indemnifies the Directors and officers for all costs, liabilities and expenses that they may experience as a result of their service as such.

         Certain of the Directors and officers of the Company are also directors and/or officers of other investment companies that are advised by the Adviser. (The Company and such other investment companies, if also registered under the 1940 Act, are referred to collectively in this section of the Offering Memorandum as the "Fund Complex.") The address for each Director and officer in his or her capacity as such is 399 Park Avenue, 7th Floor New York, NY 10043.


                              INDEPENDENT DIRECTORS

                                                           PRINCIPAL
                      POSITION(S)   TERM OF OFFICE*      OCCUPATION(S)      NUMBER OF PORTFOLIOS         OTHER
       NAME            HELD WITH      AND LENGTH OF          DURING           IN FUND COMPLEX        DIRECTORSHIPS
      AND AGE         THE COMPANY      TIME SERVED        PAST 5 YEARS      OVERSEEN BY DIRECTOR    HELD BY DIRECTOR
------------------   -------------- -----------------  -----------------   ----------------------  ------------------

Charles Hurty        Director       November 2002 to   Business            Two                     GMAM Absolute
(born 1943)                         present            Consultant since                            Return Strategies
                                                       October 2001;                               Fund, LLC; CSFB
                                                       prior thereto,                              Alternative
                                                       Partner with                                Capital
                                                       accounting firm                             Registered Funds
                                                       of KPMG, LLP.                               (15 portfolios)

Steven Krull         Director       November 2002 to   Professor of        Two
(born 1957)                         present            Finance at
                                                       Hofstra
                                                       University;
                                                       Business
                                                       Consultant.


                              INTERESTED DIRECTORS

                                                           PRINCIPAL
                      POSITION(S)   TERM OF OFFICE*      OCCUPATION(S)      NUMBER OF PORTFOLIOS         OTHER
       NAME            HELD WITH      AND LENGTH OF          DURING           IN FUND COMPLEX        DIRECTORSHIPS
      AND AGE         THE COMPANY      TIME SERVED        PAST 5 YEARS      OVERSEEN BY DIRECTOR    HELD BY DIRECTOR
------------------  ---------------  -----------------  -----------------  ----------------------  ------------------

David Vogel         President and    December 2004 to   Portfolio          Two                     Center for
(born 1944)         Director         present            Manager to each                            International
                    (Chair)                             Series since May                           Securities and
                                                        2005; Head of                              Derivatives
                                                        Global Fund of                             Markets
                                                        Funds unit of
                                                        Citigroup
                                                        Alternative
                                                        Investments LLC
                                                        since December
                                                        2004; Group
                                                        Managing
                                                        Director of
                                                        Managed Futures
                                                        unit of
                                                        Citigroup
                                                        Alternative
                                                        Investments LLC
                                                        since 1995.

--------------------------
* Term of office of each Director is indefinite.

--------------------------
* Term of office of each Director is indefinite.

                                    OFFICERS

                           POSITION(S) HELD       TERM OF OFFICE*
          NAME                  WITH             AND LENGTH OF TIME                 PRINCIPAL OCCUPATION(S)
        AND AGE              THE COMPANY              SERVED                          DURING PAST 5 YEARS
-----------------------   ------------------   ---------------------    --------------------------------------------------

David Vogel               President and        December 2004 to         See table for "Interested Directors" above.
(born 1944)               Director             present

Daniel McAuliffe          Vice President       May 2005 to present      Managing Director, Citigroup Alternative
(born 1950)                                                             Investments and Citigroup Global Markets Inc.;
                                                                        Chief Operating Officer, Citigroup Global Fund of
                                                                        Funds; Director and Chief Financial Officer,
                                                                        Citigroup Managed Futures LLC; General Partner,
                                                                        Citigroup Managed Futures LLC funds; employed by
                                                                        Citigroup and predecessor firms since 1986.

Trudi Gilligan            Chief Compliance     December 2004 to         Director and Associate General Counsel,
(born 1967)               Officer              present                  Citigroup Alternative Investments LLC (since
                                                                        2004); Vice President and Associate General
                                                                        Counsel, Citigroup Alternative Investments LLC
                                                                        (2000-2004); Associate, law firm of Battle Fowler
                                                                        LLP. (1996-2000)

Jennifer Magro            Treasurer            May 2005 to present      Head of accounting group, Citigroup Managed
(born 1971)                                                             Futures LLC (2000-2005)

Sonia Rubinic             Secretary            November 2002 to         Director, Citigroup Alternative Investments
(born 1965)                                    present                  LLC since April 1997
Christopher Hutt          Assistant Secretary  June 2004 to present     Vice President, Citigroup Alternative
(born 1970)                                                             Investments LLC (2004-Present);
                                                                        Assistant Vice President, JPMorgan Chase &
                                                                        Co., Network Client Consulting (2000-2003);
                                                                        Client Coverage Officer, Morgan Stanley &
                                                                        Co./Chase Manhattan Bank N.A. (1997-2000)

--------------------
* Term of office of each officer is indefinite.

         Other than as described above, since January 1, 2002, none of the Independent Directors who is a director of another investment company whose adviser and principal underwriter is Citigroup Alternative Investments LLC has held any other position with (i) the Company, (ii) an investment company having the same adviser or principal underwriter as the Company or an adviser or principal underwriter that controls, is controlled by or is under common control with the Adviser, (iii) the Adviser or other affiliate of the Company or (iv) any person controlling, controlled by or under common control with the Adviser.

         As of the date of this Offering Memorandum, Mr. Vogel is the only Director who owns Shares of either Series (he owns Shares of Series G valued in excess of $100,000). As of the same date, none of the Directors owns equity securities issued by other investment companies in the Fund Complex. As of June 30, 2005, the Directors and officers, as a group, owned beneficially less than 1% of the outstanding Shares of either Series. (Employees of the Adviser, including Sonia Rubinic, may be deemed under a deferred compensation program benefiting those employees to have an indirect interest in Shares of Series G, as of that same date, representing approximately 0.90% of the outstanding Shares of that Series.) As of the same date, the following shareholders owned 5% or more of a Series' Shares:

      Multi-Strategy Series M

      Citigroup FOF LLC, 399 Park Avenue, 7th Floor, New York, NY 10043 - 30.07%

      Multi-Strategy Series G

      Citigroup FOF LLC, 399 Park Avenue, 7th Floor, New York, NY 10043 - 11.22%

Compensation

         The following table shows information regarding the compensation received by the Independent Directors of the Company from all registered investment companies for which the Adviser or their affiliates serve as an investment adviser or general partner for the fiscal year ending March 31, 2005. No compensation is paid by the Company to Directors who are "interested persons" of the Company or the Adviser.

            Compensation Table for Fiscal Year Ending March 31, 2005


                                                                                                          TOTAL
                                                   PENSION OR RETIREMENT                              COMPENSATION
                                                    BENEFITS ACCRUED AS       ESTIMATED ANNUAL      FROM COMPANY AND
                        AGGREGATE COMPENSATION        PART OF COMPANY           BENEFITS UPON         FUND COMPLEX
  NAME OF DIRECTOR         FROM THE COMPANY             EXPENSES(1)             RETIREMENT(2)       PAID TO DIRECTOR
----------------------  -------------------------  -----------------------    ------------------    -----------------

INDEPENDENT DIRECTORS
    Charles Hurty               $12,000                    None                     None                 $12,000

    Steven Krull                $12,000                    None                     None                 $12,000

INTERESTED DIRECTORS
     David Vogel                 None                      None                     None                  None

------------------

(1) The Company does not have a bonus, profit sharing or retirement plan, and Directors do not receive any pension or retirement benefits from the Company.


         The Independent Directors are each paid an annual retainer of $10,000 and a fee per meeting of the Board of Directors of $500, plus reasonable out-of-pocket expenses. Directors are reimbursed by the Company for their travel expenses related to Board meetings.

Committees

         The Board of Directors has formed an Audit Committee currently composed of each of the three Independent Directors, the functions of which are: (1) to oversee the Company's accounting and financial reporting policies and practices, its internal controls and, as the Audit Committee may deem necessary or appropriate, the internal controls of certain of the Company's service providers; (2) to oversee the quality and objectivity of the Company's financial statements and the independent audit of those statements; (3) to assist the Board of Directors in selecting the Company's independent registered public accounting firm, to directly supervise the compensation and performance of such independent registered public accountants and generally to act as a liaison between the independent registered public accountants and the Board of Directors; and (4) to review and, as appropriate, approve in advance non-audit services provided by such independent registered public accountants to the Company, the Adviser and, in certain cases, other affiliates of the Company.

         The Board of Directors has formed a Nominating and Compensation Committee currently composed of each of the three Independent Directors, the functions of which are: (1) to select and nominate to the Board of Directors each Independent Director and (2) to recommend to the Board of Directors any appropriate changes in compensation for each Independent Director. After the initial election of Directors, no Independent Director will be elected by the Board of Directors unless nominated by the Nominating and Compensation Committee. The Nominating and Compensation Committee does not consider proposals from Members in connection with proxy solicitations.

         The Board of Directors has formed a Valuation Committee, currently composed of three Directors, whose function, subject to the oversight of the Board of Directors, is to review each Series' valuation methodologies, valuation determinations and any relevant information provided to the Valuation Committee by the Adviser. The Valuation Committee will act in accordance with each Series' valuation procedures.

Voting of Proxies

         In connection with the Adviser's appointment as investment adviser to each Series, the Board of Directors has delegated to the Adviser the authority to vote proxies received by the Series from the Investment Funds and other portfolio investments (for this purpose, the "portfolio positions"). The Adviser has adopted policies and procedures (the "Policies") regarding the voting of such proxies, which Policies have been reviewed and approved by the Board of Directors as appropriate to the Adviser's management of the Series' assets. The Policies provide that the Adviser will vote client proxies in a manner that serves the best interest of the client, as determined by the Adviser in its discretion, taking into account relevant factors, including: (i) the impact on returns to be earned by the client; (ii) alignment of the interests of management of the portfolio position with that of the client, including establishing appropriate incentives for management; (iii) the ongoing relationship between the client and the portfolio positions in which it is invested, including the continued or increased availability of information regarding such position; and (iv) industry and business practices. The Policies also establish guidelines under which the Adviser generally will vote with management of a portfolio position on various routine matters (such as the election of directors, the appointment of independent public accountants, and establishing the date and place of an annual meeting, among others) but will evaluate non-routine matters (such as compensation plans, changes in investment policies, and changes in voting rights, among others) on a case by case basis. Finally, the Policies provide procedures that address conflicts of interest between the Adviser and a client with respect to voting proxies, which may involve review of a proposed vote by the Adviser's compliance personnel and, in certain circumstances, will require consultation with the client or its representative (the Board of Directors, in the case of the Company). The Adviser may abstain from voting from time to time when it determines that the costs associated with voting a proxy outweigh the benefits derived from exercising the right to vote.

         Information regarding the Adviser's proxy-voting record on behalf of the Company for the most recent twelve-month period ended June 30 is available for review. Please call the Company collect at (212) 816-4999 to request this information, which is also available on the SEC's website at http://www.sec.gov.

                                   THE ADVISER

         Citigroup Alternative Investments LLC serves as investment adviser to each Series. The Adviser has the responsibility to implement the investment program of each Series, subject to the ultimate supervision of, and any policies established by, the Board of Directors. Under the terms of an Investment Advisory Agreement initially effective as of November 1, 2002, the Adviser allocates each Series' assets and monitors regularly each Investment Fund to determine whether its investment program is consistent with each Series' investment objective and whether its investment performance and other criteria are satisfactory. The Adviser may reallocate a Series' assets among Investment Funds, terminate its relationship with Investment Funds and select additional Investment Funds, subject in each case to the ultimate supervision of, and any policies established by, the Board of Directors and to the condition that the retention of any Subadviser will require approval of a majority of the Independent Directors and, unless a Series receives an exemption from certain provisions of the 1940 Act, of a majority, as defined in the 1940 Act, of the Series' outstanding voting securities.

         The Adviser is organized as a limited liability company under the laws of the State of Delaware and is a registered investment adviser under the Advisers Act. The Investment Adviser also is registered as a commodity trading adviser and a commodity pool operator with the CFTC and is a member of the NFA. Personnel of the Adviser serve as portfolio managers to certain clients and private investment funds, which utilize an investment program that is substantially similar to that of the Series. The Adviser currently serves, and may in the future serve, as an investment adviser to other registered and unregistered private investment companies. The offices of the Adviser are located at 399 Park Avenue, 7th Floor, New York, New York 10043, and its telephone number is (212) 559-3190.

         The personnel of the Adviser principally responsible for management of the Company are experienced and educated investment professionals with a long performance record in alternative investments. They have identified, evaluated, structured, managed and monitored a wide range of alternative investments globally and maintain a strong network within the alternative investment community as a result of their prior and ongoing experience. The Adviser and its personnel maintain relationships with a large number of managers. The Adviser believes that, as a result of these contacts, the Company should have access to a large number of Investment Funds from which to select.

         The Adviser is an indirect, wholly owned subsidiary of Citigroup, and is considered to be the alternative investment management unit of Citigroup. Citigroup is the largest financial services firm in the United States with leading market positions in investment banking, research, capital markets asset management, commercial, banking, credit services and insurance services. The firm has relationships with many users and providers of capital, and the Adviser will have access to the firm's talent, ideas, unique opportunities and resources. The Adviser and its affiliates had assets under management of over $89 billion in alternative investments as of February 28, 2005. Alternative investments managed by the Adviser include hedge funds, credit structures, real estate, private equity, fixed income and managed futures. Citigroup serves many interests in addition to the Company, which creates certain risks and possibilities of adverse effects on investors in the Company. See "Conflicts of Interest." Upon commencement of the Company's operations, an Affiliate of the Adviser invested $20 million in each Series, but is not required to maintain such investment in either Series and may elect to withdraw all or any portion of such investment at any time.

                              THE PORTFOLIO MANAGER

         David Vogel is currently the sole portfolio manager of each Series and as such has primary responsibility for the day-to-day management of the Company. In that capacity he receives significant input and support from a team of analysts also employed by the Adviser. Mr. Vogel's professional background is described above in the table headed "Interested Directors".

         The following table provides information as of May 31, 2005 relating to Mr. Vogel's other investment activities with the Adviser, as well as his investments in the Company.

------------------------- ---------------------- ----------------------- ---------------------- ----------------------
   Portfolio Manager      Number of Registered   Beneficial Ownership      Number of Other        Number of Other
                          Investment Companies   of Equity Securities     Pooled Investment     Accounts Managed and
                           Managed and Total         in the Company      Vehicles Managed and     Total Assets for
                            Assets for such                                Total Assets for         such Accounts
                           Accounts (including                               such Accounts
                              the Company)
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
David Vogel               2 accounts (Series M   None                    34 accounts with       3 accounts with
                          and Series G) with                             assets of              assets of
                          assets of                                      $748,000,000           $1,412,000,000
                          approximately
                          $285,000,000
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

-----------------------------------------------------------------------------------------------------------------------

         With respect to the accounts identified in the table above, Mr. Vogel manages eleven pooled investment vehicles and one other account with assets totaling $1,213,000,000 and $55,000,000, respectively, for which the advisory fees are based in part on performance of the accounts.

         Mr. Vogel's compensation is a combination of salary, discretionary bonus, deferred compensation, retirement plans and automatic participation in a company-funded retirement bonus. The discretionary bonus is based upon the financial results and profitability of Citigroup as a whole, that of CAI as a whole, and that of CAI's Global Fund of Funds business unit, for which Mr. Vogel serves as chief executive. The discretionary bonus is not linked to the performance of any specific benchmark or that of any CAI investment fund or account; nor are specific asset size targets considered.

         As shown in the table above, Mr. Vogel is responsible for managing other accounts ("Other Accounts") in addition to the Series. In certain instances, conflicts may arise in his management of a Series and such Other Accounts.

         One situation where a conflict may arise between a Series and an Other Account is in the allocation of investment opportunities among the Series and the Other Account. For example, the Adviser may determine that there is an opportunity that is suitable for a Series as well as for Other Accounts of the Adviser, which have a similar investment objective. As a related matter, a particular Investment Fund interest or other security may be bought for one or more clients when one or more other clients are selling that same security, which may adversely affect the Series. The Company and the Adviser have adopted policies and procedures regarding the allocation of investment opportunities, which generally require that investment opportunities be allocated among the Series and Other Accounts in a manner that is fair, equitable and consistent with their fiduciary obligations to each.

         Mr. Vogel's management of the Series and Other Accounts may result in his devoting a disproportionate amount of time and attention to the management of a particular account as against another. This particularly may be the case when accounts have different objectives, benchmarks, time horizons, asset levels and fees.

         The management of personal accounts by Mr. Vogel may give rise to potential conflicts of interest. While the Adviser's code of ethics will impose limits on the ability of Mr. Vogel to trade for his personal account, there is no assurance that the Adviser's code of ethics will eliminate such conflicts.

         Other than the conflicts described above, the Company is not aware of any material conflicts that may arise in connection with the Adviser's management of the Series' investments and such Other Accounts.

                          INVESTMENT ADVISORY AGREEMENT

         The Investment Advisory Agreement provides that the Adviser is responsible, subject to the supervision of the Board of Directors, for formulating a continuing investment program for each of the Series. The Adviser makes all decisions as to each Series' purchases and withdrawals of interests in Investment Funds and also advises the Board of Directors regarding the selection and termination of Subadvisers. The Investment Advisory Agreement is terminable as to either Series without penalty upon 60 days' prior written notice by the Board of Directors, by vote of a majority, as defined by the 1940 Act, of the outstanding voting securities of the respective Series, or by the Adviser upon 60 days' prior written notice. The Investment Advisory Agreement became effective as of November 1, 2002, and continues in effect from year to year as to each Series if the continuance is approved annually by the Board of Directors (including a majority of the Independent Directors) by vote cast in person at a meeting called for the purpose of voting on such continuance. The Investment Advisory Agreement provides that it will terminate automatically in the event of its "assignment," as defined by the 1940 Act and the rules under that Act.

         The Investment Advisory Agreement provides that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations to the Company or any Series, the Adviser and any partner, director, officer or employee of the Adviser, or any of their affiliates, executors, heirs, assigns, successors or other legal representatives, will not be liable to the Company or any Series for any error of judgment, for any mistake of law or for any act or omission by the person in connection with the performance of services to the Company or any Series. The Investment Advisory Agreement also provides for indemnification, to the fullest extent permitted by law, by the Company, the Adviser or any partner, director, officer or employee of the Adviser, and any of their affiliates, executors, heirs, assigns, successors or other legal representatives, against any liability or expense to which the person may be liable that arises in connection with the performance of services to the Company or any Series, so long as the liability or expense is not incurred by reason of the person's willful misfeasance, bad faith, gross negligence or reckless disregard of duty.

         The Investment Advisory Agreement was approved by the initial Member of each Series on November 27, 2002 and by the Board of Directors most recently on September 10, 2004 (with Management Fee reductions applicable to each Series subsequently approved on March 11, 2004, as described below). As of the date of this Offering Memorandum, the Board of Directors anticipates next considering the Investment Advisory Agreement before November 2005. In approving the Investment Advisory Agreement in September 2004, the Board of Directors considered the Company's existing relationship with the Adviser and its affiliates, as well as the ongoing commitment of the Adviser to the Company. The Directors also considered Series investment performance to date and the resources and experience of the Adviser, its affiliates and the individuals dedicated to the Company's investment program. In this regard, the Directors reviewed materials relevant to the investment performance of the Company and the Adviser, as well as various materials describing the Adviser and its personnel. They evaluated these factors in light of the nature, extent and quality of the services provided by the Adviser, the total compensation received, directly or indirectly (through soft dollar arrangements or other service benefits, to the extent applicable), by the Adviser from the Company and the total cost to the Company of using the Adviser's services, taking into account both expenses borne by the Adviser and those that may be passed to the Company by the Adviser. In addition, they compared competitive prices for comparable services, reviewing fee information for a variety of investment funds similar in structure to the Company. Among other things, the Directors determined the Adviser's fees were competitive to those charged by investment advisers to similar funds (when, if applicable, the fees charged to those other funds were adjusted to reflect the effects of the incentive compensation to which certain of those funds were subject) and Series expense ratios were reasonable given Series net assets. The Directors indicated, however, that they would monitor expense ratios over time and would look for reduced expense ratios as assets grow.

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The Directors noted that performance, while lower than that targeted, had been satisfactory, providing stable absolute returns, that estimated profitability appeared reasonable and that the Adviser's affiliation with Citigroup offered assurances as to its institutional stability. As to economies of scale, it was noted that the Company had not yet grown sufficiently to warrant evaluation of whether benefits relating to its size were being shared properly between the Adviser and the Members. The Directors also determined the Adviser's resources and experience were satisfactory overall, and that sufficient resources and personnel were assigned to the Adviser's management of the Company. Accordingly, they concluded continuing the Investment Advisory Agreement served the interests of the Company, each Series and the Members.

         Reductions in the Management Fee to 1.5% of net assets annually as to each Series (from 2.0% and 2.25% annually as to Series M and Series G, respectively) were approved by the Board of Directors on March 4, 2005, to be effective August 1, 2005. In approving these reductions, the Directors paid special attention to assurances from the Adviser that the nature, extent and quality of services provided by the Adviser to the Company and each Series would not be adversely affected.

                                     VOTING

         A meeting of Members may be called by the Board of Directors or by Members of the Company or a Series, as the case may be, holding at least a majority of the total number of votes eligible to be cast. Members will be entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would be entitled to vote, including certain elections of Directors, approval of the Investment Advisory Agreement, and on certain other matters. Each Share of each Series is entitled to one vote for each dollar of net asset value represented by the Share and a proportionate fraction of a vote for each fraction of a dollar of net asset value. Members shall not be entitled to cumulative voting in the election of Directors or any other matter. Voting with respect to the election of Directors and certain other matters affecting all Series is conducted on a Company-wide basis. Notwithstanding their ability to exercise their voting privileges, Members, in their capacity as such, are not entitled to participate in the management or control of the Company's business and may not act for or bind the Company or any Series.

                   INVESTMENT MANAGERS TO THE INVESTMENT FUNDS

         Set out below is a description of practices that the Subadvisers are expected to follow. Although the Adviser anticipates that Investment Managers that are not Subadvisers will follow practices similar to those described below, no guarantee or assurances can be made that such practices will be followed or that an Investment Manager (including a Subadviser) will adhere to, and comply with, its stated practices.

         Participation in Investment Opportunities--The Adviser anticipates that each Investment Manager will consider participation by a Series, or an Investment Fund in which a Series has invested, in all appropriate investment opportunities that are also under consideration for investment by the Investment Manager for other accounts managed by the Investment Manager, other than the Series or such Investment Fund (collectively, the "Other Accounts"), that pursue investment programs similar to that of the Series. Circumstances may arise, however, under which an Investment Manager will cause its Other Accounts to commit a larger (or smaller) percentage of their assets to an investment opportunity than to which the Investment Manager will commit assets of a Series or an Investment Fund in which a Series has invested. Circumstances may also arise under which an Investment Manager will consider participation by its Other Accounts in investment opportunities in which the Investment Manager intends not to invest on behalf of a Series or an Investment Fund in which a Series has invested, or vice versa.

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         Situations may occur in which a Series could be disadvantaged by investment activities conducted by the Investment Manager for the Other Accounts. These situations may arise as a result of, among other things: (1) legal restrictions on the combined size of positions that may be taken for a Series, or an Investment Fund in which a Series has invested, and/or the Investment Manager's Other Accounts (collectively, "Co-Investors," and, individually, a "Co-Investor"), which could limit the size of a Series' or an Investment Fund's position in an otherwise desirable investment; (2) legal prohibitions on the Co-Investors' participating in the same instruments; (3) the difficulty of liquidating an investment for a Co-Investor when the market cannot absorb the sale of the combined positions; and (4) the determination that a particular investment is warranted only if hedged with an option or other instrument and the availability of those options or other instruments is limited.

         In general, each Investment Manager, and its principals, officers, employees and affiliates, may buy and sell securities or other investments for their own accounts and may face conflicts of interest with respect to investments made on behalf of an Investment Fund in which a Series invests. As a result of differing trading and investment strategies or constraints, positions may be taken by principals, officers, employees and affiliates of the Investment Manager that are the same as, different from or made at different times than positions taken for an Investment Fund.

         Investment Managers or their affiliates may from time to time provide investment advisory or other services to private investment funds and other entities or accounts managed by the Adviser or its affiliates. In addition, Investment Managers or their affiliates may from time to time receive research products and services in connection with the brokerage services that affiliates of the Adviser may provide to one or more Other Accounts or a Series.

                                  OTHER MATTERS

         An Investment Manager may from time to time cause an Investment Fund to effect certain principal or agency cross transactions in securities with one or more Investment Manager Accounts, subject to certain conditions. Future investment activities of the Investment Managers, or their affiliates, and the principals, partners, directors, officers or employees of the foregoing, may give rise to additional conflicts of interest.

         The Adviser, its affiliates and their directors, officers and employees may buy and sell securities or other investments for their own accounts, including interests in Investment Funds, and may have conflicts of interest with respect to investments made by the Adviser on behalf of a Series. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, officers and employees of the Adviser or its affiliates that are the same, different from or made at different times from positions taken for a Series. To lessen the possibility that a Series will be adversely affected by this personal trading, the Company and the Adviser have adopted a code of ethics (the "Code of Ethics") in compliance with Section 17(j) of the 1940 Act that restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding each Series' portfolio transactions. The Code of Ethics can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. The Code of Ethics is also available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov, and copies may be obtained, after paying a duplicating fee, by e-mail at publicinfo@sec.gov or by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102.

         The Adviser and its affiliates will not purchase securities or other property from, or sell securities or other property to, a Series except that a Series may, in accordance with rules under the 1940 Act, engage in transactions with accounts that are affiliated with the Company as a result of common officers, directors, advisers or managing general partners. These transactions would be effected in circumstances in which the Adviser determined that it would be appropriate for a Series to purchase and another client to sell, or the Series to sell and another client to purchase, the same security or instrument on the same day.

         Personnel of the Adviser (including Mr. Vogel, the portfolio manager for each Series) serve as portfolio managers to certain clients and unregistered investment companies that may utilize an investment program that is substantively similar to that of a Series. In addition, the Adviser currently serves, or may in the future serve, as investment adviser to other registered investment companies, unregistered investment companies or accounts (including proprietary accounts), some of which provide for incentive compensation (such as performance fees). Consequently, the Adviser's investment management activities may present conflicts between the interests of a Series and those of the Adviser and, potentially, among the interests of various accounts managed by the Adviser, principally with respect to allocation of investment opportunities among similar strategies. Certain conflicts specific to Mr. Vogel as portfolio manager of each Series are described above under the heading "Management of the Company--The Portfolio Manager."

         Future investment activities of the Adviser and its affiliates and their principals, partners, directors, officers or employees may give rise to conflicts of interest other than those described above.

                                    BROKERAGE

         Each Investment Manager is responsible for placing orders for the execution of portfolio transactions and the allocation of brokerage for any Investment Fund it manages. Transactions on U.S. stock exchanges and on some non-U.S. stock exchanges involve the payment of negotiated brokerage commissions. On the great majority of non-U.S. stock exchanges, commissions are fixed. No stated commission is generally applicable to securities traded in over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups.

         The Adviser expects that each Investment Manager will generally select brokers and dealers to effect transactions on behalf of its Investment Fund substantially as described below, although the Adviser can give no assurance that an Investment Manager (including a Subadviser) will adhere to, and comply with, the described practices. The Adviser generally expects that, in selecting brokers and dealers to effect transactions on behalf of an Investment Fund, an Investment Manager will seek to obtain the best price and execution for the transactions, taking into account such factors as price, size of order, difficulty of execution and operational facilities of a brokerage firm and the firm's risk in positioning a block of securities. Subject to appropriate disclosure, however, Investment Managers of Investment Funds that are not investment companies registered under the 1940 Act may select brokers on a basis other than that outlined above and may receive benefits other than research or that benefit the Investment Manager rather than its Investment Fund. The Adviser may consider the adequacy of the broker selection process employed by an Investment Manager, as well as the above principles, as a factor in determining whether to invest in its Investment Fund. Each Investment Manager generally will seek reasonably competitive commission rates, but will not necessarily pay the lowest commission available on each transaction.

         The Board of Directors has adopted procedures designed to ensure that commission rates paid to affiliates of the Adviser by the Company or an Investment Fund managed by a Subadviser will be fair and reasonable within the meaning of the 1940 Act. These procedures do not, however, govern payments by an Investment Fund not managed by a Subadviser.

         Consistent with seeking best price and execution, an Investment Manager may place brokerage orders with brokers (including affiliates of the Adviser) that may provide the Investment Manager and its affiliates with supplemental research, market and statistical information ("soft dollar items"), including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The expenses of an Investment Manager are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Investment Manager or its affiliates in providing services to clients other than an Investment Fund. In addition, not all of the supplemental information is used by the Investment Manager in connection with an Investment Fund in which a Series invests. Conversely, the information provided to the Investment Manager by brokers and dealers through which other clients of the Investment Manager and its affiliates effect securities transactions may be useful to the Investment Manager in providing services to an Investment Fund. In accordance with provisions of the 1940 Act, an affiliate of the Adviser may effect brokerage transactions for an Investment Fund.

         Section 28(e) of the Securities Exchange Act of 1934, as amended, specifically permits the use of research-related soft dollar items in the manner described above. Soft dollar items that are not research-related are, however, outside the Section 28(e) "safe harbor." Soft dollars not generated through agency transactions in securities (for example, those generated with respect to certain types of derivatives transaction) are also outside the Section 28(e) safe harbor. The Investment Managers may receive soft dollar items outside the safe harbor.

                                  ADMINISTRATOR

         The Company has retained the Administrator, Citigroup Alternative Investments LLC, whose principal business address is 399 Park Avenue, 7th Floor, New York, New York 10043, to provide certain administrative and investor services to the Company. Under the terms of an administration agreement entered into between the Company and the Administrator (the "Administration Agreement"), the Administrator is responsible, directly or through its agents, for, among other things: (1) maintaining a list of Members and generally performing any actions related to the issuance, repurchase and transfer of Shares (including the maintenance of any individual "capital accounts"); (2) accepting payment for Shares; (3) computing and disseminating the net asset value of the Series in accordance with the LLC Agreement; (4) preparing for review the annual financial statements of the Company, as well as quarterly reports regarding the Series' performance and net asset value; and (5) performing additional services, as agreed upon, necessary in connection with the administration of the Company and each Series. The Administrator retains PFPC Inc., an independent third party, and a corporation formed under the laws of the Commonwealth of Massachusetts, to assist it in performing some or all of these services.

         The Administrator is paid a monthly Administrative Fee of approximately 0.025% (0.30% on an annualized basis) of the net assets of each Series. The Administrator is also reimbursed by the Company for out-of-pocket expenses (including out-of-pocket expenses of any third party retained to assist the Administrator) relating to services provided to the Company. The Administrative Fee may be renegotiated from time to time between the parties. The Administration Agreement may be terminated at any time by either party upon not less than 60 days' written notice.

         The Administration Agreement provides that the Administrator, subject to certain limitations, will not be liable to the Company, to any Series or to Members for any and all liabilities or expenses except those arising out of the fraud, gross negligence or willful default or misconduct of the Administrator or its agents. In addition, under the Administration Agreement, the Company agrees to indemnify the Administrator from and against any and all liabilities and expenses whatsoever arising out of the Administrator's actions under the Administration Agreement, other than liability and expense arising out of the Administrator's fraud, gross negligence or willful default or misconduct.

         The Administrator has been authorized by the Board of Directors, on behalf of each Series, in the Administration Agreement, to make various determinations on behalf of each Series, regarding subscription for, and the transfer and repurchase of, Shares, as well as with respect to certain matters relating to the allocation of Series' expenses. In particular, the Board of Directors has authorized the Administrator to:

          o accept or reject initial and additional subscriptions for Shares; determine whether the Company should offer Shares at times other than scheduled dates; reduce subscription minimums; accept subscriptions prior to receipt of cleared funds; waive the requirement that subscriptions be made in cash through an approved brokerage account; waive any other requirement concerning the timing and manner of subscription; suspend subscriptions for Shares; and consult with the Placement Agents with respect to adjustment or waiver of placement fees;

          o provide consent, under certain circumstances, to transfers of Shares, and provide consent to Transferees to become substituted Members; and

          o with respect to repurchase of a Member's Shares by the Company without the consent of the Member, make any applicable determination as to the timing, manner and grounds for such repurchase; determine whether repurchases of Shares by the Company will be paid in cash, or by the distribution of securities in kind or partly in cash and partly in kind; and reduce the amount to be repurchased from a Member so that any required minimum investment balance is maintained (or alternatively repurchase all of the Member's Shares of a Series).

                           CUSTODIAN AND ESCROW AGENT

         PFPC Trust Company, a limited purpose trust company incorporated under the laws of the State of Delaware, serves as the Custodian of the assets of the Company, and may maintain custody of such assets with U.S. subcustodians and foreign custody managers (which may be banks, trust companies, securities depositories and clearing agencies), subject to policies and procedures approved by the Board of Directors. Assets of the Company are not held by the Adviser or commingled with the assets of other accounts, except to the extent that securities may be held in the name of the Custodian, subcustodian or foreign custody manager in a securities depository, clearing agency or omnibus customer account. The Custodian's principal business address is 8800 Tinicum Boulevard, 3rd Floor, Suite 200, Philadelphia, Pennsylvania 19153.

         PFPC Inc. serves as Escrow Agent with respect to subscription monies received from prospective investors in advance of dates when Shares may be subscribed for and monies may be transmitted to the Company. The Escrow Agent's principal business address is 400 Bellevue Parkway, Wilmington, Delaware 19809.

                                COMPANY EXPENSES

         The Adviser bears all of its own costs incurred in providing investment advisory services to the Series, including travel and other expenses related to the selection and monitoring of Investment Managers. As described below, however, each Series bears all other expenses related to its investment program. The Adviser also provides, or will arrange at its expense, for certain management and administrative services to be provided to the Company and each Series. Among those services are: providing office space and other support services, maintaining and preserving certain records, preparing and filing various materials with state and U.S. federal regulators, providing legal and regulatory advice in connection with administrative functions and reviewing and arranging for payment of the Company's expenses.

         In consideration of the administrative services provided by the Administrator to the Company, the Company pays the Administrator the Administrative Fee and also reimburses the Administrator's out-of-pocket expenses related to services provided to the Company. These fees and the reimbursement of out-of-pocket expenses are an expense out of the Series' assets, are separately calculated for such Series based on each Series' net assets, and are reflected in reductions to the net asset value attributable to each Member's Shares (including Shares held by the Adviser and any of its respective affiliates).

         Expenses borne by each Series, generally calculated and allocated separately for each Series (equitably between each in the sole discretion of the Administrator), include, without limitation:

          o all expenses related to its investment program, including, but not limited to, fees paid and expenses reimbursed directly or indirectly to Investment Funds or Investment Managers (including, however characterized or structured, management fees, performance or incentive fees or allocations and redemption or withdrawal fees, and any indemnification expenses), all costs and expenses directly related to portfolio transactions and positions for a Series' account, such as direct and indirect expenses associated with each Series' investments, including its investments in Investment Funds or with Subadvisers (whether or not consummated), and enforcing the Series' rights in respect of such investments, transfer taxes and premiums, taxes withheld on non-U.S. dividends, fees for data and software providers, research expenses, professional fees (including, without limitation, the fees and expenses of consultants, accountants, attorneys and experts, which may be retained to provide due diligence or similar services with respect to potential Investment Managers or for other purposes), fees and disbursements of any third party vendor performing tax compliance services and, if applicable in the event a Series utilizes a Subadviser (or in connection with its temporary or cash management investments or certain swap or other derivative transactions), brokerage commissions, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased and margin fees;

          o all costs and expenses associated with the establishment of Investment Funds (whether or not consummated) managed by Subadvisers;

          o         any non-investment related interest expense;

          o attorneys' fees and disbursements associated with preparing and updating the Offering Materials and preparing and reviewing subscription documents;

          o fees and disbursements of any accountants engaged by the Company or a Series, and expenses related to the annual audit of the Company;

          o fees paid and out-of-pocket expenses reimbursed to the Administrator;

          o         record-keeping, custody and escrow fees and expenses;

          o the costs of errors and omissions/directors' and officers' liability insurance and a fidelity bond;

          o         the Management Fee;

          o the costs of preparing and distributing updated Offering Materials, reports and other communications, including proxy, tender offer correspondence or similar materials, to Members;

          o the costs of tax return and reporting preparation, review and distribution to Members;

          o fees of Independent Directors and travel expenses of Directors relating to meetings of the Board of Directors and committees thereof;

          o all costs and charges for equipment or services used in communicating information regarding each Series' transactions among the Adviser and any custodian or other agent engaged by a Series; and

          o any extraordinary expenses, including indemnification expenses as provided for in the LLC Agreement.

         The Adviser is reimbursed by the particular Series for any of the above expenses that it pays on behalf of the Company or each Series, except as otherwise provided above. The Company's expenses associated with this offering have been paid in full.

         The Adviser pays or assumes all other ordinary operating expenses of the Company. The expenses to be assumed by the Adviser include expenses of meetings of the Board of Directors and Members (other than fees and travel expenses of Directors and Members, or the expenses of meetings of Members, which meetings were not called by the Adviser or any of their affiliates) and expenses related to providing certain investor services to the Company and regulatory compliance.

         Investment Funds bear various expenses in connection with their operations similar to those incurred by the Company and each of the Series. Investment Managers generally will assess asset-based fees to and receive performance-based compensation from the Investment Funds (or their investors), which effectively will reduce the investment returns of the Investment Funds. These expenses, fees and allocations will be in addition to those incurred by the Company itself. As an investor in the Investment Funds, each Series will bear its proportionate share of the expenses and fees of the Investment Funds and will also be subject to performance allocations to the Investment Managers.

                                 MANAGEMENT FEE

         In consideration of the advisory and other services provided by the Adviser to the Company and each Series, each of Multi-Strategy Series M and Multi-Strategy Series G pays the Adviser a monthly Management Fee equal to 0.125% (1.5% on an annualized basis) of its net assets. The Management Fee is paid out of and reduces each Series' net assets. Net assets for these purposes mean the total value of all assets of a Series, less an amount equal to all accrued debts, liabilities and obligations of that Series. The Management Fee is computed based on the net assets of a Series as of the end of business on the last business day of each month, after adjustment for any subscriptions made at the beginning of that month, and will be due and payable in arrears, generally within 20 business days after the end of the month.

                                 TAX CONVERSION

         The Company's Board of Directors has authorized each Series to elect to be taxed as a corporation and to seek to qualify as a "regulated investment company" under Subchapter M of the Code. Each Series will do so as soon as practicable and with an effective date no later than on or about December 31, 2005 (the date that such election is effective as to a Series will be that Series' "Tax

Conversion Date"). Each Series will then no longer be treated as a partnership for Federal tax purposes. Certain requirements under Subchapter M and additional information regarding the Series' new tax treatment, which will be substantially similar to that of many other publicly offered mutual funds and which will allow a Series' tax reporting to Members to be streamlined (reports will be made on IRS Form 1099 instead of the current Schedule K-1), are described under the heading "Tax Aspects Applicable as of and After the Tax Conversion Date." Depending on when the Tax Conversion Date occurs, however, you may receive reports from the Company on both Schedule K-1 and Form 1099 for your tax year ending December 31, 2005 (covering the period before and after the Tax Conversion Date, respectively). Thereafter, only Form 1099 reporting will be made. The election of a Series to be taxed as a corporation and its qualification as a "regulated investment company" should not be a taxable event to Members. Members nonetheless should consult their tax advisors regarding the specific tax consequences to them, including state and local tax consequences, associated with this change.

         The planned change in tax treatment will not affect the value of a Series' Shares. Absent normal investment fluctuation, a Member's Shares as of the Tax Conversion Date will be equal in value to the Member's Shares immediately preceding the conversion. The new tax treatment will, however, require that a Series' current "capital account" structure (in which net increases and decreases in the net value of the Series' assets are allocated to a particular Member's individual capital account on a generally pro rata basis) be replaced effective as of the Tax Conversion Date by a structure in which Members will participate in that Series' "general account" solely on the basis of the number of Shares of the Series they hold relative to the total number of such Shares outstanding. The Board of Directors expects that Members will find this arrangement simpler and easier to understand than that currently in place. No material changes in the investment program or day-to-day management of the Company or either Series are contemplated in connection with the new tax treatment.

         Because the new tax treatment will require a Series to make certain annual distributions to Members, the Company also expects to establish a program for the automatic reinvestment of these distributions in each Series. Under the program, when a Member's distribution is reinvested, additional Shares of the relevant Series will be issued to that Member in an amount equal in value to the distribution. Members will be enrolled automatically in the reinvestment program unless they elect out. See "Distribution Policy."

        CAPITAL ACCOUNTS AND ALLOCATIONS PRIOR TO THE TAX CONVERSION DATE

         The following section applies only to Shares held prior to the Tax Conversion Date. With respect to Shares held both before and after the Tax Conversion Date, this discussion applies prior to the Tax Conversion Date, but not thereafter. As already noted, use of individual capital accounts, an accounting feature of partnership but not of corporate investments, will be discontinued as of a Series' Tax Conversion Date, such that a Member's interest in a Series' net profits or net losses then will be represented solely by the Members' Shares, the value of which will fluctuate according to the investment results of the Series. No change in the value of a Member's Shares will result from the elimination of the underlying capital account.

Capital Accounts

         Until the Tax Conversion Date, each Series maintains a separate capital account for each Member (including the Adviser or any of its affiliates to the extent any of them contributes capital to a Series as a Member). Each such capital account has an opening balance equal to the Member's initial contribution to the capital of the Company in a specific Series (i.e., the value of the Member's initial subscription for Shares of that Series) and is increased by the sum of the amount of cash and the value of any securities contributed by the Member to the capital of the particular Series (i.e., through the purchase of additional


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Shares of the Series), plus any amounts credited to the Member's capital account as described below. Each Member's capital account is reduced by the sum of the amount of any repurchase by the Company of the Shares of a Series held by the Member, plus the amount of any distributions by a Series to the Member that are not reinvested, plus any amounts debited against the Member's capital account as described below.

         Capital accounts of Members are adjusted as of the close of business on the last day of each of the Company's fiscal periods. Fiscal periods begin on the day after the last day of the preceding fiscal period and end at the close of the Company's business on the first to occur of the following: (1) the last day of a fiscal year of the Company; (2) the last day of a taxable year of the Company; (3) the day preceding any day on which a contribution to the capital of a Series is made; (4) any day on which the Company repurchases any Shares of a Series of any Member; (5) the day on which a substituted Member is admitted with respect to a Series; or (6) any day on which any amount is credited to or debited against the capital accounts of all Members in accordance with their "investment percentages" for a Series. An "investment percentage" for a Series will be determined for each Member as of the start of each fiscal period by dividing the value of the Member's Shares of that Series as of the commencement of the period by the total value of the Shares of that Series held by all Members as of that date.

Allocation of Net Profits and Net Losses

         Until the Tax Conversion Date, net profits or net losses of each Series for each of the Company's fiscal periods are allocated among and credited to or debited against the capital accounts of all Members of such Series as of the last day of the fiscal period in accordance with Members' Series investment percentages for the fiscal period. These credits or debits to a Member's capital account for a Series are in turn reflected in changes in the value of the Member's Shares of that Series. Net profits or net losses are measured as the net change in the value of the net assets of a Series, including any net change in unrealized appreciation or depreciation of investments and realized income and gains or losses and accrued expenses, before giving effect to any repurchases by the Company of Shares of a Series, and excluding the amount of any items to be allocated among the capital accounts of the Members other than in accordance with the Members' Series investment percentages. Allocations for U.S. federal income tax purposes generally are made among the Members so as to reflect equitably amounts credited or debited to each Member's capital account for the current and prior fiscal years. See "Tax Aspects Applicable Prior to the Tax Conversion Date--Tax Treatment of the Company's Operations--Allocation of Profits and Losses."

Allocation of Special Items--Certain Withholding Taxes, Other Expenditures and Reserves

         Until the Tax Conversion Date, withholding taxes or other tax obligations incurred by the Company or any Series that are attributable to any Member will be debited against the capital account of that Member as of the close of the fiscal period during which the Company or the Series paid those obligations, and any amounts distributable at or after that time to the Member will be reduced by the amount of those taxes. If the amount of those taxes is greater than the distributable amounts, then the Member and any successor to the Member as holder of the Shares is required to pay upon demand to the Company, as a contribution to the capital of the Company, the amount of the excess. The Company is not obligated to apply for or obtain a reduction of or exemption from withholding tax on behalf of any Member, although in the event that the Company determines that a Member is eligible for a refund of any withholding tax, it may, at the request and expense of the Member, assist the Member in applying for the refund.

         Any expenditures payable by the Company or any Series, to the extent paid or withheld on behalf of, or by reason of particular circumstances applicable to, one or more but fewer than all of the Members,

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will generally be charged to only those Members on whose behalf the payments are made or whose circumstances gave rise to the payments. These charges will be debited to the capital accounts of the particular Members as of the close of the fiscal period during which the items were paid or accrued by the Company or the Series.

         The Board of Directors may cause appropriate reserves for a Series to be created, accrued and charged against net assets (and, therefore, a Series' net asset value). Reserves will be in such amounts (subject to increase or reduction) that the Board of Directors may deem necessary or appropriate. For example, reserves might be established and charged to address reasonably certain (but not yet fully defined or actually incurred) litigation liabilities. Until the Tax Conversion Date, the following provisions apply to the treatment of reserves: The amount of any reserves and any increase or decrease in them will be proportionately charged or credited, as appropriate, to the capital accounts of those investors who are Members holding Shares of such Series at the time when the reserves are created, increased or decreased, except that, if the reserves, or any increase or decrease in them, exceeds the lesser of $500,000 or 1.0% of the aggregate value of the capital accounts of all those Members, the amount of the reserves, increase or decrease may instead be charged or credited to those investors who were Members holding Shares of such Series at the time, as determined by the Board of Directors, of the act or omission giving rise to the contingent liability for which the reserve was established, increased or decreased in proportion to their capital accounts at that time.

                               DISTRIBUTION POLICY

         As of the Tax Conversion Date, the following section applies to all Shares held by all Members, irrespective of when the Shares were purchased. (For periods prior to the Tax Conversion Date, no dividends or distributions of income or gain by a Series are required or expected.)

Dividends

         After the Tax Conversion Date, each Series expects to make distributions necessary to maintain its qualification as a regulated investment company under the Code and to avoid corporate-level federal income tax. Each Series also expects to make distributions at such times and in such amounts as to avoid the imposition of federal excise tax. However, it is possible that some excise tax will be incurred and, although not currently anticipated, there are circumstances in which a Series may elect not to make the distributions necessary to avoid this tax. Each Series intends to distribute all of its net investment income and realized net capital gains, if any, at least annually. The Administrator also serves as the dividend disbursing agent for each Series.

Automatic Dividend Reinvestment Plan

         Pursuant to each Series' Automatic Dividend Reinvestment Plan (a "Plan") effective as of the Tax Conversion Date, unless a Member is ineligible or otherwise elects, all distributions of dividends and capital gains will be automatically reinvested by the Series in additional Shares of such Series. Election not to participate in the Plan and to receive all dividends and capital gain distributions in cash may be made by notice to a Member's broker or dealer (who should be directed to so inform the Series).

         After the Series declares a dividend or determines to make a capital gain distribution, participants will be issued additional Shares at their then net asset value. Notice of each such Share transactions will be furnished as soon as practicable but not later than sixty (60) days after the date thereof, together with information relevant for personal and tax records.

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         In the case of persons, such as banks, brokers or nominees, which hold
Shares for others who are the beneficial owners, the Plan will be administered on the basis of the number of Shares certified from time to time by the record holders as representing the total amount registered in the record holder's name and held for the account of beneficial owners who are participants in the Plan. Members who intend to hold their shares through a broker or nominee should contact such broker or nominee to determine whether or how they may participate in the Plan.

         The automatic reinvestment of dividends and distributions will not relieve participants of any U.S. federal income tax that may be payable on such dividends or distributions. See "Tax Aspects Applicable as of and After the Tax Conversion Date."

         There is no charge to participants for reinvesting dividends or capital gain distributions through the Plan. Any fees associated with the handling of the reinvestment of dividends and distributions will be paid by the Series. The Series reserves the right to amend or terminate the Plan as applied to any dividend or distribution paid subsequent to written notice of the change sent to all affected Members at least 90 days before the record date for the dividend or distribution.

                               NET ASSET VALUATION

         The Company computes each Series' net asset value as of the last business day of each month within 10 business days of the last day of the month. In determining each Series' net asset value, the Company values the investments of such Series as of such month-end.

         The net asset value of each Series equals the value of the assets of the Series, less all of its liabilities, including accrued fees and expenses. The net asset value per Share of each Series equals the net asset value of the Series divided by the number of its outstanding Shares. The Board of Directors has approved procedures pursuant to which a Series' investments in Investment Funds are valued at fair value. In accordance with these procedures, fair value as of each month-end ordinarily is the value determined as of such month-end for each Investment Fund in accordance with the Investment Fund's valuation policies and reported at the time of the Series' valuation. As a general matter, the fair value of a Series' interest in an Investment Fund represents the amount that the Series could reasonably expect to receive from an Investment Fund if such Series' interest were redeemed at the time of valuation, based on information reasonably available at the time the valuation is made and that the Series believes to be reliable. In the unlikely event that an Investment Fund does not report a month-end value to the Series on a timely basis, the Series would determine the fair value of such Investment Fund based on the most recent value reported by the Investment Fund, as well as any other relevant information available at the time the Series values its portfolio. Using the nomenclature of the hedge fund industry, any values reported as "estimated" or "final" values will reasonably reflect market values of securities for which market quotations are available or fair value as of the Series' valuation date.

         Prior to investing in any Investment Fund, the Adviser will conduct a due diligence review of the valuation methodology utilized by the Investment Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser believes to be reasonably appropriate and otherwise consistent with industry standards. Although procedures approved by the Board of Directors provide that the Adviser will review the valuations provided by the Investment Managers to the Investment Funds, neither the Adviser nor the Board of Directors will be able to confirm independently the accuracy of valuations provided by such Investment Managers (which are unaudited).

         The Series' valuation procedures require the Adviser to consider all relevant information available at the time the Series values its portfolio. The Adviser and/or the Board of Directors will consider such information, and may conclude in certain circumstances that the information provided by

                                     - 74 -

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the investment adviser of an Investment Fund does not represent the fair value of the Series' interests in the Investment Fund. Although redemptions of interests in Investment Funds are subject to advance notice requirements, Investment Funds typically will make available net asset value information to holders representing the price at which, even in the absence of redemption activity, the Investment Fund would have effected a redemption if any such requests had been timely made or if, in accordance with the terms of the Investment Fund's governing documents, it would be necessary to effect a mandatory redemption. Following procedures adopted by the Board of Directors, in the absence of specific transaction activity in interests in a particular Investment Fund, the Series would consider whether it was appropriate, in light of all relevant circumstances, to value such a position at its net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to net asset value. For example, when an Investment Fund imposes extraordinary restrictions on redemptions, or when there have been no recent transactions in Investment Fund interests, the Series may determine that it is appropriate to apply such a discount. Any such decision would be made in good faith, and subject to the review and supervision of the Board of Directors.

         The Adviser assesses the accuracy of each Investment Fund's reported monthly net asset value using various means. These include correlating a reported valuation with one or more strategy-specific benchmarks that the Adviser believes correlate with the strategy of the Investment Fund; discussing at least monthly the performance of the Investment Fund with the Investment Manager's personnel; and reviewing and analyzing the Investment Fund's audited financial statements.

         The valuations reported by the Investment Managers to the Investment Funds, upon which the Company calculates each Series' month-end net asset value and net asset value per Share, may be subject to later adjustment, based on information reasonably available at that time. For example, fiscal year-end net asset value calculations of the Investment Funds are audited by those Funds' independent registered public accountants and may be revised as a result of such audits. Other adjustments may occur from time to time. Such adjustments or revisions, whether increasing or decreasing the net asset value of a Series at the time they occur, because they relate to information available only at the time of the adjustment or revision, will not affect the amount of the repurchase proceeds received by Members who had their Shares repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the Investment Managers or revisions to net asset value of an Investment Fund adversely affect a Series' net asset value, the outstanding Shares of that Series will be adversely affected by prior repurchases to the benefit of Members who had their Shares repurchased at a net asset value per Share higher than the adjusted amount. Conversely, any increases in the net asset value per Share resulting from such subsequently adjusted valuations will be entirely for the benefit of the holders of the outstanding Shares of that Series and to the detriment of Members who previously had their Shares repurchased at a net asset value per Share lower than the adjusted amount. New Members may be affected in a similar way, because the same principles apply to the purchase of Shares.

         The procedures approved by the Board of Directors provide that, where deemed appropriate by the Adviser and consistent with the 1940 Act, investments in Investment Funds may be valued at cost. Cost would be used only when cost is determined to best approximate the fair value of the particular security under consideration. For example, cost may not be appropriate when the Series is aware of sales of similar securities to third parties at materially different prices or in other circumstances where cost may not approximate fair value (which could include situations where there are no sales to third parties). In such a situation, the Series' investment will be revalued in a manner that the Adviser, in accordance with procedures approved by the Board of Directors, determines in good faith best reflects approximate fair value. The Board of Directors will be responsible for ensuring that the valuation policies utilized by the Adviser are fair to the Series and consistent with applicable regulatory guidelines.

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


         If Subadvisers are engaged to manage a portion of a Series' assets, or if the Series holds any securities other than interests in Investment Funds, the Series will generally value the portfolio securities of the Investment Funds managed by the Subadvisers or held by the Series as follows:

          o U.S. exchange listed and NASDAQ traded equity securities (other than options) will be valued at their closing sale prices as reported on the exchange on which those securities are primarily traded. If no sales of those securities are reported on a particular day, the securities will be valued based upon their bid prices for securities held long, or their ask prices for securities held short, as reported by those exchanges. Securities traded on a non-U.S. securities exchange will be valued at their closing sale prices on the exchange on which the securities are primarily traded, or in the absence of a reported sale on a particular day, at their bid prices (in the case of securities held long) or ask prices (in the case of securities held short) as reported by that exchange. Listed options will be valued at their bid prices (or ask prices in the case of listed options held short) as reported by the exchange with the highest volume on the last day a trade was reported. Other securities for which market quotations are readily available will be valued at their bid prices (or ask prices in the case of securities held short) as obtained from one or more dealers making markets for those securities. If market quotations are not readily available, securities and other assets will be valued at fair value as determined in good faith by, or under the supervision of, the Board of Directors.

          o Debt securities (other than convertible debt securities) will be valued in accordance with the procedures described above, which with respect to these securities may include the use of valuations furnished by a pricing service that employs a matrix to determine valuations for normal institutional size trading units. The Board of Directors will regularly monitor the methodology and procedures used in connection with valuations provided by the pricing service. Debt securities with remaining maturities of 60 days or less will, absent unusual circumstances, be valued at amortized cost, so long as this method of valuation is determined by the Board of Directors to represent fair value.

          o If, in the view of the Adviser, the bid price of a listed option or debt security (or ask price, in the case of any such security held short) does not fairly reflect the market value of the security, the Adviser may request a valuation committee, comprised, among others, of at least one Director, to instead adopt procedures to be used by the Adviser, if so delegated by the Board of Directors and in accordance with procedures adopted by the Board of Directors, to value the security at fair value, subject to the oversight of the valuation committee.

          o         All assets and liabilities initially expressed in non-U.S.
                    currencies will be converted into U.S. dollars using non-U.S. exchange rates provided by a pricing service compiled as of 12:00 noon, New York time. Trading in non-U.S. securities generally is completed, and the values of non-U.S. securities are determined, prior to the close of securities markets in the United States. Non-U.S. exchange rates are also determined prior to such close. On occasion, the values of non-U.S. securities and exchange rates may be affected by significant events occurring between the time as of which determination of values or exchange rates are made and the time as of which the net asset value of a Series is determined. When an event materially affects the values of securities held by a Series or its liabilities, the securities and liabilities will be valued at fair value as determined in good faith by, or under the supervision of, the Board of Directors.

         Expenses of a Series, including the Management Fee and the costs of any borrowings, are accrued on a monthly basis on the day net asset value is calculated and taken into account for the purpose of determining net asset value.

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         Prospective investors should be aware that situations involving uncertainties as to the valuation of portfolio positions could have an adverse effect on a Series' net assets if the Board of Directors' or the Adviser's judgments regarding appropriate valuations should prove incorrect. Also, Investment Managers to the Investment Funds generally will provide determinations of the net asset value of Investment Funds only on a weekly or monthly basis, in which event it will not be possible to determine the net asset value of a Series more frequently. Because the values assigned to one or more Investment Funds may be subject to later adjustment based on information not reasonably available at the time of a Series' fair valuation, the Company's issuance or repurchase of Shares of that Series at net asset value based on the fair value of its assets may have the effect of diluting or increasing the economic interest of existing Members, as well as those Members who purchased and/or had their Shares repurchased.

         The Board of Directors may cause appropriate reserves for a Series to be created, accrued and charged against net assets (and, therefore, a Series' net asset value). Reserves will be in such amounts (subject to increase or reduction) that the Board of Directors may deem necessary or appropriate.

                              CONFLICTS OF INTEREST

         As a diversified global financial services firm, Citigroup (including, for purposes of this discussion, its subsidiaries and other affiliates) engages in a broad spectrum of activities, including financial advisory services, asset management activities, sponsoring and managing private investment funds, engaging in broker-dealer transactions, and other activities. In the ordinary course of business, Citigroup engages in activities in which Citigroup's interests or the interests of its clients may conflict with the interests of the Company or a Series or the Members. The discussion below sets out such conflicts of interest that may arise; conflicts of interest not described below may also exist. The Adviser can give no assurance that any conflicts of interest will be resolved in favor of the Company or a Series or the Members. In acquiring Shares, a Member will be deemed to have acknowledged the existence of potential conflicts of interest relating to Citigroup and to the Company's or Series' operating in the face of those conflicts.

         Transactions by Citigroup--Citigroup may pursue acquisitions of assets and businesses and identification of an investment opportunity in connection with its existing businesses or a new line of business without first offering the opportunity to the Company or a Series. Such an opportunity could include a business that competes with the Company or a Series or an Investment Fund in which a Series has invested or proposes to invest.

         Compensation for Services--Citigroup may seek to perform investment banking and other financial services for, and will receive compensation from, Investment Funds, the sponsors of Investment Funds, companies in which Investment Funds invest, or other parties in connection with transactions related to those investments or otherwise. This compensation could include financial advisory fees, as well as underwriting or placement fees, financing or commitment fees and brokerage fees. Investment banking and other financial services compensation will not be shared with any Series or its Members and may be received before a Series realizes a return on its investment. Citigroup may have an incentive to cause investments to be made, managed or realized in seeking to advance the interests of a client other than the Company or a Series or its Members or to earning compensation. Citigroup may also act as prime broker or otherwise effect brokerage transactions for Investment Funds. The Adviser has, however, established procedures, including information barriers, designed to insulate its activities on behalf of the Company from those of Citigroup.

         Citigroup's Asset Management Activities--Citigroup conducts a variety of asset management activities, including sponsoring unregistered investment funds as well as other investment funds registered under the 1940 Act, and in that capacity is subject to the 1940 Act and its regulations. Those

                                     - 77 -

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activities also include managing assets of employee benefit plans that are subject to ERISA and related regulations. Citigroup's investment management activities may present conflicts if a Series and these other investment or pension funds either compete for the same investment opportunity or pursue investment strategies counter to each other.

         Voting Rights in Private Funds--From time to time, sponsors of Investment Funds may seek the approval or consent of the investors in the Funds in connection with certain matters. In such a case, the Adviser will have the right to vote in its discretion the interest in the Investment Fund held by a Series, on behalf of such Series. The Adviser will consider only those matters it considers appropriate in taking action with respect to the approval or consent. Business relationships may exist between the Adviser and its affiliates, on the one hand, and the Investment Managers and affiliates of the Investment Funds, on the other hand, other than as a result of a Series' investment in the Investment Funds. As a result of these existing business relationships, the Adviser may face a conflict of interest acting on behalf of the Company, a Series and its Members.

         A Series may, for regulatory reasons such as to achieve compliance with U.S. bank holding company laws or avoid potential affiliation issues, limit the amount of voting securities it holds in any particular Investment Fund, and may as a result hold all or a substantial portion of its interests in non-voting form. This may entail the Series subscribing for a class of securities that is not entitled to vote or contractually waiving voting rights.

         Client Relationships--Citigroup has existing and potential relationships with a significant number of sponsors and managers of Investment Funds, corporations and institutions. In providing services to its clients and the Company, Citigroup may face conflicts of interest with respect to activities recommended to or performed for the clients, and the Company, a Series, the Members and/or the Investment Funds. In addition, these client relationships may present conflicts of interest in determining whether to offer certain investment opportunities to the Company.

         Diverse Membership; Relationships with Members--The Members are expected to include entities organized under U.S. law and in various jurisdictions that may have conflicting investment, tax and other interests with respect to their investments in a Series. The conflicting interests of individual Members may relate to or arise from, among other things, the nature of investments made by a Series, the structuring of the acquisition of investments of the Series, and the timing of disposition of investments. This structuring of a Series' investments and other factors may result in different returns being realized by different Members. Conflicts of interest may arise in connection with decisions made by the Adviser, including decisions with respect to the nature or structuring of investments that may be more beneficial for one Member than for another, especially with respect to Members' individual tax situations. In selecting Investment Funds for a Series, the Adviser will consider the investment and tax objectives of the Series as a whole, not the investment, tax or other objectives of any Member individually.

         Relationship with Adviser and Placement Agents--The Adviser is an indirect wholly owned subsidiary of Citigroup, and the Placement Agents may also be affiliates of Citigroup and the Adviser. The Board of Directors believes that the Management Fee paid to the Adviser and the placement fees charged by the Placement Agents are competitive with rates generally charged by unaffiliated entities. There are also certain ongoing payments to Placement Agents made by the Adviser or its affiliates from its or their own resources. Thus, the Placement Agents and their registered representatives may have a conflict, when advising investors and prospective investors, between their interest in advising such persons for the benefit of such investors and their interest in receiving or continuing to receive such compensation.

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         Related Funds--The personnel of the Adviser provide advisory services to various other funds. Conflicts of interest may arise for the Adviser in connection with certain transactions involving investments by a Series in Investment Funds and investments by other funds advised by the Adviser, or sponsored or managed by the Adviser or Citigroup, in the same Investment Funds. Conflicts of interest may also arise in connection with investments in a Series by other funds advised or managed by the Adviser or Citigroup. Such conflicts could arise, for example, with respect to the timing, structuring and terms of such investments and the disposition of them. The Adviser or an affiliate may determine that an investment in an Investment Fund is appropriate for a particular client or for itself or its officers, directors, members or employees, but that the investment is not appropriate for a Series. Situations also may arise in which the Adviser or an affiliate, or their clients, has made investments that would have been suitable for investment by a Series but, for various reasons, were not pursued by, or available to, that Series. The investment activities of the Adviser, its affiliates and any of their respective officers, directors, members or employees may disadvantage a Series in certain situations, if, among other reasons, the investment activities limit that Series' ability to invest in a particular Investment Fund.

         Other Advisory Clients--The Adviser or its affiliates provide investment management services to other clients, and may do so regardless of whether the investment policies of those clients are similar to or differ from, those of the Company or either Series. In addition, the Adviser or its affiliates may give advice and take action in the performance of their duties to clients that may differ from advice given, or the timing and nature of action taken, with respect to a Series. Neither the Adviser nor its affiliates will have any obligation to purchase or sell, or recommend for purchase or sale, for the account of a Series any investment or other property that the Adviser or its affiliates may purchase or sell, or recommend for purchase or sale, for its own account or the account of any other client, including the account of Citigroup or its affiliates. By reason of investment banking, investment, lending and other activities, Citigroup or its affiliates may from time to time acquire privileged and/or confidential information about corporations or other entities and their securities and such entities will not be free to divulge such information to the Adviser, the Company or to either Series or to otherwise act upon it.

         Management of the Company--Personnel of the Adviser and its affiliates will devote such time as the Adviser and its affiliates, in their discretion, deem necessary to carry out the operations of the Company and each Series effectively. Officers and employees of the Adviser and its affiliates will also work on other projects for Citigroup and its other affiliates (including other clients served by the Adviser and its affiliates), and conflicts of interest may arise in allocating management time, services or functions among the affiliates.

         Indemnities--Pursuant to the various agreements with the Company, the Adviser, the Placement Agents and certain of the affiliates of each of these are entitled to indemnities from each Series for certain liabilities, costs and expenses they incur in respect of such Series.

         Determination of Fair Value--In determining the fair value of its assets not traded on regulated exchanges, subject to procedures adopted by the Board of Directors, a Series will typically rely on values provided by the Adviser and the Investment Managers. The Adviser and the Investment Managers generally will face a conflict of interest in valuing such securities because these values will affect their compensation.

                        DISCLOSURE OF PORTFOLIO HOLDINGS

         A Series' portfolio holdings are made public, as required by law, in the Series' annual and semi-annual reports. These reports are filed with the SEC and mailed to Members approximately 60 days after the last day of the relevant period. (In addition, these reports are available upon request.) Also as required by law, a Series' portfolio holdings are reported to the SEC approximately 60 days after the last

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day of the Series' relevant first or third fiscal quarterly period. Selected holdings, as well as certain statistical information relating to portfolio holdings, such as strategy breakdowns or strategy performance, is made available to Members in their monthly letter from the Company, which is generally sent 20 days following the end of the relevant month. As should be clear, because the Series consider current portfolio holding information proprietary, such information is typically withheld for some time before being made public.

         When authorized by appropriate executive officers of the Company, portfolio holdings information may be given more frequently than as just described to third-party service providers and certain affiliated persons of the Series. As of the date of this registration statement, these persons are limited to the Custodian (full portfolio daily, no lag), in addition to the Adviser and its personnel, internal and external accounting personnel (full portfolio daily, no lag), and the Company's independent registered public accounting firm. Finally, on occasion the Series may disclose one or more individual holdings to pricing or valuation services for assistance in considering the valuation of the relevant holdings. In such cases, the information provided is subject to limitations on use intended to prohibit the recipient from trading on or inappropriately further disseminating it. As part of the internal policies and procedures, conflicts between the interests of the investors and those parties receiving portfolio information will be considered. In addition to the Company's policies and procedures in this area, a number of fund service providers maintain their own written procedures limiting use and further transmission of portfolio holdings information disclosed to them. Neither the Company nor the Adviser (nor its affiliates) receives any compensation in connection with the disclosure of information to these parties, and all such arrangements are pursuant to policies approved by the Board of Directors, which has determined that they are appropriate and in the best interest of Members. These Company policies and procedures will be reviewed by the Directors on an annual basis, for adequacy and effectiveness, in connection with the Company's compliance program under Rule 38a-1 under the 1940 Act; and related issues will be brought to the attention of the Directors on an as appropriate basis.

         Additionally, the Adviser or its personnel from time to time may comment to the press, Members, prospective investors or investor fiduciaries or agents (orally or in writing) on one or more of the Series' portfolio securities or may state that the Series recently acquired or disposed of interests in an Investment Fund or other security. This commentary also may include such statistical information as industry, country or strategy exposure, credit quality information, specialized financial characteristics (alpha, beta, maturity, sharpe ratio, standard deviation, default rate, etc.), price comparisons to various measures, portfolio turnover and the like. No comments may be made, however, if likely to permit, in the sole judgment of the Adviser, inappropriate trading of Shares or of portfolio securities of the Series.

                            SUBSCRIPTIONS FOR SHARES

Subscription Terms

         The Company accepts initial and additional subscriptions for Shares as of the first business day of each calendar month, except that the Company may offer Shares more frequently as determined by the Administrator. Any amounts received in advance of the initial or subsequent closings will be placed in an escrow account with the Escrow Agent prior to their investment in the Company. The investor must also submit a completed subscription agreement and any other required documentation before the applicable subscription date, which must be received by the Company at least seven calendar days prior to the proposed subscription date (or, if any such date is not a business day, the immediately preceding business day). The Company reserves the right to reject any subscription for Shares, and the Administrator may, in its sole discretion, suspend subscriptions for Shares at any time and from time to time. To assist the Company in meeting its "know your customer" obligations, subscriptions generally will be accepted only from investors having brokerage accounts with an approved Placement Agent (the "brokerage accounts"), and are subject to the receipt of cleared funds from such account, prior to the applicable subscription date and in the full amount of the subscription. Cleared funds must be available in such account no later than five calendar days prior to the particular subscription date. Although the Administrator may accept, in its sole discretion, a subscription prior to receipt of cleared funds, an investor may not become a Member until cleared funds have been received. The Administrator has been delegated by the Board of Directors the authority to make certain determinations with respect to subscriptions for Shares. See "Administrator."

         Shares are offered at their Series net asset value per Share, and each Share subscribed for represents a capital investment in the particular Series in that amount. The minimum initial investment in a Series from each investor is $25,000 (gross of any placement fees described below), and the minimum additional investment in a Series is $10,000, at all times in increments of $5,000. The minimum initial and additional investments may be reduced by the Administrator with respect to individual investors or classes of investors (for example, with respect to certain key employees, officers or directors of the Company, the Adviser or their affiliates). The Board of Directors may, in its discretion, cause the Company to repurchase a Member's entire interest in a Series (i.e., all Shares of that Series held by the Member) if the Member's investment balance in the Series, as a result of repurchase or transfer requests by the Member, is less than $25,000 (or any lower amount equal to the Member's initial subscription amount net of placement fees).

         Initial and any additional purchases of Shares will be payable in one installment and will be debited directly by any approved Placement Agent, on behalf of the Company, from each investor's brokerage account (unless other arrangements are permitted by the Administrator). Although the Company may accept contributions of securities in the sole discretion of the Administrator, the Company has no intention at present of doing so. If the Company or a Series chooses to accept a contribution of securities, the securities would be valued in the same manner as the Company or a Series values its other assets.

         Each new Member must agree to be bound by all of the terms of the LLC Agreement. Each potential investor must also represent and warrant in a subscription agreement, among other things, that the investor is an "Eligible Investor" as described below and is purchasing Shares for his, her or its own account, and not with a view to the distribution, assignment, transfer or other disposition of the Shares.

         Following the receipt of the initial subscriptions for Shares under this Offering Memorandum, the Board of Directors may determine to liquidate the Company or either Series. The Company or such Series would then liquidate as soon as practicable, and return to Members the amount of their subscriptions plus accrued interest, if any.

Eligible Investors

         Each prospective investor in the Company will be required to certify to the Company that the Shares subscribed for are being acquired for the account of an "accredited investor" as defined in Regulation D under the 1933 Act. Investors who are "accredited investors" as defined in Regulation D (generally, individuals having a net worth of at least $1 million or entities having total assets of at least $5 million or entities all of whose beneficial owners are themselves accredited investors) are referred to in this Offering Memorandum as "Eligible Investors." In addition, to assist the Company in meeting its "know your customer" obligations, an Eligible Investor generally must have a brokerage account with an approved Placement Agent. Existing Members subscribing for additional Shares must be Eligible Investors at the time of each additional subscription. Qualifications that must be met in becoming a Member are summarized in the subscription agreement that must be completed by each prospective investor and are described in detail in Appendix A to the Offering Memorandum.

Placement Fees

         Placement Agents may be retained by the Company or a Series to assist in the placement of Shares. A Placement Agent will generally be entitled to receive a fee from each investor in the Company whose Shares the Agent places. The specific amount of the placement fee paid with respect to a Member is generally dependent on the size of the investment in a Series resulting in what are often referred to as sales "breakpoints," but will not exceed 3% of the subscription amount. (Subject to that limit, however, the applicable schedule of placement fees may vary among Placement Agents.)

         The placement fee will be deducted from a prospective investor's subscription, and it will not be applied to the purchase of Shares by the investor and will not be part of the assets of the particular Series. The placement fee may be adjusted or waived at the sole discretion of the Placement Agent in consultation with the Administrator, and is expected to be waived for
(1) Citigroup and its affiliates, including the Adviser, the directors, partners, principals, officers and employees of each of these, and employees of the Placement Agents and certain of their affiliates; (2) investment vehicles whose investment objectives and restrictions require that they invest exclusively or primarily in one or more of the Series; and (3) investors investing through certain programs relating to mutual fund "wrap," asset allocation or other managed asset programs sponsored by affiliates of the Adviser or with whom such affiliates have agreements related to investment in the Company. The Placement Agent may, in its sole discretion, aggregate investments made through certain related accounts (including family trusts or other similar investment vehicles) in determining the applicable rate for the calculation of placement fees. It is the responsibility of any investor seeking to benefit the Placement Agent from a particular placement fee level to identify any such related account to the personnel handling the investor's subscription. The Adviser or its affiliates also may pay from their own resources additional compensation to the Placement Agents in connection with placement of Shares or servicing of investors. As to each investor referred by a Placement Agent to date, such additional compensation approximates .70% to .85% of the value of the Shares held by the investor per annum (but in the aggregate across all investors will not exceed 1% of the Company's net assets per annum). In some instances, these arrangements may result in receipt by the Placement Agents and their personnel (who themselves may receive all or a substantial part of the relevant payments) of compensation in excess of that which otherwise would have been paid in connection with their placement of units of a different investment fund. A prospective investor with questions regarding these arrangements may obtain additional detail by contacting his or her Placement Agent directly. Prospective investors also should be aware that these payments could create incentives on the part of the Placement Agents to more positively consider the Company relative to investment funds not making payments of this nature or making smaller such payments.

                REDEMPTIONS, REPURCHASES AND TRANSFERS OF SHARES

No Right of Redemption

         No Member or other person holding Shares acquired from a Member will have the right to require the Company to redeem the Shares. No public market for Shares exists, and none is expected to develop in the future. Consequently, Members may not be able to liquidate their investment other than as a result of repurchases of Shares by the Company, as described below.

Repurchases of Shares

         The Company may from time to time repurchase Shares from Members in accordance with written tenders by Members at those times, in those amounts, and on terms and conditions as the Board of Directors may determine in its sole discretion. Each such repurchase offer may be limited to Shares of one or more Series and will generally apply to 5-15% of the net assets of the particular Series. In determining whether the Company should offer to repurchase Shares from Members, the Board of Directors will consider the recommendation of the Adviser. The initial such repurchase of Shares was completed as of June 30, 2003, and the Adviser expects that it will recommend to the Board of Directors that the Company offer to repurchase Shares from Members quarterly on the last business day of March, June, September and December. In determining whether to accept such a recommendation, the Board of Directors will consider the following factors, among others:

          o whether any Members have requested to tender Shares of a Series to the Company;

          o the liquidity of the Series' assets (including fees and costs associated with withdrawing from Investment Funds and/or disposing of assets managed by Subadvisers);

          o the investment plans and working capital and reserve requirements of the Series;

          o the relative economies of scale of the tenders with respect to the size of the Series;

          o         the history of the Company in repurchasing Shares;

          o the availability of information as to the value of the Series' interests in underlying Investment Funds;

          o the existing conditions of the securities markets and the economy generally, as well as political, national or international developments or current affairs;

          o any anticipated tax consequences to the Series of any proposed repurchases of Shares; and

          o         the recommendations of the Adviser.

         The LLC Agreement provides that a Series will be dissolved if any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender all Shares in the Series held by the Member for repurchase by the Company has not been given the opportunity to so tender within a period of two years after the request (whether in a single repurchase offer or multiple consecutive offers within the two-year period). A Member who intends to cause a Series to be dissolved must so indicate in a separate written request submitted within the applicable two-year period.

         The Company will repurchase Shares from Members pursuant to written tenders on terms and conditions that the Board of Directors determines to be fair to the Company and to all Members or persons holding Shares acquired from Members, or to one or more classes of Members, as applicable. The value of a Member's Shares that are being repurchased will be the value of the Shares as of the date of their repurchase (i.e., as of the relevant Valuation Date described below). (For repurchases completed before the Tax Conversion Date, that value will be equal to the value of the Member's capital account, or the portion of it being repurchased, as of the date of the repurchase, after giving effect to all allocations that are made as of that date.) When the Board of Directors determines that the Company will repurchase Shares, notice will be provided to Members describing the terms of the offer, containing information Members should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Members deciding whether to tender Shares during the period that a repurchase offer is open may obtain the net asset value of their Shares by contacting PFPC Inc. during the period at the contact number provided in the Member's repurchase materials.

         The Administrator has been authorized by the Board of Directors to make certain determinations regarding repurchases of the Shares. See "Administrator."

         Repurchases of Shares from Members by the Company may be paid, in the discretion of the Administrator, in cash, or by the distribution of securities in kind, or partly in cash and partly in kind. The Company, however, expects not to distribute securities in kind except in the unlikely event that making a cash payment would result in a material adverse effect on the Company, a Series or on Members not tendering Shares for repurchase. Repurchases will be effective after receipt and acceptance by the Company of all eligible written tenders of Shares from Members. Any in-kind distribution of securities will be valued in accordance with the LLC Agreement and will be distributed to all tendering Members on a proportional basis. The Company does not impose any charges in connection with repurchases of Shares.

         In light of liquidity constraints associated with each Series' investments in Investment Funds and that a Series may have to effect withdrawals from those Funds to pay for Shares being repurchased, the Company expects to employ the following repurchase procedures:

          o A Member choosing to tender Shares for repurchase must do so by the Notice Date, which generally will be the 25th calendar day of the second month prior to that containing the date as of which Shares are to be repurchased. Shares or portions of them will be valued as of the Valuation Date, which is generally expected to be the last business day of March, June, September or December. This means, for example, that the Notice Date for a repurchase offer having a December 31 Valuation Date would be October 25. Tenders are not revocable following the Notice Date.

          o Promptly after accepting any tender, the Company will give to each Member a promissory note (the "Promissory Note") entitling the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Member's Shares accepted for repurchase.

          o The Promissory Note will be non-interest bearing and non-transferable. Payment in respect of the Promissory Note will be made as of the later of (1) a period of within 30 days after the Valuation Date, or (2) if a Series has requested withdrawals of its capital from any Investment Funds in order to fund the repurchase of Shares of the particular Series, within ten business days after the Series has received at least 90% of the aggregate amount withdrawn from the Investment Funds. Although the amounts required to be paid by the Company under the Promissory Note will generally be paid in cash, the Company may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities.

         If modification of the Company's repurchase procedures as described above is deemed necessary to comply with regulatory requirements, the Board of Directors will adopt revised procedures reasonably designed to provide Members substantially the same liquidity for Shares as would be available under the procedures described above.

         Payment for repurchased Shares may require a Series to liquidate portfolio holdings earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Series' investment-related expenses as a result of higher portfolio turnover rates. Liquidation of portfolio holdings to fund repurchases of Shares also may result in the Series incurring redemption, withdrawal or similar fees charged by one or more Investment Funds. The Adviser intends to take measures, subject to such policies as may be established by the Board of Directors, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of Shares.

         A Member tendering for repurchase only a portion of its Shares in a Series will be required to maintain an investment balance of at least $25,000 (or any lower amount equal to the Member's initial subscription amount net of placement fees) with respect to the Series after giving effect to the repurchase.

If a Member tenders an amount that would cause its investment balance to fall below the required minimum, the Administrator reserves the right to reduce the amount to be repurchased from the Member so that the required minimum balance is maintained or to repurchase the Member's entire interest in the Series.

         The Company may repurchase Shares, or portion of them, of a Member or any person acquiring Shares from or through a Member, without consent or other action by the Member or other person, if the Administrator in its sole discretion determines that:

          o the Shares have been transferred in violation of the LLC Agreement or have vested in any person other than by operation of law as the result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Member;

          o ownership of the Shares by a Member or other person is likely to cause the Company or a Series to be in violation of, or subject the Company or a Series to additional registration or regulation under the securities, commodities or other laws of the United States or any other relevant jurisdiction;

          o continued ownership of the Shares by a Member may be harmful or injurious to the business or reputation of the Company, a Series, the Board of Directors, the Adviser or any of their affiliates, or may subject the Company, a Series or any Member to an undue risk of adverse tax or other fiscal or regulatory consequences;

          o any of the representations and warranties made by a Member or other person in connection with the acquisition of Shares was not true when made or has ceased to be true;

          o with respect to a Member subject to Special Laws or Regulations, the Member is likely to be subject to additional regulatory or compliance requirements under these Special Laws or Regulations by virtue of continuing to hold Shares; or

          o it would be in the best interests of the Company or the particular Series for the Company to repurchase the Shares or a portion of them.

         In the event that the Adviser or any of its affiliates holds Shares in the capacity of a Member, the Shares may be tendered for repurchase in connection with any repurchase offer made by the Company.

Transfers of Shares

         Except as otherwise described below, no person may become a substituted Member without the written consent of the Administrator, which consent may be withheld for any reason in its sole discretion. Shares held by a Member may be transferred only:

          o by operation of law as a result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of the Member; or

          o under certain limited circumstances, with the written consent of the Administrator, which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances.

         The Administrator has been authorized to make certain determinations regarding transfers of Shares. See "Administrator."

         During any period prior to the Tax Conversion Date, unless the Administrator consults with counsel and counsel confirms that the transfer will not cause the particular Series to be treated as a "publicly traded partnership" taxable as a corporation, the Administrator generally will not consent to a transfer unless the following conditions are met:

          o the transferring Member has been a Member for at least six months;

          o the proposed transfer is to be made on the effective date of an offer by the Company to repurchase Shares; and

          o the transfer is (1) one in which the tax basis of the Shares in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferring Member, for example, certain transfers to affiliates, gifts and contributions to family entities, (2) to members of the transferring Member's immediate family (siblings, spouse, parents or children), or (3) a distribution from a qualified retirement plan or an individual retirement account.

         Notice to the Company of any proposed transfer of Shares must include evidence satisfactory to the Administrator that the proposed transferee meets any requirements imposed by the Company with respect to investor eligibility and suitability, including the requirement that any investor (or investor's beneficial owners in certain circumstances) has a net worth immediately prior to the time of subscription of at least $1.0 million or meets certain annual income requirements. Notice of a proposed transfer of Shares must also be accompanied by a properly completed subscription agreement in respect of the proposed transferee. The Administrator generally will not consent to a transfer of Shares by a Member unless the transfer is to a single transferee or, after the transfer of the Shares, the Share balance of each of the transferee and transferor is not less than $25,000 with respect to the particular Series. A Member transferring Shares may be charged reasonable expenses, including attorneys' and accountants' fees, incurred by the Company in connection with the transfer. In connection with any request to transfer Shares, the Administrator may require the Member requesting the transfer to obtain, at the Member's expense, an opinion of counsel selected by the Administrator as to such matters as the Administrator may reasonably request.

         Any transferee acquiring Shares by operation of law as the result of the death, bankruptcy, insolvency, adjudicated incompetence or dissolution of a Member or otherwise will be entitled to the allocations and distributions allocable to the Shares so acquired, to transfer the Shares in accordance with the terms of the LLC Agreement and to tender the Shares for repurchase by the Company, but will not be entitled to the other rights of a Member unless and until the transferee becomes a substituted Member as specified in the LLC Agreement. If a Member transfers Shares with the approval of the Administrator, the Company will promptly take all necessary actions so that each transferee or successor to whom the Shares are transferred is admitted to the Company as a Member.

         In subscribing for Shares, a Member agrees to indemnify and hold harmless the Company or the particular Series, the Board of Directors, the Adviser, each other Member and any of their affiliates against all losses, claims, damages, liabilities, costs and expenses (including legal or other expenses incurred in investigating or defending against any losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement), joint or several, to which those persons may become subject by reason of or arising from any transfer made by that Member in violation of these provisions or any misrepresentation made by that Member or a substituted Member in connection with any such transfer.

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                              TAX ASPECTS GENERALLY

         The following is a summary of certain aspects of the income taxation of the Company and a Series and its Members that should be considered by a prospective Member. The Company has not sought a ruling from the Internal Revenue Service (the "IRS") or any other U.S. federal, state or local agency with respect to any tax matters affecting the Company and the Series, nor, except as noted below, has it obtained an opinion of counsel with respect to any of those matters. References in this summary to the tax consequences of a Series' investments, activities, income, gain and loss include the direct investments, activities, income, gain and loss of the Series and those indirectly attributable to the Series as a result of investing in the Investment Funds.

         The summary of the U.S. federal income tax treatment of the Company and each Series set out below is based upon the Code, judicial decisions, Treasury Regulations (proposed and final) (the "Regulations") and administrative rulings in existence as of the date of this offering memorandum, all of which are subject to change, possibly with retroactive effect. The summary does not discuss the effect, if any, of various proposals to amend the Code that could change certain of the tax consequences of an investment in the Company; nor does the summary discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under the U.S. federal income tax laws, such as foreign persons, insurance companies, financial institutions, traders, and dealers. Each prospective Member should consult with his, her or its own tax advisor in order to fully understand the U.S. federal, state, local and non-U.S. income tax consequences of an investment in each of the Series.

         This summary is divided into three sections, "Tax Aspects Applicable Prior to the Tax Conversion Date", "Tax Aspects Relating to the Tax Conversion" and "Tax Aspects Applicable as of and After the Tax Conversion Date." If Shares are held both prior to and after the Tax Conversion Date, the Shares will be subject to both the tax treatment in the first section (i.e., applying for the period prior to the Tax Conversion Date in which the particular Series operated as a partnership for federal income tax purposes) and the tax treatment in the third section (i.e. applying for the period relating to the period beginning on the Tax Conversion Date relating to such Series' operation as a corporation qualifying for treatment under Subchapter M of the Code).

         Entities generally exempt from U.S. federal income tax, including employee benefit plans, individual retirement accounts ("IRAs") and Keogh plans, should, in addition to reviewing the discussions below, focus on those sections of this offering memorandum regarding liquidity and other financial matters to determine whether the investment objectives of each Series are consistent with their overall investment plans. Each prospective tax-exempt Member is urged to consult its own counsel regarding the acquisition of Shares.

             TAX ASPECTS APPLICABLE PRIOR TO THE TAX CONVERSION DATE

         This section is relevant only to persons holding Shares prior to the Tax Conversion Date. As of the Tax Conversion Date, the investment represented by those Shares will be subject to the tax treatment set out below under "Tax Aspects Applicable as of and After the Tax Conversion Date." If Shares are held both prior to and after the Tax Conversion Date, the Shares will be subject to both the tax treatment in this section (i.e., that applying for the period in which the particular Series operated as a partnership for federal income tax purposes) and in the following sections relating to such Series' operation as a corporation qualifying for treatment under Subchapter M of the Code.

Classification of the Company and Series

         The Company has received an opinion of Shearman & Sterling LLP, counsel to the Company, substantially to the effect that, based on the Code and the Regulations as in effect on the date of the opinion, as well as under relevant authority interpreting the Code and the Regulations, and certain representations of the Company, each Series will be treated as a partnership for U.S. federal income tax purposes and not as an association taxable as a corporation. Shearman & Sterling LLP also provided the Company with an opinion substantially to the effect that, based upon, among other things, the restrictions on transferability of the Shares of each Series and the limitations on any right to have the Shares repurchased by the Company at the request of the Member, the anticipated operations of the Company and certain representations of the Company, the Shares of each Series will not be readily tradable on a secondary market (or the substantial equivalent of such a market) and, therefore, that the Company and each Series will not be treated as a "publicly traded partnership" taxable as a corporation.

         These opinions of counsel are not binding on the IRS or the courts. If it were determined that a Series should be treated as an association or a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes (as a result of, for example, a successful challenge to the opinions by the IRS, changes in the Code or the Regulations or judicial interpretations of the Code or the Regulations, a material adverse change in facts, or otherwise), the taxable income of such Series would be subject to corporate income tax when recognized by such Series; distributions of that income, other than in certain redemptions of Shares, would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Series; and Members would not be entitled to report profits or losses realized by the Series. One consequence would be a significant reduction in the after-tax return to the Members. The balance of the discussion below is based on the assumption that each Series will be treated as a partnership for U.S. federal income tax purposes. Unless otherwise indicated, references in the discussion to the tax consequences of a Series' investments, activities, income, gain and loss include the direct investments, activities, income, gain and loss of the Series, and those indirectly attributable to the Series as a result of it being an investor in an Investment Fund.

         As an entity taxed as a partnership, a Series will not itself be subject to U.S. federal income tax. Each Series will file an annual partnership information return with the IRS that reports the results of its operations. Each Member will be required to report separately on the Member's income tax return, the Member's distributive share of the particular Series' net long-term capital gain or loss, net short-term capital gain or loss and all other items of ordinary income or loss. Each Member will be taxed on the Member's distributive share of the particular Series' taxable income and gain regardless of whether the Member has received or will receive a distribution from such Series. A Member may have taxable income for a taxable year for which it has incurred an economic loss with respect to the interest in a Series.

         Partnerships such as the Series with 100 or more members may elect to have a special set of rules and procedures apply that are intended to simplify the calculation and reporting of certain partnership items, and the handling of partnership audits. Among the items that would be affected by the election are the calculation of long-term capital gains and the tax treatment of expenses, if any, that are treated as itemized deductions by the members. Once the election is made, it cannot be revoked without the consent of the IRS. No assurance can be given that, if the election is made, the anticipated benefits will be realized. In addition, the election could in some cases have an adverse effect on all or some of the Members.

         Allocation of Profits and Losses. Under the LLC Agreement, each Series' net capital appreciation or net capital depreciation for each accounting period is allocated among the Members and to their capital accounts without regard to the amount of income or loss recognized by such Series for U.S.

federal income tax purposes. The LLC Agreement provides that items of income, deduction, gain, loss or credit recognized by the Company for each fiscal year generally are to be allocated for U.S. federal income tax purposes among the Members pursuant to the Regulations, based upon amounts of such Series' net capital appreciation or net capital depreciation allocated to each Member's capital account for the current and prior fiscal years.

         Under the LLC Agreement, the Board of Directors has the discretion to allocate specially an amount of a Series' capital gain (including short-term capital gain) or capital loss or ordinary income or ordinary loss for U.S. federal income tax purposes to a withdrawing Member to the extent that the Member's capital account exceeds his, her or its U.S. federal income tax basis in his, her or its Shares, or such Member's U.S. federal income tax basis exceeds his, her or its capital account. No assurance can be given that, if the Board of Directors makes such a special allocation, the IRS will accept the allocation. If the allocation is successfully challenged by the IRS, the Series' gains allocable to the remaining Members would be increased.

         Tax Elections; Returns; Tax Audits. The Code provides for optional adjustments to the basis of a Series' property upon distributions of such property to a Member and transfers of Shares (including by reason of death) if a partnership election has been made under Section 754 of the Code. Under the LLC Agreement, at the request of a Member, the Board of Directors may cause a Series to make such an election. Any such election, once made, cannot be revoked without the consent of the IRS. The effect of any such election may depend upon whether any Investment Fund also makes such an election. As a result of the complexity and added expense of the tax accounting required to implement an election, the Board of Directors currently does not intend to make an election. Notwithstanding the foregoing, pursuant to recently enacted legislation, a Series generally would be required to make adjustments to the tax basis of its assets in the case of (i) a distribution of an asset to a Member where the tax basis of the asset would have been reduced by more than $250,000 if a Series had made a section 754 election and (ii) a transfer of Shares where the adjusted tax basis of the Series' assets exceeds their fair market value by more than $250,000. Although, the Series would not be required to make adjustments to tax basis of its assets in the case of transfer of Shares if it qualifies as an "electing investment partnership," it is unlikely that a Series would so qualify.

         The Board of Directors decides how to report the partnership items on a Series' tax returns, and all Members are required under the Code to treat the items consistently on their own returns, unless they file a statement with the IRS disclosing the inconsistency. In light of the uncertainty and complexity of certain applicable U.S. tax laws, the IRS may not agree with the manner in which the Series' items have been reported. In the event the income tax returns of the Series are audited by the IRS, the tax treatment of the Series' income and deductions generally will be determined at the Series level in a single proceeding rather than by individual audits of the Members. The Board of Directors has the authority to bind certain Members to settlement agreements and the right on behalf of all Members to extend the statute of limitations relating to the Members' tax liabilities with respect to Series items.

         Either Series may not receive tax information from the Investment Managers to which it has allocated capital that is sufficiently timely to enable the Series to prepare its tax information in time for Members to file their own tax returns without obtaining an extension of the time to file from the IRS or state or local taxing authorities. Accordingly, investors in a Series are likely to be required to obtain extensions of time for filing their income tax returns. Members are encouraged to consult their tax advisors concerning how such delayed reporting may affect their individual tax situations.

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Tax Consequences to a Withdrawing Member

         A Member receiving a cash liquidating distribution from a Series, in connection with a complete repurchase of Shares of the Series by the Company, generally will recognize capital gain or loss to the extent of the difference between the proceeds received by the Member and the Member's adjusted tax basis in his, her or its Shares. The capital gain or loss will be short-term or long-term, depending upon the Member's holding period for his, her or its Shares. A withdrawing Member will, however, recognize ordinary income to the extent the Member's allocable share of a Series' "unrealized receivables" exceeds the Member's basis in the unrealized receivables (as determined under the Regulations). For these purposes, accrued but untaxed market discount, if any, on securities held by a Series will be treated as an unrealized receivable, with respect to which a withdrawing Member would recognize ordinary income. A Member receiving a cash nonliquidating distribution will recognize income in a similar manner only to the extent that the amount of the distribution exceeds the Member's adjusted tax basis in his, her or its Shares (except that the Member could recognize ordinary income nevertheless with respect to a reduction in his, her, or its share of "unrealized receivables").

         The Board of Directors may specially allocate items of a Series' capital gain (including short-term capital gain) or ordinary income to a withdrawing Member to the extent the Member's capital account would otherwise exceed the Member's adjusted tax basis in his, her or its Shares. The special allocation may result in the withdrawing Member's recognizing short-term capital gain or ordinary income instead of long-term capital gain during the tax year in which the Member receives its liquidating distribution upon withdrawal.

         Distributions of Property. A Member's receipt of a distribution of property from a Series is generally not taxable, except that a distribution consisting of marketable securities generally is recharacterized as a distribution of cash (rather than property) unless the Series is an "investment partnership" and the recipient is an "eligible partner" within the meaning of the Code. The Board of Directors will determine at the appropriate time whether the Series qualifies as an "investment partnership." If the Series so qualifies, and if a Member is an "eligible partner," which term should include a Member whose purchase of Shares of the Series was settled only by cash payment (i.e., not made "in-kind"), the recharacterization rule described above would not apply.

Tax Treatment of Investments

         In General. The Company expects that each Series and the Investment Funds will act as a trader or investor, and not as a dealer, with respect to their respective securities transactions. A trader and an investor are persons who buy and sell securities for their own accounts, whereas a dealer is a person who purchases securities for resale to customers rather than for investment or speculation. As noted above, unless otherwise indicated, references in the discussion to the tax consequences of a Series' investments, activities, income, gain and loss include the direct investments, activities, income, gain and loss of the Series, and those indirectly attributable to the Series as a result of it being an investor in an Investment Fund.

         Gains and losses realized by a trader or an investor on the sale of securities are capital gains and losses. The Company thus expects that its gains and losses from its securities transactions and the gains and losses from the Investment Funds typically will be capital gains and capital losses. These capital gains and losses may be long-term or short-term, depending, in general, upon the length of time a Series or an Investment Fund maintains a particular investment position and, in some cases, upon the nature of the transaction. Property held for more than one year generally will be eligible for long-term capital gain or loss treatment. Special rules, however, apply to the characterization of capital gain realized with respect to certain regulated futures contracts, foreign currency forward contracts and certain options contracts that qualify as "Section 1256 Contracts," which are described below. The application of certain rules relating to short sales, to so-called "straddle" and "wash sale" transactions and to certain other transactions may serve to alter the manner in which a Series' or an Investment Fund's holding period for a security is determined or may otherwise affect the characterization as short-term or long-term, and also the timing of the realization, of certain gains or losses. Moreover, the straddle rules and short sale rules may require the capitalization of certain related expenses of the Series or an Investment Fund.

         The Series may acquire a derivative position with respect to certain Investment Funds, which may be treated as constructive ownership of such Investment Funds. A constructive ownership transaction includes holding a long position under a notional principal contract or entering into a forward or futures contract with respect to certain financial assets, or both holding a call option and granting a put option with respect to certain financial assets when the options have substantially equal strike prices and contemporaneous maturity dates. If a Series has long-term capital gain from a "constructive ownership transaction," the amount of the gain that may be treated as long-term capital gain by the Series is limited to the amount that the Series would have recognized if it had been holding the financial asset directly, rather than through a constructive ownership transaction, with any gain in excess of this amount being treated as ordinary income. In addition, an interest charge is imposed with respect to any amount recharacterized as ordinary income at the rate applicable to the underpayment of tax for each year that the constructive ownership transaction was open.

         Each Series may realize ordinary income from dividends with respect to shares of stock and accruals of interest on debt obligations. Pursuant to recently enacted legislation, certain dividends received by a Series or an Investment Fund may be eligible, in the case of non-corporate Members, for taxation at long-term capital gain rates. A Series or an Investment Fund may hold debt obligations with "original issue discount," in which case a Series would be required to include amounts in taxable income on a current basis even though receipt of those amounts may occur in a subsequent year. A Series or Investment Fund may also acquire debt obligations with "market discount." Upon disposition of such an obligation, the Series generally would be required to treat gain realized as interest income to the extent of the market discount, or its share of such market discount in the case of an obligation held by an Investment Fund, that accrued during the period the debt obligation was held by the Series or the Investment Fund. A Series may realize ordinary income or loss with respect to its or an Investment Fund's investments in partnerships engaged in a trade or business. Income or loss from transactions involving certain derivatives, such as the periodic payments from swap transactions, will also generally constitute ordinary income or loss. In addition, amounts, if any, payable by a Series or an Investment Fund in connection with equity swaps, interest rate swaps, caps, floors and collars likely would be considered "miscellaneous itemized deductions" which, for a noncorporate Member, may be subject to restrictions on their deductibility.

         Gain recognized by a Series or an Investment Fund from certain "conversion transactions" will be treated as ordinary income. In such a transaction, substantially all of the taxpayer's return is attributable to the time value of the net investment in the transaction. Included among conversion transactions specified in the Code and the Regulations are: (1) the holding of any property (whether or not actively traded) and entering into a contract to sell the property (or substantially identical property) at a price determined in accordance with the contract, but only if the property was acquired and the contract was entered into on a substantially contemporaneous basis, (2) certain straddles, (3) generally any other transaction that is marketed or sold on the basis that it would have the economic characteristics of a loan but the interest-like return would be taxed as capital gain, or (4) any other transaction specified in the Regulations.

         Members may be treated as owning positions held by a Series, including positions held by the Series through different investment advisory agreements or Investment Funds. Those positions, and other positions held by a Member, may be treated as positions in a straddle as described below under the caption "Effect of Straddle Rules on Members' Securities Positions."

         Currency Transactions. To the extent that its investments are made in securities denominated in a foreign currency, gain or loss realized by a Series (directly or through an Investment Fund) frequently will be affected by the fluctuation in the value of such foreign currencies relative to the value of the dollar. Gains or losses with respect to the Series' investments in common stock of non-U.S. issuers will generally be taxed as capital gains or losses at the time of the disposition of the stock. Gains and losses of a Series on the acquisition and disposition of foreign currency (for example, the purchase of foreign currency and subsequent use of the currency to acquire stock) will be treated as ordinary income or loss. In addition, gains or losses on disposition of debt securities denominated in a foreign currency to the extent attributable to fluctuation in the value of the foreign currency between the date of acquisition of the debt security and the date of disposition thereof will be treated as ordinary income or loss. Gains or losses attributable to fluctuations in exchange rates that occur between the time a Series accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time a Series collects the receivables or pays the liabilities may be treated as ordinary income or ordinary loss.

         A Series or an Investment Fund may enter into foreign currency forward contracts, foreign currency futures contracts and acquire put and call options on foreign currencies. If a Series or an Investment Fund acquires foreign currency futures contracts or option contracts (not including those that are Section 1256 Contracts unless the Series or an Investment Fund elects otherwise), or any foreign currency forward contracts, however, any gain or loss realized by the Series with respect to the instruments will be ordinary, unless
(1) the contract is a capital asset in the hands of the Series or an Investment Fund and is not a part of a straddle transaction and (2) an election is made (by the close of the day on which the transaction is entered) to treat the gain or loss attributable to the contract as capital gain or loss. If those conditions are met, gain or loss recognized on the contract will be treated as capital gain or loss; if the contract is a Section 1256 Contract, Section 1256 of the Code will govern the character of any gain or loss recognized on the contract.

         Section 1256 Contracts. The Code generally applies a "mark to market" system of taxing unrealized gains and losses on, and otherwise provides for special rules of taxation with respect to, Section 1256 Contracts. A Section 1256 Contract includes certain regulated futures contracts, certain foreign currency forward contracts, and certain non-equity options contracts. Section 1256 Contracts held by a Series or an Investment Fund at the end of a taxable year of the Series or the Investment Fund will be treated for U.S. federal income tax purposes as if they were sold by the Series or the Investment Fund at their fair market value on the last business day of the taxable year. The net gain or loss, if any, resulting from these deemed sales (known as "marking to market"), together with any gain or loss resulting from any actual sales of
Section 1256 Contracts (or other termination of a Series' obligations under such contract), must be taken into account by the Series in computing its taxable income for the year. If a Section 1256 Contract held by a Series or an Investment Fund at the end of a taxable year is sold in the following year, the amount of any gain or loss realized on the sale will be adjusted to reflect the gain or loss previously taken into account under the mark to market rules.

         Capital gains and losses from Section 1256 Contracts generally are characterized as short-term capital gains or losses to the extent of 40% of the gains or losses and as long-term capital gains or losses to the extent of 60% of the gains or losses. Gains and losses from certain foreign currency transactions, however, will be treated as ordinary income and losses unless certain conditions described under "Currency Transactions," above, are met. These gains and losses will be taxed under the general rules described above. If a non-corporate taxpayer incurs a net capital loss for a year, the portion of the loss, if any, which consists of a net loss on Section 1256 Contracts may, at the election of the taxpayer, be carried back three years. A loss carried back to a year by a noncorporate taxpayer may be deducted only to the extent (1) the loss does not exceed the net gain on
Section 1256 Contracts for the year and (2) the allowance of the carryback does not increase or produce a net operating loss for the year.

         A "securities futures contract" is not treated as a Section 1256 Contract, except when it meets the definition of a "dealer securities futures contract." A "securities futures contract" is any security future as defined in
Section 3(a)(55)(A) of the Securities Exchange Act of 1934, as amended, which generally provides that a securities futures contract is a contract of sale for future delivery of a single security or a narrow-based security index. The Code provides that any gain or loss from the sale or exchange of a securities futures contract (other than a "dealer securities futures contract") is considered as gain or loss from the sale or exchange of property that has the same character as the property to which the contract relates. As a result, if the underlying security would be a capital asset in the taxpayer's hands, then gain or loss on the securities futures contract would be capital gain or loss. In general, capital gain or loss from the sale or exchange of a securities futures contract to sell property (that is, the short side of such a contract) will be treated as short-term capital gain or loss.

         Any "dealer securities futures contract" is treated as a Section 1256 Contract. A "dealer securities futures contract" is a securities futures contract, or an option to enter into such a contract, that (1) is entered into by a dealer (or, in the case of an option, is purchased or granted by the dealer) in the normal course of its trade or business activity of dealing in such contracts or options and (2) is traded on a qualified board or exchange.

         Mixed Straddle Election. The Code allows a taxpayer to elect to offset gains and losses from positions that are part of a "mixed straddle." A "mixed straddle" is any straddle in which one or more but not all positions are Section 1256 Contracts. Under certain Temporary Regulations, a Series (and any Investment Fund) may be eligible to elect to establish one or more mixed straddle accounts for certain of its mixed straddle trading positions. The mixed straddle account rules require a daily marking to market of all open positions in the account and a daily netting of gains and losses from positions in the account. At the end of a taxable year, the annual net gains or losses from the mixed straddle account are recognized for U.S. federal income tax purposes. The application of the Temporary Regulations' mixed straddle account rules is not entirely clear, so no assurance can be given that a mixed straddle account election by a Series or an Investment Fund will be accepted by the IRS.

         Short Sales. Gain or loss from a short sale of property is generally considered as capital gain or loss to the extent the property used to close the short sale constitutes a capital asset in a Series' or an Investment Fund's hands. Except with respect to certain situations in which the property used to close a short sale has a long-term holding period on the date on which the short sale is entered into, gains on short sales generally will be short-term capital gains. A loss on a short sale will be treated as a long-term capital loss if, on the date of the short sale, "substantially identical property" has been held by a Series or an Investment Fund for more than one year. Certain Regulations may suspend the running of the holding period of "substantially identical property" held by a Series or an Investment Fund.

         Gain or loss on a short sale will generally not be realized until the time at which the short sale is closed. If a Series or an Investment Fund holds a short sale position with respect to stock, certain debt obligations or partnership interests that have appreciated in value and then acquires property that is the same as or substantially identical to the property sold short, however, the Series or the Investment Fund generally will recognize gain on the date it acquires the property as if the short sale position was closed on that date. If a Series or an Investment Fund holds an appreciated financial position with respect to stock, certain debt obligations or partnership interests and then enters into a short sale with respect to the same or substantially identical property, the Series or the Investment Fund generally will recognize gain as if the appreciated financial position was sold at its fair market value on the date the Series or the

Investment Fund enters into the short sale. The consequences with respect to any other open appreciated financial position that is subject to these constructive sale rules will be determined as if such position was acquired on the date of the constructive sale.

         Effect of Straddle Rules on Members' Securities Positions. The IRS may treat certain positions in securities held, directly or indirectly, by a Member and his, her or its indirect interest in similar securities held by a Series or an Investment Fund as "straddles" for U.S. federal income tax purposes. The application of the "straddle" rules in such a case could affect a Member's holding period for the securities involved and may defer the recognition of losses with respect to the securities. A Series will not generally be in a position to furnish to Members information regarding the securities positions of Investment Funds that would permit a Member to determine whether his, her or its positions in securities also held by Investment Funds should be treated as offsetting positions for purposes of the straddle rules.

         Limitation on Deductibility of Interest and Short Sale Expenses. The Code limits the ability of noncorporate taxpayers to deduct "investment interest," which means interest on indebtedness that is properly allocable to property held for investment (including any amount allowable as a deduction in connection with personal property used in a short sale). Investment interest is not deductible in the current year to the extent that it exceeds the taxpayer's "net investment income," consisting of net gain and ordinary income derived from investments in the current year less certain directly connected expenses (other than interest or short sale expenses treated as interest). For this purpose, any long-term capital gain or dividend taxable at long-term capital gain rates is excluded from net investment income unless the taxpayer elects to pay tax on such gain or dividend at ordinary income tax rates.

         A Series' or an Investment Fund's activities will be treated as giving rise to investment income for a Member, and the investment interest limitation would apply to a noncorporate Member's share of the interest and short sale expenses attributable to the Series' operation. In such case, a noncorporate Member would be denied a deduction for all or part of that portion of his, her or its distributive share of the Series' ordinary losses attributable to such interest and short sale expenses unless he, she or it had sufficient investment income from all sources, including the Series. A Member that could not deduct interest or short sale expenses currently as a result of the application of the provisions described above would be entitled to carry forward such expenses to future years, subject to the same limitation. The investment interest limitation would also apply to interest paid by a noncorporate Member on money borrowed to finance his, her or its investment in a Series. Potential investors should consult their own tax advisors with respect to the application of the investment interest limitation to their particular tax situation.

         Deductibility of Company Investment Expenditures by Noncorporate Members. Investment expenses, including, for example, investment advisory fees of an individual, trust or estate, are generally deductible only to the extent they exceed 2% of adjusted gross income. In addition, the Code restricts the ability of an individual with an adjusted gross income in excess of a specified threshold amount to deduct these investment expenses. Under the Code, investment expenses in excess of 2% of adjusted gross income may only be deducted to the extent such expenses (along with certain other itemized deductions) exceed the lesser of (1) 3% of the excess of the individual's adjusted gross income over the specified amount; or (2) 80% of the amount of certain itemized deductions otherwise allowable for the taxable year. Moreover, these investment expenses are not deductible by a noncorporate taxpayer in calculating its alternative minimum tax liability.

         Under certain Temporary Regulations, the limitations on deductibility should not apply to a noncorporate Member's share of the trade or business expenses of a Series. These limitations will apply, however, to a noncorporate Member's share of the investment expenses of a Series (including the Management Fee, and any fee payable to an Investment Manager, to the extent these expenses are allocable to an Investment Fund that is not in a trade or business within the meaning of the Code or to the investment activity of the Series). Each Series intends to treat its expenses attributable to an Investment Fund that it determines is engaged in a trade or business within the meaning of the Code or to the trading activity of each Series as not being subject to these limitations, although no assurance can be given that the IRS will agree with such treatment.

         The consequences of the Code's limitations on the deductibility of investment expenditures will vary depending upon the particular tax situation of each taxpayer. For that reason, noncorporate Members should consult their tax advisors with respect to the application of these limitations to their situation.

         Application of Rules for Income and Losses from Passive Activities. The Code restricts the deductibility of losses from a "passive activity" against certain income that is not derived from a passive activity. This restriction applies to individuals, personal service corporations and certain closely held corporations. Under certain Temporary Regulations, income or loss from a Series' securities investment and trading activity generally will not constitute income or loss from a passive activity. Passive losses from other sources generally could not be deducted against a Member's share of such income and gain from the Series. Income or loss attributable to a Series' investment in a partnership engaged in a non-securities trade or business may, however, constitute passive activity income or loss.

         "Phantom Income" from Series' Investments. Under various "anti-deferral" provisions of the Code (including the "passive foreign investment company," and the "controlled foreign corporation" provisions), investments, if any, by a Series in certain foreign corporations may cause a Member to (1) recognize taxable income prior to the Series' receipt of distributable proceeds, (2) pay an interest charge on receipts that are deemed as having been deferred or (3) recognize ordinary income that, but for the "anti-deferral" provisions, would have been treated as capital gain.

         Tax Shelter Disclosure Regulations. Certain Regulations and revenue procedures set forth the circumstances under which certain transactions must be disclosed in a disclosure statement attached to a taxpayer's U.S. federal income tax return (a copy of the such statement must also be sent to the IRS Office of Tax Shelter Analysis). In addition, the Regulations impose a requirement on certain "material advisors" to disclose such transactions to the IRS and maintain a list of persons participating in such transactions, which list must be furnished to the IRS upon written request. These regulations can apply in situations not conventionally considered to involve "tax shelters." Consequently, it is possible that such disclosure could be required by any or all of a Series, an Investment Fund or the Members (i) if a Series or an Investment Fund incurs a significant foreign currency loss on certain foreign currency transactions or a significant loss with respect to a position that formed part of a straddle (in each case, in excess of a threshold computed without regard to offsetting gains or other income or limitations); (ii) if a Member or a Series incurs a loss (in each case, in excess of a threshold computed without regard to offsetting gains or other income or limitations) from the disposition (including by way of repurchase) of Shares of a Series or an interest in a Investment Fund, respectively; (iii) if the Company's or an Investment Fund's activities result in certain book/tax differences; or (iv) possibly in other circumstances. Furthermore, a Series' material advisors could be required to disclose such transactions to the IRS and maintain a list of persons investing in the Series pursuant to the Regulations.

         As of the Tax Conversion Date, the tax shelter disclosure regulations will generally apply to a Member only the extent that the Member incurs losses on such Member's investment in a Series of $2 million or more in the case of an individual Member or $10 million or more for a corporate Member. See "Tax Aspects Applicable as of and after the Conversion Date - Tax Shelter Disclosure Regulations."

Non-U.S. Taxes

         Certain dividends and interest directly or indirectly received by a Series from sources outside the United States may be subject to non-U.S. withholding taxes. In addition, a Series or an Investment Fund may be subject to non-U.S. capital gains taxes to the extent it purchases and sells securities of non-U.S. issuers. Tax treaties between certain countries and the United States may reduce or eliminate such non-U.S. taxes. A Series cannot predict in advance the rate of non-U.S. tax it will directly or indirectly pay, as the amount of each Series' assets to be invested in various countries is not known at this time.

         The Members will be informed by the Company as to their proportionate share of the non-U.S. taxes paid by the particular Series or an Investment Fund that they will be required to include in their income. The Members generally will be entitled to claim either a credit (subject to various limitations on foreign tax credits) or, if they itemize their deductions, a deduction (subject to the limitations generally applicable to deductions) for their share of such non-U.S. taxes in computing their U.S. federal income taxes. A tax-exempt Member will not ordinarily benefit from such credit or deduction.

Unrelated Business Taxable Income

         Organizations that are otherwise exempt from U.S. federal income tax are nonetheless subject to taxation with respect to their "unrelated business taxable income" ("UBTI"). Except as noted below with respect to certain categories of exempt income, UBTI generally includes income or gain derived (either directly or through partnerships) from a trade or business, the conduct of which is substantially unrelated to the exercise or performance of the organization's exempt purpose or function.

         UBTI generally does not include passive investment income, such as dividends, interest and capital gains, whether realized by the organization directly or indirectly through a partnership (such as each Series) in which it is a partner. This type of income is exempt, subject to the discussion of "unrelated debt-financed income" below, even if it is realized from securities trading activity that constitutes a trade or business.

         UBTI includes not only trade or business income or gain as described above, but also "unrelated debt-financed income." This latter type of income generally consists of (1) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year; and (2) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is acquisition indebtedness at any time during the twelve-month period ending with the date of the disposition.

         A Series may incur "acquisition indebtedness" with respect to certain of its transactions, such as the purchase of securities on margin. Based upon a published ruling issued by the IRS that indicates that income and gain with respect to short sales of publicly traded stock does not constitute income from debt financed property for purposes of computing UBTI, the Series will treat its short sales of securities as not involving "acquisition indebtedness" and not resulting in UBTI. Moreover, income realized from option writing and futures contract transactions generally would not constitute UBTI. To the extent a Series recognizes income in the form of dividends and interest from securities with respect to which there is "acquisition indebtedness" during a taxable year, the percentage of the income that will be treated as UBTI generally will be equal to the amount of the income times a fraction, the numerator of which is the "average acquisition indebtedness" incurred with respect to the securities, and the denominator of which is the "average amount of the adjusted basis" of the securities during the taxable year.

         To the extent a Series recognizes gain from securities with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of their disposition, the portion of the gain that will be treated as UBTI will be equal to the amount of the gain times a fraction, the numerator of which is the highest amount of the "acquisition indebtedness" with respect to the securities, and the denominator of which is the "average amount of the adjusted basis" of the securities during the period such securities are held by the Series during the taxable year. In determining the unrelated debt-financed income of a Series, an allocable portion of deductions directly connected with the Series' debt-financed property will be taken into account. In making such a determination, for instance, a portion of losses from debt-financed securities (determined in the manner described above for evaluating the portion of any gain that would be treated as UBTI) would offset gains treated as UBTI.

         The calculation of each Series' "unrelated debt-financed income" will be complex and will depend on the amount of leverage used by the Series from time to time; the amount of leverage used by Investment Funds; and other UBTI generated by those Funds. As a result of this complexity, a Series cannot predict the percentage of its income and gains that will be treated as UBTI for a Member that is an exempt organization. An exempt organization's share of the income or gains of a Series that is treated as UBTI may not be offset by losses of the exempt organization either from the Series or otherwise, unless the losses are treated as attributable to an unrelated trade or business (such as, for example, losses from securities for which acquisition indebtedness is incurred), among other things.

         To the extent that a Series generates UBTI, the applicable U.S. federal tax rate for an exempt Member generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt Member. An exempt organization may be required to support, to the satisfaction of the IRS, the method used to calculate its UBTI. Each Series will report to a Member that is an exempt organization information as to the portion of its income and gains from the Series for each year that will be treated as UBTI. The calculation of UBTI with respect to transactions entered into by a Series is highly complex, and for that reason, no assurance can be given that the Series' calculation of UBTI will be accepted by the IRS.

         In general, if UBTI is allocated to an exempt organization such as a qualified retirement plan or a private foundation, the portion of a Series' income and gains that is not treated as UBTI will continue to be exempt from tax, as will the organization's income and gains from other investments that are not treated as UBTI. The possibility of realizing UBTI from its investment in a Series generally should not, as a result, affect the tax-exempt status of an exempt organization. A charitable remainder trust will not be exempt from U.S. federal income tax under the Code for any year in which it has UBTI. In view of the potential for UBTI, a Series is not a suitable investment for a charitable remainder trust. A title-holding company will not be exempt from tax if it has certain types of UBTI. Moreover, the charitable contribution deduction for a trust under the Code may be limited for any year in which the trust has UBTI. A prospective investor should consult its tax advisor with respect to the tax consequences of receiving UBTI from a Series.

         As of the Tax Conversion Date, a tax-exempt Member will not recognize UBTI with respect to an investment in Shares if the Member did not borrow to make the investment. See "Tax Aspects Applicable as of the Conversion Date - Unrelated Business Taxable Income."

Certain Matters Relating to Specific Exempt Organizations

         Private Foundations. Private foundations and their managers are subject to U.S. federal excise taxes if they invest "any amount in such a manner as to jeopardize the carrying out of any of the foundation's exempt purposes." This rule requires a foundation manager, in making an investment, to exercise "ordinary business care and prudence" under the facts and circumstances prevailing at the time

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of making the investment, in providing for the short-term and long-term needs of the foundation to carry out its exempt purposes. The factors that a foundation manager may take into account in assessing an investment include the expected rate of return (both income and capital appreciation), the risks of rising and falling price levels, and the need for diversification within the foundation's portfolio.

         Tax-exempt organizations that are private foundations, with certain exceptions, are subject to a 2% U.S. federal excise tax on their "net investment income." The rate of the excise tax for any taxable year may be reduced to 1% if a private foundation meets certain distribution requirements for the taxable year. A private foundation will be required to make payments of estimated tax with respect to this excise tax. To avoid the imposition of an excise tax, a private foundation may be required to distribute on an annual basis its "distributable amount," which includes, among other things, the private foundation's "minimum investment return," defined as 5% of the excess of the fair market value of its nonfunctionally related assets (assets not used or held for use in carrying out the foundation's exempt purposes), over certain indebtedness incurred by the foundation in connection with those assets. A private foundation's investment in a Series would most likely be classified as a nonfunctionally related asset. A determination that Shares of a Series are nonfunctionally related assets could cause cash flow problems for a prospective Member that is a private foundation, as such an organization could be required to make distributions in an amount determined by reference to unrealized appreciation in the value of its Shares. This requirement would, however, be less burdensome to a private foundation to the extent that the value of its Shares is not significant in relation to the value of other assets it holds.

         In some instances, an investment in a Series by a private foundation may be prohibited by the "excess business holdings" provisions of the Code. If a private foundation (either directly or together with a "disqualified person"), for example, acquires more than 20% of the capital interest or profits interest in a Series, the private foundation may be considered to have "excess business holdings." In such a case, the foundation may be required to divest itself of its Shares in seeking to avoid the imposition of an excise tax. The excise tax will not apply, however, if at least 95% of the gross income from the Series is "passive" within the applicable provisions of the Code and the Regulations. The Company believes that each Series will likely meet the 95% gross income test, although the Company can give no absolute assurance with respect to the matter. In addition, if a private foundation were considered to own more than 20% of an underlying investment of an Investment Fund, the private foundation may be required to dispose of its Shares in order to avoid having "excess business holdings" with respect to such investment.

         Qualified Retirement Plans. Employee benefit plans subject to the provisions of ERISA, individual retirement accounts ("IRAs") and Keogh plans should consult their counsel as to the U.S. tax implications of investing in the Company.

Certain State and Local Taxation Matters

         Prospective investors should consider, in addition to the U.S. federal income tax consequences described, potential state and local tax considerations in investing in a Series. Each Series intends to conduct its activities so that it will not be subject to entity level taxation by any state or local jurisdiction. No assurance can be given, however, that a Series will be able to achieve this goal.

         State and local laws often differ from U.S. federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A Member's distributive share of the taxable income or loss of a Series generally will be required to be included in determining its reportable income for state and local tax purposes in the jurisdiction in which the Member is a resident. A partnership in which a Series acquires an interest (i.e., an Investment Fund) may conduct business in a jurisdiction that will subject to tax a Member's share of the partnership's income from that business. A prospective

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Member should consult his, her or its tax advisor with respect to the availability of a credit for such tax in the jurisdiction in which the Member is a resident.

                   TAX ASPECTS RELATING TO THE TAX CONVERSION

         For federal income tax purposes, the Tax Conversion will be treated as a transfer by each Series of all of its assets to a new corporation in exchange for the receipt by such Series of all of the Shares of such corporation, followed by the distribution of such Shares in liquidation of the current tax partnership constituted by such Series (each a "Series Partnership"). No gain or loss should be recognized by each Series Partnership upon its deemed transfer of assets in exchange for such Shares. In addition, no gain or loss should be recognized by a Member of a Series Partnership upon such Member's deemed receipt of Shares in liquidation of the Series Partnership. A Member's adjusted tax basis in the Shares should be the same as such Member's adjusted tax basis in its interest in the Series Partnership, and such Member's holding period for the Shares should include such Member's holding period for its interest in the Series Partnership.

         Members should consult their tax advisers regarding the specific tax consequences, including state and local tax consequences, of the planned change in tax treatment of the Fund.

         TAX ASPECTS APPLICABLE AS OF AND AFTER THE TAX CONVERSION DATE

         As of the Tax Conversion Date, the tax aspects discussed below are relevant to all persons holding Shares, regardless of the date of their investment. If Shares are held both prior to and after the Tax Conversion Date, the Shares will be subject to both the tax treatment in this section (i.e., that relating to the particular Series' operation as a corporation qualifying for treatment under Subchapter M of the Code) and in the preceding section (i.e., that applying for the period in which the Series operated as a partnership).

         Qualification as a Regulated Investment Company. Each Series intends to qualify for the special tax treatment afforded to regulated investment companies ("RICs") under the Code. As long as a Series so qualifies and meets certain annual distribution requirements discussed below, the Series (but not its Members) will not be subject to federal income tax on the part of its net ordinary income and net realized capital gains that it distributes to Members. Each Series intends to distribute substantially all of such income and gains.

         To qualify for the favorable tax treatment of a RIC, the Series generally must distribute at least 90% of its investment company taxable income (as defined in the Code but without regard to the dividends-paid deduction) for the taxable year. The Series must also satisfy certain other requirements of the Code, some of which are described below. Distributions by the Series made during the taxable year or, under specified circumstances, within a period up to twelve months after the close of the taxable year, will be considered distributions of income and gains for the taxable year and will therefore count toward satisfaction of the above-mentioned requirement.

         Generally, to qualify as a RIC, the Series must derive at least 90% of its gross income each taxable year from dividends, interest, certain payments with respect to securities loans, gains from the sale or other disposition of stock or securities or foreign currencies and certain other income.

         In addition to satisfying the requirements described above required for qualification as a RIC, the Series must satisfy an asset diversification test. The asset diversification test is applied, for each Series, at the level of the Investment Funds. Under that test, at the close of each quarter of the Series' taxable year, at least 50% of the value of the Series' assets must consist of cash and cash items, U. S. Government securities, securities of other regulated investment companies, and securities of other issuers. As to each of those other issuers, the Series must not have invested more than 5% of the value of the Series' total assets in securities of each such issuer and the Series must not hold more than 10% of the outstanding voting securities of each such issuer. In addition, no more than 25% of the value of the Series' total assets may be invested in the securities of any one issuer (other than U. S. Government securities and securities of other regulated investment companies) or in two or more issuers which the Series controls and which are engaged in the same or similar trades or businesses or related trades or businesses. For purposes of this test, obligations issued or guaranteed by certain agencies or instrumentalities of the U.S. Government are treated as U.S. Government securities.

         The ongoing requirements for qualification as a RIC require that the Series obtain information from the Investment Funds in which the Series is invested. To facilitate the information-gathering process and compliance with certain asset diversification requirements, each Series intends to retain an independent third-party service provider to mediate, in certain respects, the interaction with the Investment Funds. The Adviser also has established internal policies and procedures for monitoring the compliance process, but nonetheless will rely in substantial part on the service provider referenced in the prior sentence.

         Failure to Qualify as a Regulated Investment Company. If, in any taxable year, a Series fails to qualify as a RIC under the Code, such Series would be taxed in the same manner as an ordinary corporation and all distributions out of current or accumulated earnings and profits to its Members would generally be taxable to them.

         Excise Tax. The Code requires a RIC to pay a nondeductible 4% excise tax to the extent the RIC does not distribute, during each calendar year, 98% of its ordinary income, determined on a calendar year basis, and 98% of its capital gain net income, determined, in general on an October 31 year end, plus certain undistributed amounts from the previous years. While each Series intends to distribute its income and capital gain net income in the manner necessary to avoid imposition of the 4% excise tax, there can be no assurance that sufficient amounts will be distributed annually to achieve this objective. In such event, a Series will be liable for the tax only on the amount by which it does not meet the foregoing distribution requirements.

Distributions

         Dividends paid by a Series from its ordinary income or from its excess of net short-term capital gains over net long term capital losses (together referred to as "ordinary income dividends") are taxable to Members as ordinary income. Distributions made from a Series' excess of net long term capital gains over net short term capital losses ("capital gain dividends") are taxable to Members as long term capital gains, regardless of the length of time the Member has owned Shares. Any loss upon the sale or exchange of Shares held for six months or less will be treated as long-term capital loss to the extent of any capital gain dividends received by the Member. Distributions in excess of a Series' current or accumulated earnings and profits will first reduce the adjusted tax basis of a Member's Shares and, after such adjusted tax basis is reduced to zero, will constitute capital gain to such Member (assuming the Shares are held as a capital asset). Long-term capital gain rates for individuals have been temporarily reduced to 15% (with lower rates for individuals in the 10% and 15% rate brackets) for taxable years beginning on or before December 31, 2008. Generally not later than 60 days after the close of its taxable year, each Series will provide its Members with a written notice designating the amount of dividends paid during the year that qualify as capital gain dividends, as qualified dividend income (discussed below), and as ordinary income dividends.

         Dividends are taxable to Members even if they are reinvested in additional Shares of a Series. A portion of a Series' ordinary income dividends attributable to the dividends received from domestic corporations may be eligible for the dividends received deduction allowed to corporations under the Code, if certain requirements are met. In addition, for taxable years beginning on or before December 31, 2008, distributions of investment company taxable income that are designated by the Series as derived from "qualified dividend income" are taxed to individuals at the rates applicable to long-term capital gain. Qualified dividend income generally includes dividends from domestic corporations and dividends from foreign corporations that meet certain specified criteria. Certain holding period and other requirements must be met by both the Member and the Series for distributions to be eligible for the corporate dividends received deduction or the preferential individual tax rates that apply to qualified dividend income, as the case may be.

         If a Series pays a dividend in January that was declared in the previous October, November or December to Members of record on a specified date in one of such months, then such dividend will be treated for tax purposes as being paid by the Series and received by its Members on December 31 of the year in which the dividend was declared.

         A Series may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate rates on the amount retained. In such case, it may designate the retained amount as undistributed capital gains in a notice to its Members, who will be treated as if each received a distribution of its pro rata share of such gain, with the result that each Member will (i) be required to report its pro rata share of such gain on its tax return as long-term capital gain, (ii) receive a refundable tax credit for its pro rata share of tax paid by the Series on the gain and (iii) increase the tax basis for its Shares by an amount equal to the deemed distribution less the tax credit.

         Non-U.S. Members. Ordinary income dividends paid to Members who are non-resident aliens or foreign entities will be subject to a 30% U.S. withholding tax under existing provisions of the Code applicable to foreign individuals and entities unless a reduced rate of withholding is provided under applicable treaty law. However, pursuant to recently enacted legislation, for taxable years beginning after December 31, 2004 and before January 1, 2008, certain "interest-related dividends" and "short-term capital gain dividends" paid by the Series to a foreign Member and designated by the Series as such would be eligible for an exemption from the 30% U.S. withholding tax. Interest-related dividends generally are dividends derived from certain interest income earned by the Series that would not be subject to such tax if earned by a foreign Member directly. Short-term capital gain dividends generally are dividends derived from the excess of a Series' net short-term capital gains over net long-term capital losses. Both "interest-related dividends" and "short-term capital gain dividends" must be designated as such by a written notice mailed to Members no later than 60 days after the Series' taxable year. It is expected that the Series will not designate dividends as "interest-related dividends" or "short-term capital gain dividends" and therefore dividends paid to non-U.S. Members will not be eligible for this exemption.

         A non-U.S. Member would generally be exempt from U.S. federal income tax on capital gain dividends, any amounts retained by the Series that are designated as undistributed capital gains and any gains realized upon the sale or exchange of Shares of the Series. Nonresident Members are urged to consult their own tax advisors concerning the applicability of the United States withholding tax.

         Also, any distribution paid by a Series to a nonresident Member for taxable years beginning after December 31, 2004 and before January 1, 2008 will, to the extent attributable to gain from the sale or exchange of a U.S. real property interest, be treated as gain recognized from the sale or exchange of a U.S. real property interest and taxed as such to a nonresident Member.

         Backup Withholding. Under certain provisions of the Code, some Members may be subject to a withholding tax on ordinary income dividends, capital gain dividends and redemption payments ("backup withholding"). Generally, Members subject to backup withholding will be those for whom no certified taxpayer identification number is on file with the Series or who, to the Series' knowledge, have furnished an incorrect number. When establishing an account, an investor must certify under penalty of perjury that such number is correct and that such investor is not otherwise subject to backup withholding.

Sale or Exchange of Shares

         Upon the sale or other disposition of Shares that a Member holds as a capital asset, the Member may realize a capital gain or loss in an amount equal to the difference between the amount realized and the Member's adjusted tax basis in the Shares sold. Such gain or loss will be long-term or short-term, depending upon the Member's holding period for the Shares. Generally, a Member's gain or loss will be a long-term gain or loss if the Shares have been held for more than one year. A loss realized on a sale or exchange of Shares will be disallowed if such Shares are acquired (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after the date on which the Shares are disposed of. In such case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss.

Foreign Taxes

         Dividends and interest received by a Series may give rise to withholding and other taxes imposed by foreign countries. Tax conventions between certain foreign countries and the U. S. may reduce or eliminate such taxes. The Series will not be eligible to "pass through" to its Members the amount of foreign taxes paid by the Series for foreign tax credit purposes.

Tax Treatment of Investments

         References to investments and transactions discussed below include investments and transactions of both the Series and the various Investment Funds in which they invest.

         Hedging and Derivative Transactions. The transactions of each Series are subject to special tax rules of the Code that may, among other things, (a) affect the character of gains and losses realized (with long-term capital gains generally subject to tax at lower rates than ordinary income), (b) disallow, suspend or otherwise limit the allowance of certain losses or deductions, and
(c) accelerate the recognition of income without a corresponding receipt of cash (with which to make the necessary distributions to satisfy distribution requirements applicable to RICs). Operation of these rules could, therefore, affect the character, amount and timing of distributions to Members. Special tax rules also will require a Series to mark to market certain types of positions in its portfolio (i. e., treat them as sold on the last day of the taxable year), and may result in the recognition of income without a corresponding receipt of cash. Each Series engaging in transactions affected by these provisions intends to monitor its transactions, make appropriate tax elections and make appropriate entries in its books and records to mitigate, to the extent reasonably feasibly, the effect of these tax rules and avoid any possible disqualification for the special treatment afforded RICs under the Code.

         Other Investments. A Series may invest in zero coupon U.S. Treasury bonds and other debt securities that are issued at a discount or provide for deferred interest. Even though a Series may receive no actual current interest payments on these securities, it will be deemed to receive income equal, generally, to a portion of the excess of the face value of the securities over their issue price ("original issue discount") each year that the securities are held. Since the original issue discount income earned by a Series in a taxable year may not be represented by cash income, it may have to dispose of securities, which it might otherwise have continued to hold, or borrow to generate cash in order to satisfy its distribution requirements. In addition, a Series' investment in foreign currencies or foreign currency denominated or referenced debt securities, certain asset-backed securities and contingent payment and inflation-indexed debt instruments also may increase or accelerate the Series' recognition of income, including the recognition of taxable income in excess of cash generated by such investments.

         Section 1256 Contracts. The Code generally applies a "mark to market" system of taxing unrealized gains and losses on, and otherwise provides for special rules of taxation with respect to, Section 1256 Contracts. A Section 1256 Contract includes certain regulated futures contracts, certain non-U.S. currency forward contracts, and certain listed non-equity options. Section 1256 Contracts held by the Series at the end of a taxable year of the Series will be treated for U. S. federal income tax purposes as if they were sold by the Series at their fair market value on the last business day of the taxable year. The net gain or loss, if any, resulting from these deemed sales (known as "marking to market"), together with any gain or loss resulting from any actual sales of
Section 1256 Contracts (or other termination of the Series' obligations under such contract), must be taken into account by the Series in computing its taxable income for the year. Capital gains and losses from Section 1256 Contracts generally are characterized as short-term capital gains or losses to the extent of 40% of the gains or losses and as long-term capital gains or losses to the extent of 60% of the gains or losses.

         Currency Transactions. To the extent that its investments are made in securities denominated in a non-U.S. currency, gain or loss realized by a Series frequently will be affected by the fluctuation in the value of such non-U.S. currencies relative to the value of the dollar. Gains or losses with respect to a Series' investments in common stock of non-U.S. issuers will generally be taxed as capital gains or losses at the time of the disposition of the stock, subject to certain exceptions specified in the Code. Gains and losses of a Series on the acquisition and disposition of non-U.S. currency will be treated as ordinary income or loss. In addition, gains or losses on disposition of debt securities denominated in a non-U.S. currency to the extent attributable to fluctuation in the value of the non-U.S. currency between the date of acquisition of the debt security and the date of disposition will treated as ordinary income or loss. Gains or losses attributable to fluctuations in exchange rates that occur between the time a Series accrues interest or other receivable or accrues expenses or other liabilities denominated in a non-U.S. currency and the time a Series collects the receivables or pays the liabilities may be treated as ordinary income or loss.

         A Series may acquire foreign currency forward contracts, enter into foreign currency futures contracts and acquire put and call options on foreign currencies. Generally, foreign currency regulated futures contracts and option contracts that qualify as "Section 1256 Contracts" (see "Section 1256 Contracts" above), will not be subject to ordinary income or loss treatment under Section
988. However, if a Series acquires foreign currency futures contracts or option contracts that are not Section 1256 Contracts, or any foreign currency forward contracts, any gain or loss realized by a Series with respect to such instruments will be ordinary, unless (i) the contract is a capital asset in the hands of a Series and is not a part of a straddle transaction and (ii) an election is made (by the close of the day the transaction is entered into) to treat the gain or loss attributable to such contract as capital gain or loss.

Unrelated Business Taxable Income

         Generally, an exempt organization (including an individual retirement account) is exempt from U.S. federal income tax on its passive investment income, such as dividends, interest and capital gains. This general exemption from tax does not apply to the "unrelated business taxable income" ("UBTI") of an exempt organization. Generally, income and gain derived by an exempt organization from the ownership and sale of debt-financed property is UBTI and, thus, taxable in the proportion to which such property is financed by "acquisition indebtedness" during the relevant period of time. However, a tax-exempt U.S. person investing in a Series will not realize UBTI with respect to an investment in Shares if the person does not borrow to make the investment. Tax-exempt U. S. persons are urged to consult their own tax advisors concerning the U. S. federal tax consequences of an investment in a Series.

Tax Shelter Disclosure Regulations

         Under Treasury regulations, if a Member recognizes a loss with respect to Shares of $2 million or more for an individual Member or $10 million or more for a corporate Member, the Member will likely have to file with the Internal Revenue Service a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all regulated investment companies. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer's treatment of the loss is proper. Members should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Passive Foreign Investment Companies

          If a Series purchases shares of an investment company (or similar investment entity) organized under foreign law, a Series will generally be treated as owning shares in a passive foreign investment company ("PFIC") for U.
S. federal income tax purposes. A Series may be subject to U. S. federal income tax, and an interest charge (at the rate applicable to tax underpayments) on tax liability treated as having been deferred with respect to certain distributions from such a company and on gain from the disposition of the shares of such a company (collectively referred to as "excess distributions"), even if such excess distributions are paid by a Series as a dividend to its Members. A Series may be eligible to make an election to be treated as a qualified electing fund (a "QEF election") with respect to certain PFICs in which it owns shares that will allow it to avoid the taxes on excess distributions. However, a QEF election may cause a Series to recognize income in a particular year in excess of the distributions received from such PFICs. A Series may not be able to make this election with respect to many PFICs because of certain requirements that the PFICs would have to satisfy. Alternatively, a Series could elect to "mark to market" at the end of each taxable year all shares that it holds in PFICs because it expects to publish its net asset value at least annually. If it made this election, a Series would recognize as ordinary income any increase in the value of such shares as of the close of the taxable year over their adjusted basis and as ordinary loss any decrease in such value but only to the extent of previously recognized "mark-to-market" gains. By making the mark-to-market election, a Series could avoid imposition of the interest charge with respect to excess distributions from PFICs, but in any particular year might be required to recognize income (which generally must be distributed to Members) in excess of the distributions it received from PFICs.

Certain State and Local Taxation Matters

         Ordinary income and capital gain dividends may also be subject to state and local taxes. Certain states exempt from state income taxation dividends paid by RICs that are derived from interest on U. S. Government obligations, although state law varies on this point.

         THE FOREGOING IS A BRIEF SUMMARY OF CERTAIN MATERIAL INCOME TAX MATTERS THAT ARE PERTINENT TO PROSPECTIVE INVESTORS. THE SUMMARY IS NOT, AND IS NOT INTENDED TO BE, A COMPLETE ANALYSIS OF ALL PROVISIONS OF THE U.S. FEDERAL INCOME TAX LAW WHICH MAY HAVE AN EFFECT ON SUCH INVESTMENTS. THIS ANALYSIS IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN

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RESPECTIVE TAX ADVISORS WITH RESPECT TO THEIR OWN RESPECTIVE TAX SITUATIONS AND
THE EFFECTS OF THIS INVESTMENT THEREON.

                              ERISA CONSIDERATIONS

         Persons who are fiduciaries with respect to an employee benefit plan, IRA, Keogh plan or other arrangement subject to ERISA or the Code (collectively, "Plans") should consider, among other things, the matters described below in determining whether to cause the Plan to invest in the Company.

         ERISA imposes general and specific responsibilities on persons who are "fiduciaries" for purposes of ERISA with respect to a Plan that is subject to ERISA (an "ERISA Plan"), including prudence, diversification, prohibited transaction and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, a fiduciary of an ERISA Plan must comply with rules adopted by the U.S. Department of Labor (the "DOL"), which administers the fiduciary provisions of ERISA. Under those rules, the fiduciary of an ERISA Plan must: (1) give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan's portfolio, taking into account whether the investment is designed reasonably to further the ERISA Plan's purposes; (2) examine the risk and return factors associated with the investment; (3) assess the portfolio's composition with regard to diversification, as well as the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan; and (4) evaluate income tax consequences of the investment and the projected return of the total portfolio relative to the ERISA Plan's funding objectives.

         Before investing the assets of an ERISA Plan in the Company, a fiduciary should determine whether such an investment is consistent with his, her or its fiduciary responsibilities as set out in the DOL's regulations. The fiduciary should, for example, consider whether an investment in the Company may be too illiquid or too speculative for its ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified if the investment is made. If a fiduciary of an ERISA Plan breaches his, her or its responsibilities with regard to selecting an investment or an investment course of action for the ERISA Plan, the fiduciary may be held personally liable for losses incurred by the ERISA Plan as a result of the breach.

         Because the Company will register as an investment company under the 1940 Act, the underlying assets of the Company would not be considered to be "plan assets" of any Plan investing in such Series for purposes of ERISA's fiduciary responsibility and the prohibited transaction rules of ERISA and the Code. For that reason, neither the Adviser nor any of the Investment Managers (including Subadvisers) will be fiduciaries with respect to those Plans within the meaning of ERISA.

         The Company will require an ERISA Plan proposing to invest in any Series to represent: that it, and any fiduciaries responsible for its investments, are aware of and understand the Company's investment objective, policies and strategies; and that the decision to invest ERISA Plan assets in such Series was made with appropriate consideration of relevant investment factors with regard to the ERISA Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA.

         Certain prospective Plan investors may currently maintain relationships with the Adviser or the Investment Managers, or with other entities that are affiliated with the Adviser or the Investment Managers. Each of the Adviser, the Investment Managers and their affiliates may be deemed to be a "party in interest" or "disqualified person" to a Plan and/or a fiduciary of any ERISA Plan to which it provides investment management, investment advisory or other services. ERISA and the Code prohibit Plan assets to be used for the benefit of a party in interest and also prohibits an ERISA Plan fiduciary from using its position to cause the ERISA Plan to make an investment from which it or certain third parties in which the fiduciary has an interest would receive a fee or other consideration. Plan investors should consult with counsel to determine if participation in a Series is a transaction that is prohibited by ERISA or the Code. A fiduciary of a Plan investing in a Series will be required to represent: that the decision to invest in such Series was made by it as a fiduciary that is independent of the Adviser, the Investment Managers and their affiliates; that it is duly authorized to make such investment decision; and it has not relied on any individualized advice or recommendation of the Adviser, an Investment Manager or their affiliates, as a primary basis for the decision to invest such Series, and that its investment in the Series will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

         The provisions of ERISA are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA contained in this Offering Memorandum is, of necessity, general and may be affected by future publication of DOL regulations and rulings. Potential Plan investors should consult with their legal advisors regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares.

    ADDITIONAL INFORMATION REGARDING THE LIMITED LIABILITY COMPANY AGREEMENT

Amendment of the LLC Agreement

         The LLC Agreement may generally be amended, in whole or in part, with the approval of a majority of the Board of Directors (including a majority of the Independent Directors, if required by the 1940 Act) and without the approval of the Members unless the approval of Members is required by the 1940 Act. Certain amendments to the LLC Agreement involving Share balances (generally those reducing a member's claim on the assets of a Series) may not be made without the written consent of any Member adversely affected by the amendments or unless each Member has received written notice of the amendment and any Member objecting to the amendment has been allowed a reasonable opportunity (pursuant to any procedures as may be prescribed by the Board of Directors) to tender all of his, her or its Shares for repurchase by the Company. In addition, amendments that would modify the provisions of the LLC Agreement regarding amendment procedures (if material) or the Company's indemnification obligations may be made only with the unanimous consent of the Members and, to the extent required by the 1940 Act, approval of a majority of the Directors (and, if so required, a majority of the Independent Directors).

Shares Issuable

         The Company is authorized to issue an unlimited number of Shares, all at $0.00001 par value per Share.

Power of Attorney

         In subscribing for Shares, an investor will appoint the Administrator as his, her or its attorney-in-fact for purposes of filing required certificates and documents relating to the formation and maintenance of the Company as a limited liability company under Delaware law or signing all instruments effecting authorized changes in the Company, the Series or the LLC Agreement and conveyances and other instruments deemed necessary to effect the dissolution or termination of any Series or the Company. This power of attorney, which will be contained in an investors' subscription agreement, is a special power of attorney and is coupled with an interest in favor of the Administrator and as such will be irrevocable and will continue in full force and effect, notwithstanding the subsequent death or incapacity of any Member granting the power of attorney. In addition, the power of attorney will survive the delivery of a transfer by a Member of all or part of the Member's Shares, except that when the transferee of such Shares has been approved by the Administrator for admission to the Company as a substitute Member, or upon the withdrawal of a Member from a Series pursuant to a periodic tender or otherwise, the power of attorney given by the transferor will terminate.

                               REPORTS TO MEMBERS

         Each Series will furnish to Members as soon as practicable after the end of each taxable year and each calendar year such information as is necessary for them to complete U.S. federal and state income tax or information returns, along with any other tax information required by law. An Investment Manager's delay, however, in providing this information will delay the preparation by a Series of certain tax information for Members that held Shares prior to the Tax Conversion Date, which will likely require Members to seek extensions of the time for filing their tax returns, or could delay the preparation of the Series' annual report. A Series will send to Members an unaudited semiannual and an audited annual report within 60 days after the close of the period covered by the report, or as otherwise required by the 1940 Act. The most recent audited report for each Series (for the fiscal period ended March 31, 2005) was distributed to Members on or about May 30, 2005. Members are also sent reports regarding a Series' operations at least quarterly.

                         ADVERTISING AND SALES MATERIAL

         Advertisements and sales literature relating to the Company and reports to Members may include quotations of investment performance. In these materials, the performance of a Series will normally be portrayed as the net return to an investor in that Series during each month or quarter of the period for which investment performance is being shown. Cumulative performance and year-to-date performance computed by aggregating quarterly or monthly return data may also be used. Investment returns will be reported on a net basis, after all fees and expenses. Other methods may also be used to portray a Series' investment performance. The investment performance of each Series will vary from time to time, and past results are not necessarily representative of future results.

         Comparative performance information, as well as any published ratings, rankings and analyses, reports and articles discussing the Company or a Series, may also be used to advertise or market the Company or a Series, including data and materials prepared by recognized sources of such information. Such information may include comparisons of a Series' investment performance to the performance of recognized market indices and other indices. Comparisons also may be made to economic and financial trends and data that may be relevant for investors to consider in determining whether to invest in a Series.

                        TERM, DISSOLUTION AND LIQUIDATION

         The Company or a Series will be dissolved upon, among other things, the affirmative vote to dissolve the Company or such Series by: (1) a majority of the Board of Directors (including a majority of the Independent Directors); and
(2) Members holding at least two-thirds (?) of the total number of votes eligible to be cast by all Members of the Company or the particular Series. In addition, the LLC Agreement provides that a Series will be dissolved if any Member that has submitted a written request, in accordance with the terms of that Agreement, to tender all of his, her or its Shares for repurchase by the Company has not been given the opportunity to so tender within a period of two years after the request (whether in a single repurchase offer or multiple consecutive offers within the two-year period). A Member who intends to cause a Series to be dissolved must so indicate in a separate written request submitted within the applicable two-year period. The Company or a Series will also be dissolved as required by operation of law. Upon the occurrence of any event of dissolution, a liquidator elected by the Members holding a majority of the total number of votes eligible to be cast by all Members and whose fees will be paid by the Company, is charged with winding up the affairs of the Company and liquidating its assets.

         Upon the liquidation of the Company, or a Series, its assets will be distributed (1) first to satisfy the debts, liabilities and obligations of the Company or the Series (other than debts to Members) including actual or anticipated liquidation expenses, (2) next to repay debts owing to the Members and (3) finally to the Members proportionately in accordance with their Share balances. Assets may be distributed in kind on a proportionate basis if the Board of Directors or liquidator determines that the distribution of assets in kind would be in the interests of the Members in facilitating an orderly liquidation.

                                   FISCAL YEAR

         For accounting purposes, the Company's fiscal year is the 12-month period ending on March 31. For tax purposes, the Company has also adopted the 12-month period ending March 31 of each year as its taxable year.

         INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL

         The Board of Directors has selected KPMG LLP ("KPMG") as the independent registered public accounting firm of the Company. KPMG's principal business address is located at 757 Third Avenue, New York, New York 10017. Shearman & Sterling LLP, New York, New York, serves as legal counsel to the Company, the Adviser and their affiliates with respect to the Company. Kramer Levin Naftalis & Frankel LLP, New York, New York, serves as special counsel to the Independent Directors.

                       INQUIRIES AND FINANCIAL INFORMATION

         Inquiries concerning the Company, each of the Series and the Shares (including information concerning subscription and withdrawal procedures) should be directed to:

                           399 Park Avenue, 7th Floor
                               New York, NY 10043
                            Telephone: (212) 816-4999
                            Facsimile: (212) 816-0720

         The Company's year-end financial statements have been audited by KPMG LLP, while its semi-annual financial statements are unaudited. Audited financial statements for each fiscal year-end preceding the date of this Offering Memorandum are incorporated herein by reference. Those reports are available without charge upon request directed to the address or telephone number above.

                                   APPENDIX A

                   INVESTOR QUALIFICATIONS AND REPRESENTATIONS

         The following should be read in conjunction with the subscription materials for the Company, which refer to each prospective investor seeking to subscribe the Shares (or to a Member seeking to subscribe for additional Shares) as a "Subscriber":

         The Subscriber hereby represents and warrants to, and covenants and agrees with, the Company that Subscriber meets the accreditation standards and eligibility policies as set forth in this Appendix A.

         Accredited Investors

          1. Subscriber is acquiring Shares directly or indirectly for the account of an "accredited investor" meeting one or more of the "asset tests" set forth in Rule 501(a) of Regulation D under the Securities Act of 1933 (the "1933 Act"). (Alternative tests under Regulation D also may be relied upon with respect to selected categories of investors, including employees, officers and directors of affiliates of the Company.) Such accredited investors are referred to in the Offering Memorandum as "Eligible Investors" and include the following:

               o An individual who has an individual net worth or joint net worth with his or her spouse, in excess of $1,000,000. "Net worth" for these purposes means the value of total assets at fair market value, including home, home furnishings and automobiles, less total liabilities; or

               o A corporation, partnership, limited liability company, or similar business trust or tax-exempt organization as defined in
          Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "Code"), that (i) has total assets in excess of $5,000,000, and
          (ii) was neither formed nor is operated for the specific purpose of investing in the Company; or

               o An entity whose equity owners are each "accredited investors" as defined in this section.

          2. An Eligible Investor generally must have a brokerage account with an approved Placement Agent. Existing Members subscribing for additional Shares must be Eligible Investors at the time of the additional subscriptions.

         Anti-Money Laundering Procedures

          1. In order to comply with applicable anti-money laundering regulations, the Company, the Administrator or the Subscriber's Placement Agent may require a detailed verification of the Subscriber's identity and the source of its subscription proceeds. The Subscriber agrees to promptly provide the Company, the Administrator or the Subscriber's Placement Agent, as applicable, with any requested information and documentation.

          2. The Subscriber represents that it is not involved in any money laundering schemes, and the source of this investment is not derived from any unlawful or criminal activities. It further represents that this investment is not designed to avoid the reporting and record-keeping requirement of the Bank Secrecy Act of 1970, as amended.

          3. If the Subscriber is not investing in the Company on behalf of or for the benefit of, other investors, the Subscriber represent that it is purchasing Shares in the Company for the Subscriber's own account, for investment purposes, and not for subdivision or fractionalization, and is not acting as agent, representative, intermediary or nominee or in any similar capacity for any other person.*

          4. The Subscriber acknowledges that the Company generally prohibits any investment in the Company by or on behalf of a "Prohibited Investor" unless specifically permitted by the Company, in its sole discretion. A "Prohibited Investor" means:

               o any individual or entity whose name appears on the various lists issued and/or maintained by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC"), including, but not limited to, the Specially Designated Nationals and Blocked Persons List (also known as the "SDN List"); and

               o any individual or entity who is a citizen or resident of, or located in a country where OFAC sanctions against such country prohibit any investment by such subscriber in the Company.**

         The above lists are available at http://www.ustreas.gov/ofac/. and should be checked by the Subscriber before making the above representations.

          5. If the Subscriber is an intermediary, a fund of funds, or otherwise investing in the Company on behalf of "Underlying Investors", the Subscriber represents and agrees that:

               o the Subscriber properly discloses its relationship with its Underlying Investors as follows: (please attach supplemental pages headed "Underlying Investors" to completed subscription materials as necessary);

               o the representations, warranties and covenants made herein are made by the Subscriber on behalf of itself and its Underlying Investors;

               o the Subscriber has all requisite power and authority from its Underlying Investors to execute and perform the obligations under this section;

               o accompanying this subscription is a certificate in a form acceptable to the Company, the Administrator or the Subscriber's Placement Agent in their sole discretion with respect to the due diligence the Subscriber has carried out and will continue to carry out with respect to the identity and background of each Underlying Investor as well as the proceeds invested in the Company by the Underlying Investors;

               o its Underlying Investors are not Prohibited Investors, as defined above;

               o the Subscriber is not otherwise aware of any reasons which should prevent the Company from accepting an investment directly by an Underlying Investor; and

----------------------------------

* "Person" includes nominee account, beneficial owner, individual, bank, corporation, partnership, limited liability company or any other legal entity.

** The U.S. Federal and Executive Orders administered by OFAC prohibit, among other things, the engagement in transactions with and the provision of services to, certain foreign counries, territories, entities and individuals including specially designated nationals, narcotics traffickers and other parties subject to OFAC sanctions and embargo programs.

               o the Subscriber agrees to provide such further assurance and certifications regarding itself and/or its Underlying Investors as the Company, the Administrator or the Subscriber's Placement Agent may reasonably require.

          6. To the best of the Subscriber's knowledge, neither it nor any individual or entity controlling, controlled by, or under common control with the Subscriber, or related to, or otherwise associated with, the Subscriber, is a "Prohibited Investor" as defined above.

          7. The Subscriber acknowledges that if, following its investment in the Company, the Company, the Adviser, the Administrator or the Subscriber's Placement Agent reasonably believe that the Subscriber is a Prohibited Investor or has otherwise breached its representations and covenants hereunder as to its identity and the source of its subscription proceeds, the Company may be obligated to freeze the Subscriber's dealings with its Shares, including by refusing additional subscriptions for Shares by the Subscriber or any repurchase requests by the Subscriber and/or segregating the assets represented by the Subscriber's Shares in accordance with applicable regulations, or mandatorily repurchasing the Subscriber's Shares, and the Subscriber will have no claim whatsoever against the Company, the Adviser, the Administrator or the Subscriber's Placement Agent for any form of losses or other damages incurred by it as a result of any of these actions. The Subscriber also acknowledges that the Company, the Adviser, the Administrator or the Subscriber's Placement Agent may be required to report such actions and to disclose the Subscriber's identity to OFAC or other regulatory bodies.

          8. The Subscriber is not a "shell bank", and its subscription proceeds do not originate from, and will not be routed through, an account maintained at such a bank. A "shell bank" is a bank that does not have a physical presence in any country and is not an affiliate of a depository institution, credit union or bank that maintains a physical presence in any country and is supervised by a banking authority.

          9. The Subscriber is not a senior non-U.S. government or public official, a member of such a person's immediate family, or any close associate of such a person. If the Subscriber cannot make this representation, the Subscriber must contact the Company, the Administrator or the Subscriber's Placement Agent.

          10. The Subscriber is not a citizen or resident of, or located in, a jurisdiction identified on the Non-Cooperative Countries and Territories list of OECD's Financial Action Task Force ("FATF Non-Cooperative Countries and Territories"), and its subscription proceeds do not originate from, or are not routed through a bank organized or charted under the laws of any FATF Non-Cooperative Countries and Territories.* If the Subscriber cannot make this representation, the Subscriber must contact the Company, the Administrator or the Subscriber's Placement Agent.

          11. All information that the Subscriber has provided to the Company, the Administrator or the Subscriber's Placement Agent in relation to the subscription of the Shares, is true and accurate.

          12. The Subscriber represents that all evidence of identity provided to the Company, the Administrator or the Subscriber's Placement Agent is genuine and all related information furnished by it is accurate, and it agrees to provide any further information or documents deemed necessary by the Company, the Administrator or the Subscriber's Placement Agent in their sole discretion to comply with the Company's anti-money laundering policies and related responsibilities from time to time.

----------------------------

* As of the date hereof, the following countries and territories are on FATF Non-Cooperative Countries and Territories list: Cook Islands, Egypt, Grenada, Guatemala, Indonesia, Myanmar, Nauru, Nigeria, Philippines, St. Vincent and the Grenadines, and Ukraine. Updated information is available at http://www.oecd.org/fatf/NCCT-en.htm.

          13. The representations, warranties, agreements, undertakings, and acknowledgments made by the Subscriber above and documents submitted in relation hereto are made and submitted with the intent that they will be relied upon by the Company in determining the suitability of the Subscriber as an investor in the Company, and will survive the investment in the Company by the Subscriber. The Subscriber agrees that such representations, warranties, agreements, undertakings and acknowledgments (including representation, warranties, agreements, undertakings and acknowledgements contained in any documents submitted in relation hereto) will be deemed reaffirmed by the Subscriber at any time it makes an additional investment in the Company. In addition, the Subscriber undertakes to notify the Company immediately of any change in any representation, warranty or other information relating to the Subscriber set forth herein.

                           PART C o OTHER INFORMATION


ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(1) Audited Financial Statements for the fiscal year ended March 31, 2005 (including Statement of Assets and Liabilities, Statement of Operations, Statement of Changes, Statement of Cash Flows, Financial Highlights, Notes to
Same).***

(2) Exhibits:

(2)(a)(1) Certificate of Formation of Limited Liability Company.*

(2)(a)(2) Limited Liability Company Agreement.** [WILL BE REFILED BY SUBSEQUENT AMENDMENT]

(2)(b) Not Applicable.

(2)(c) Not Applicable.

(2)(d) See Item 24(2)(a)(2).

(2)(e) Not Applicable.

(2)(f) Not Applicable.

(2)(g) Form of Investment Advisory Agreement.**

(2)(h) Form of Placement Agency Agreement.**

(2)(i) Not Applicable.

(2)(j) Form of Custodian Agreement.**

(2)(k)(1) Form of Administrative Services Agreement.**

(2)(k)(2) Form of Sub-Administration, Accounting and Investor Services Agreement.**

(2)(k)(3) Form of Escrow Agreement.**

(2)(k)(4) Form of Power of Attorney. ****

(2)(l) Opinion of counsel.****

(2)(m) Not Applicable.

(2)(n) Consent of Independent Registered Public Accounting Firm to be filed by subsequent amendment.

(2)(o) See Item 24(1) above.

(2)(p) Not Applicable.

(2)(q) Not Applicable.

(2)(r)(1) Code of Ethics.**

-------------------

* Filed with the Registrant's initial registration statement under the Investment Company Act of 1940 on Form N-2 on August 23, 2002 (File no. 811-21190) and incorporated herein by reference.

** Filed with Amendment No. 1 to the Registrant's registration statement under the Investment Company Act of 1940 on Form N-2 on November 13, 2002 (File no. 811-21190) and incorporated herein by reference.

*** Filed with the Registrant's annual reports (separately for Multi-Strategy Series G) under the Investment Company Act of 1940 on Form N-CSR on June 6, 2005 (File no. 811-21190) and incorporated herein by reference.

**** Filed with Amendment No. 4 to the Registrant's registration statement under the Investment Company Act of 1940 on Form N-2 on December 5, 2003 (File no. 33-107876) and incorporated herein by reference.

ITEM 25.  MARKETING ARRANGEMENTS

Not Applicable.

ITEM 26.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

All figures are estimates (and aggregate the expenses with respect to the offering hereunder with those of prior offerings):
----------------------------------------------------------
Blue Sky Fees and Expenses
(including fees of counsel)...............     $20,000
----------------------------------------------------------
Accounting fees and expenses..............     $30,000
----------------------------------------------------------
Legal fees and expenses...................    $395,000
----------------------------------------------------------
Printing and engraving....................     $30,000
----------------------------------------------------------
Offering Expenses.........................     $15,000
----------------------------------------------------------
Miscellaneous.............................     $10,000
----------------------------------------------------------
Total.....................................    $500,000
----------------------------------------------------------

ITEM 27.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

After completion of the offering of Shares, the Registrant expects that no person will be directly or indirectly under common control with the Registrant, except that the Registrant may be deemed to be controlled by Citigroup Inc. and/or Citigroup Alternative Investments LLC (the "Adviser"), the investment adviser to the Registrant. The Adviser is a limited liability company formed under the laws of the State of Delaware. Additional information regarding the Adviser is set out in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-60990), and is incorporated herein by reference.

ITEM 28.  NUMBER OF HOLDERS OF SECURITIES

Title of Class: Shares of Beneficial Interest in the Company (designated as "Shares")

Number of Record Holders (as of [_______], 2005): [____] for Multi-Strategy Series G and [____] for Multi-Strategy Series M.

ITEM 29.  INDEMNIFICATION

The Registrant hereby undertakes that it will apply the indemnification provisions of the LLC Agreement in a manner consistent with Investment Company Act Release No. 11330 (Sept. 4, 1980) issued by the Securities and Exchange Commission, as long as the interpretation of Sections 17(h) and 17(i) of the 1940 Act contained in that release remains in effect.

The Registrant maintains insurance on behalf of any person who is or was an Independent Director, officer, employee or agent of the Registrant, against certain liability asserted against him or her and incurred by him or her or arising out of his or her position. In no event, however, will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person or any act for which the Registrant itself is not permitted to indemnify.

ITEM 30.  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing director, executive officer or partner of the Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set out in the Registrant's Offering Memorandum in the section entitled "The Adviser." Additional information regarding the Adviser and its officers and directors is set out in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-60990), and is incorporated herein by reference.

ITEM 31.  LOCATION OF ACCOUNTS AND RECORDS

The Administrator maintains certain required accounting related and financial books and records of the Registrant at 399 Park Avenue, 7th Floor, New York, New York 10043. The other required books and records are maintained by PFPC Inc. at 400 Bellevue Parkway, Wilmington, Delaware, 19809.

ITEM 32.  MANAGEMENT SERVICES

Not Applicable.

ITEM 33.  UNDERTAKINGS

Not Applicable.

FORM N-2

Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this registration statement to be signed on its behalf by the undersigned duly authorized person, in New York, New York, on the 28th day of July 2005.

Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC

By:      /s/ David Vogel*
         ---------------------------------
         Name:   David Vogel
         Title:  President (Principal Executive Officer) and Director



Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated.

 -------------------------- -------------------------------- -------------------
 Signature                  Title                            Date
 ---------                  -----                            ----
 -------------------------- -------------------------------- -------------------
 /s/ Charles Hurty*         Director                         July 28, 2005
 -----------------
 Charles Hurty
 -------------------------- -------------------------------- -------------------
  /s/ Steven Krull*          Director                        July 28, 2005
 ----------------
 Steven Krull
 -------------------------- -------------------------------- -------------------
 /s/ David Vogel*           President (Principal Executive   July 28, 2005
 ---------------
 David Vogel                Officer and Director)
 -------------------------- -------------------------------- -------------------
 /s/ Jennifer Magro         Treasurer (Principal Financial   July 28, 2005
 ------------------
 Jennifer Magro             Officer)
 -------------------------- -------------------------------- -------------------


*        By:  /s/  Jennifer Magro
              --------------------------
                   Power of Attorney

    Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC

                                  Exhibit Index
                                  -------------


NO EXHIBITS FILED HEREWITH.